SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

12 August 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Page

Risk and balance sheet management

Capital	118

Funding and liquidity risk	122

Credit risk	131

Market risk	165

Risk factors	172

Additional information	176

Selected financial data	176

Signature page	179

Appendix 1 Businesses outlined for disposal

Appendix 2 Additional risk management disclosures

Appendix 3 Asset Protection Scheme

Glossary of terms

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile;  certain ring-fencing proposals; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain businesses, assets and liabilities from RBS Bank N.V. to RBS plc; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other government and regulatory bodies; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the recommendations made by the UK Independent Commission on Banking and their potential implications; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

RFS Holdings is the entity that acquired ABN AMRO and is now 98% owned by RBS and is fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in non-controlling interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets.

Non-GAAP financial information
IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described above. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility. RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.

Net interest margin
The basis of calculating the net interest margin (NIM) was refined in Q1 2011 and reflects the actual number of days in each quarter. Group and divisional NIMs for 2010 have been re-computed on the new basis.

Condensed consolidated income statement
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Interest receivable	5,404	5,401	5,888	10,805	11,580
Interest payable	(2,177)	(2,100)	(2,212)	(4,277)	(4,362)

Net interest income	3,227	3,301	3,676	6,528	7,218

Fees and commissions receivable	1,700	1,642	2,053	3,342	4,104
Fees and commissions payable	(323)	(260)	(579)	(583)	(1,151)
Income from trading activities	1,147	835	2,110	1,982	3,876
Gain on redemption of own debt	255	-	553	255	553
Other operating income (excluding insurance premium income)	1,142	391	346	1,533	793
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Non-interest income	5,011	3,757	5,761	8,768	10,742

Total income	8,238	7,058	9,437	15,296	17,960

Staff costs	(2,210)	(2,399)	(2,365)	(4,609)	(5,054)
Premises and equipment	(602)	(571)	(547)	(1,173)	(1,082)
Other administrative expenses	(1,752)	(921)	(1,022)	(2,673)	(2,033)
Depreciation and amortisation	(453)	(424)	(519)	(877)	(1,001)

Operating expenses	(5,017)	(4,315)	(4,453)	(9,332)	(9,170)

Profit before other operating charges and impairment losses	3,221	2,743	4,984	5,964	8,790
Insurance net claims	(793)	(912)	(1,323)	(1,705)	(2,459)
Impairment losses	(3,106)	(1,947)	(2,487)	(5,053)	(5,162)

Operating (loss)/profit before tax	(678)	(116)	1,174	(794)	1,169
Tax charge	(222)	(423)	(825)	(645)	(932)

(Loss)/profit from continuing operations	(900)	(539)	349	(1,439)	237
Profit/(loss) from discontinued operations, net of tax	21	10	(1,019)	31	(706)

Loss for the period	(879)	(529)	(670)	(1,408)	(469)
Non-controlling interests	(18)	1	946	(17)	602
Preference share and other dividends	-	-	(19)	-	(124)

(Loss)/profit attributable to ordinary and B shareholders	(897)	(528)	257	(1,425)	9

Comment

Stephen Hester, Group Chief Executive, commented:

“RBS’s second quarter results show the Group’s restructuring momentum continues whilst Core business performance is resilient in challenging market conditions.

I am pleased with progress across key aspects of the RBS Strategic Plan.  The run-down of Non-Core assets is ahead of schedule and c.60% below our starting point. The large improvements in balance sheet structure and funding that we have accomplished particularly show their value in turbulent debt markets such as those of recent months. In our Core businesses important turnarounds in RBS Insurance and Citizens continue. New provisioning in Ireland has shown its first quarterly decline.

Service to customers remains at the heart of our mission. It is even more important with economic recovery slower than had been hoped for which will also affect the speed of our own recovery. However, the Bank’s principal businesses remain solidly profitable, though results in GBM have been impacted by difficult markets.

There is no shortcut to achieving our goals. We seek excellence in support of customers; a strong risk profile with the past accounted for; and the improved shareholder returns important to all. This is our focus. Economic and regulatory headwinds may be challenging but the momentum that our people and restructuring actions have sustained thus far in the RBS recovery plan should continue to stand us in good stead.”

Highlights

Second quarter results summary
The Royal Bank of Scotland Group (RBS or the Group) reported an operating loss before tax of £678 million in the second quarter of 2011, compared with a loss of £116 million in the first quarter of 2011 and a profit of £1,174 million in Q2 2010.

Excluding the impact of Payment Protection Insurance costs of £850 million, Sovereign debt impairment of £733 million and interest rate hedge adjustments on impaired available-for-sale Greek government bonds of £109 million, the Group reported a profit of £818 million in the second quarter of 2011, 22% lower than in Q1 2011 but up from £250 million in Q2 2010.

The results reflect steady momentum in the Core Retail & Commercial (R&C) businesses, with further progress in the US and reduced losses in Ulster Bank, but lower revenue in Global Banking & Markets (GBM), where weaker client activity across all trading desks and active risk reduction within the business reflected the uncertain market environment. RBS Insurance continued its recovery.

Non-Core continued its risk reduction programme, with funded assets falling by £12 billion during the quarter as the division worked through its pipeline of disposals. Non-Core remains on track to meet its target of reducing third party assets to below £100 billion by the end of the year.

A charge of £850 million, previously announced, was booked during the second quarter for Payment Protection Insurance claims. In addition a provision for impairment of £733 million was booked against Greek government bonds. If the proposed restructuring of Greek government debt announced in July is effected, RBS could recognise a credit of c.£275 million in the second half of 2011, partially offsetting this charge. A liability management exercise in Ulster Bank resulted in a gain of £255 million on the purchase of own asset securitisation debt during the quarter.

A gain of £339 million was recorded on movements in the fair value of own debt, as credit spreads widened, compared with a charge of £480 million in Q1 2011 and a gain of £619 million in Q2 2010. A further charge of £168 million (compared with £469 million in the first quarter) was booked in respect of the Asset Protection Scheme (APS), which is accounted for as a derivative. The cumulative APS charge now stands at £2,187 million.

After these and other charges, RBS recorded a pre-tax loss of £678 million. After tax and minority interests, the attributable loss was £897 million, compared with a loss of £528 million in Q1 2011 and a profit of £257 million in Q2 2010.

Income
Group income totalled £8,238 million, up 17% from Q1 2011. Excluding movements in the fair value of own debt of £339 million, a charge in respect of the APS credit default swap of £168 million, strategic disposals of £50 million, gain on redemption of own debt of £255 million and other adjustments totalling a loss of £5 million, Group income totalled £7,767 million, down 3% from Q1 2011. Retail & Commercial (R&C) revenues were up 1% while GBM revenues fell back from a strong first quarter result, as the uncertain trading environment dampened client activities across all trading desks. GBM income in the first half, at £3,930 million, was broadly in line with previous guidance on annual run rates. However, fixed income and currency flows are inherently volatile, and in current difficult market conditions we have reduced risk exposures in the division, which is likely to result in lower run rates until customer confidence improves. On the same basis, Group income was down 5% compared with the second quarter of 2010.

Highlights (continued)

Second quarter results summary (continued)
Non-Core income performance, on the other hand, was strong, up from £486 million in the first quarter to £978 million in the second quarter, reflecting gains on a number of securities arising from restructured assets.

Net interest income was 2% lower than in the first quarter, with Group net interest margin narrowing to 1.96% from 2.04%, reflecting a Q1 2011 non-recurring item in UK Corporate of £50 million, as well as precautionary liquidity and funding strategies given the environment. Non-interest income increased 33% to £5,011 million from £3,757 million. Excluding movements in the fair value of own debt of £339 million, a charge on the APS credit default swap of £168 million, strategic disposals of £50 million, gain on redemption of own debt of £255 million and other adjustments of £1 million, non-interest income fell by 4% from Q1 2011, reflecting principally the decline in trading income in GBM. This was partially offset by the strong performance in Non-Core.

Expenses
Group second quarter costs totalled £5,017 million, up 16% from Q1 2011 and down 13% from Q2 2010. Excluding Payment Protection Insurance costs of £850 million, integration and restructuring costs of £209 million, amortisation of purchased intangible assets of £56 million and other adjustments of £10 million, Group second quarter costs totalled £3,892 million, down 6% from Q1 2011 and down 5% from Q2 2010. This was principally driven by reduced staff costs in GBM, reflecting the division’s lower income levels, as well as overall tight expense discipline.

The Group cost:income ratio was 61%, compared with 61% in Q1 2011 and 47% in Q2 2010. The Core cost:income ratio was 52%, compared with 50% in Q1 2011 and 48% in Q2 2010.

Impairments
Impairments were £1,159 million higher at £3,106 million in Q2 2011. Excluding sovereign debt impairment of £733 million and interest rate hedge adjustments on available-for-sale Greek government bonds of £109 million, impairments were £317 million higher at £2,264 million in Q2 2011, driven principally by additional provisions in respect of development land values in Non-Core’s Irish portfolios and a small number of impairments relating to large corporates. Core impairments were 2% lower than in Q1 2011 at £853 million and 22% down from Q2 2010, with more stable trends in Core Ulster Bank and US loan books partially offset by a number of single name corporate impairments. Core impairments represented 0.8% of loans and advances to customers, compared with 0.8% in Q1 2011 and 1.0% in Q2 2010.

The combined Ulster Bank (Core and Non-Core) impairment charge of £1,251 million for Q2 2011 was £49 million lower than Q1 2011. This reflected a decrease in defaulting loans and a stabilisation of mortgage loan loss metrics, offset by deteriorating collateral values in our development portfolios.

Balance sheet
RBS’s balance sheet remained stable in the second quarter, with Group third party assets (excluding derivatives) of £1,051 billion, compared with £1,052 billion at 31 March 2011.

Highlights (continued)

Second quarter results summary (continued)

Non-Core third party assets fell by £12 billion to £113 billion during the second quarter, driven by £7 billion of disposals and £5 billion of portfolio run-off. Over the 12 months ending 30 June 2011, Non-Core assets declined by £61 billion (35%), including £36 billion of disposals and £26 billion of run-off.

Core third party assets grew by £11 billion during the quarter, with strong asset growth in Global Transaction Services (GTS) and increased cash balances held with central banks.

Funding and liquidity
The Group funding gap fell by £5 billion to £61 billion in the quarter, as the Group loan:deposit ratio (LDR) improved to 114% versus 115% in Q1 2011 and 128% in Q2 2010. The Core LDR was 96%, flat to the first quarter and down from 102% in Q2 2010.

Short term wholesale funding, excluding derivative collateral, increased slightly, reflecting the approaching maturity of medium term notes issued under the Credit Guarantee Scheme, which are on track to be repaid in full by Q2 2012. The liquidity portfolio remained above target at £155 billion and increased £18 billion year on year.

RBS issued £8 billion of term funding during the second quarter, taking total term issuance for the first half to £18 billion, compared with a full year target of £23 billion. Issuance was principally in euros and US dollars.

Capital
The Core Tier 1 ratio remained strong at 11.1%. The movement in the ratio from the first quarter reflected a small reduction in Core Tier 1 capital driven by the loss in the quarter partially offset by a small decline in gross risk-weighted assets, excluding the benefit provided by the APS. During the second quarter RWAs fell in GBM and Non-Core, but rose in Ulster Bank, where the continuing weak credit environment led to increased risk weightings. Compared with Q2 2010, gross Group RWAs have fallen by £9.4 billion. The APS provided a benefit to the Core Tier 1 ratio of approximately 1.3%, unchanged in the quarter.

Regulation
The international regulatory reform agenda has continued to progress in recent months, including the announcement of draft proposals from the European Commission for the implementation of the Basel III capital and liquidity framework, publication by the Basel Committee of increased loss absorbency requirements for banks deemed to be of global systemic importance and consultation by the Financial Stability Board on measures to enable the effective resolution of systemically important financial institutions.

In the UK, RBS has responded to the Interim Report of the Independent Commission on Banking, welcoming the Commission’s support for the far-reaching programme of international reform. This programme in RBS’s view will bring about a substantial reduction in both the probability of bank failure and the impact of such failure and thereby effectively tackle the issue of implicit state subsidies.

Highlights (continued)

Second quarter results summary (continued)

RBS continues to engage with the Commission and with regulators on the Commission’s proposals for ring-fencing certain activities. In RBS’s view, ring-fencing is unlikely to meet the tests set out in the Commission’s terms of reference. We believe it might actually result in increased risk whilst costs to banks and the broader economy could be significant. The case for going further than the international reform under way is unproven. The economic and market backdrop also suggest that further change may be ill-timed.

RBS’s analysis of these issues and constructive proposals regarding a ring-fence are set out in the above referenced response to the Commission, available on the RBS website.

Customer franchises
Central to the Group’s strategic plan is the objective of serving our customers well and better.  Throughout the last two years our businesses have demonstrated their commitment to making this a firm reality.  We continue to execute previously announced programmes and the first half of 2011 saw further examples of that commitment.

Key to all of our businesses is ensuring that customers have access to the products and services they require, where and when they require them.  In working to achieve this, many of our businesses have focused on how they can work together to improve the customer experience.

GBM, GTS and UK Corporate have established a cross-business committee to work with customers to develop and deepen the relationships already in place and ensure that customers receive a truly joined-up service from the Group.

During H1 2011 GTS also worked in partnership with Citizens in the US to provide a new, all-in-one, cash management tool to SME customers. The tool is accessed online from a computer or mobile device and was developed as a result of direct feedback from Citizens customers, allowing smaller businesses to improve the efficiency and effectiveness of their everyday cash transactions.

In the UK, UK Corporate’s newly launched “Ahead for Business” campaign brings together the services provided by its own relationship managers but also some of those provided by GTS, GBM and UK Retail. For instance, GTS can provide advice and support for UK businesses looking to expand internationally, GBM can carry out foreign exchange transactions on behalf of smaller clients and UK Retail provide the branch network and online capabilities which allow many of UK Corporate’s customers to interact with the RBS Group.

Developments in technology have also helped meet our goal of improving the customer experience; the development of an updated iPhone application by UK Retail in H1 2011 allowed customers sight of all their accounts held with RBS or NatWest and provided the capability to make transfers between them. Wealth’s continuing use of social media in increasing public awareness of the Coutts brand, and of the products and services on offer was another example. GBM also improved its online research and trading portal in the quarter with innovative tools such as the application for the BlackBerry PlayBook, which provides tailored research to clients on the move.

The Group recognises that there is still progress to be made, but remains committed to improving standards of customer service in all its businesses.

Highlights (continued)

Second quarter results summary (continued)

UK Lending
RBS is committed to supporting its UK customers and the UK economy as a whole. Lending to UK businesses is one way in which the Group provides this support, and in H1 2011 the Group provided a total of £44.2 billion of new lending to UK business customers. This comprised £16.7 billion of gross new loans and facilities to mid and large corporates, £7.2 billion of mid-corporate overdraft renewals, £15.5 billion of gross new loans and facilities to SMEs and £4.8 billion of SME overdraft renewals. RBS continues to make available lending facilities considerably in excess of its market share of UK corporate and SME relationships, highlighting the effectiveness of the Group’s efforts to support business customers.

The Group recognised the importance of the overdraft as a source of finance for SMEs when it introduced its Overdraft Price Promise in 2008.  Since then, the overdraft price promise has been a significant driver of lending volumes, and over a quarter of gross new lending to SMEs in H1 2011 represented an overdraft renewal or new overdraft facility. Over 90% of SME customers have had their overdrafts renewed at the same or a lower margin, representing a total saving to customers of £250 million.

Demand from mid and large corporates remained robust in the second quarter, with the attractive rates available in the market encouraging many businesses to refinance. This led to strong gross new lending volumes, though repayments were also high. Mid and large corporate drawn balances totalled £52.8 billion at 30 June 2011, compared with £54.5 billion at the end of Q1 2011.

Repayments also continued at elevated levels in the SME segment in Q2 2011, with the result that drawn balances declined during the quarter. In the manufacturing and public administration sectors, however, drawn balances increased, reflecting stronger demand in these sectors. Core SME drawn balances totalled £52.3 billion at 30 June 2011, compared with £53.5 billion at 31 March 2011. Excluding real estate and construction, balances were 1% lower.

Demand for credit from SMEs remains well below pre-crisis levels. The independent SME Finance Monitor survey showed that 81% of SMEs had no plans to borrow in the following three months and only 2% of SMEs cited lack of external finance as the main obstacle to running their business over the same time period. This is reflected in the continued low volumes of applications for new lending received from businesses - 139,000 in H1 2011, down 20% from H1 2010. Approval rates remained above 85% in H1 2011, but overdraft utilisation rates also fell away from the seasonal high in Q1 2011.

The Group is committed to fostering demand and has launched a number of new initiatives, under the banner of “Ahead for Business”, designed to ensure that SME customers banking with the Group can be confident in realising their potential. Specific activities include reinforcing the “open for business” message through the provision of funds targeted at specific segments including renewables and franchises. The Group has invested in increasing relationship managers’ skills, with over 4,000 relationship managers completing accredited qualifications.

Highlights (continued)

Second quarter results summary (continued)

Outlook
RBS targets continued progress in implementing its restructuring plans. The trajectory of economic recovery and interest rates will influence the pace of R&C profit improvement. GBM seems likely to experience activity levels below those targeted while markets remain anxious. The pattern of regulatory change will also impact industry outlook. Despite these factors the bank will remain focussed on supporting customers, reducing risk and building sustainable profitability.

Analysis of results

	Quarter ended		Half year ended
	30 June 2011	31 March 2011	30 June 2011	30 June 2010
Net interest income	£m	£m	£m	£m

Net interest income	3,227	3,301	6,528	7,218

Average interest-earning assets	660,548	657,610	658,887	709,910

Net interest margin
- Group	1.96%	2.04%	2.00%	2.05%
- Core
- Retail & Commercial (1)	3.22%	3.27%	3.25%	3.06%
- Global Banking & Markets	0.70%	0.76%	0.73%	1.07%
- Non-Core	0.87%	0.90%	0.89%	1.25%

Notes:
(1)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q2 2011 compared with Q1 2011
•
Net interest income (NII) fell 2% from Q1 2011, primarily reflecting an income recognition adjustment in UK Corporate in Q1 2011 and higher funding costs, along with the continued run-down of Non-Core assets.

•
Group NIM narrowed to 1.96% from 2.04% in the first quarter, or 4 basis points adjusting for the UK Corporate income recognition adjustment of £50 million in Q1 2011. This reflected some tightening of margins in GBM and precautionary Group liquidity and funding strategies given the environment.

•
Core Retail & Commercial NIM decreased 5 basis points from Q1 2011 to 3.22%. Excluding the one-off adjustment in UK Corporate of £50 million, Core R&C NIM was stable, 3.22% in Q2 2011 compared with 3.21% underlying in Q1 2011. Asset margins in UK Retail were stable as higher quality, lower loan to value, mortgage lending continued to increase as a proportion of total lending, curtailing further margin expansion.  Overall deposit margins held broadly flat quarter on quarter.

H1 2011 compared with H1 2010
•
First half net interest income was 10% lower than in 2010, with Group NIM down 5 basis points to 2.00%. Excluding one-off adjustments of £200 million, first half net interest income was 7% lower than in 2010 reflecting lower interest earning assets. Group NIM was stable with strengthening asset margins in Retail & Commercial offsetting a decline in Non-Core and GBM, driven by a reduction in margin on the lending portfolio combined with higher costs of funding and liquidity.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,377	1,382	1,474	2,759	2,953
Income from trading activities
- Asset Protection Scheme credit default swap - fair value charges	(168)	(469)	500	(637)	-
- movements in the fair value of own debt	111	(186)	104	(75)	145
- other	1,204	1,490	1,506	2,694	3,731
Gain on redemption of own debt	255	-	553	255	553
Other operating income
- strategic disposals	50	(23)	(411)	27	(358)
- movements in the fair value of own debt	228	(294)	515	(66)	305
- other	864	708	242	1,572	846

Non-interest income (excluding insurance net premium income)	3,921	2,608	4,483	6,529	8,175
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Total non-interest income	5,011	3,757	5,761	8,768	10,742

Key points

Q2 2011 compared with Q1 2011
•
Non-interest income increased 33% to £5,011 million. Excluding movements in the fair value of own debt of £339 million, a charge on the APS credit default swap of £168 million, strategic disposals of £50 million, gain on redemption of own debt of £255 million and other adjustments of £1 million, non-interest income fell by 4%, principally reflecting the decline in trading income in GBM after the strong results recorded in Q1 2011. Non-Core, however, recorded gains on a number of securities arising from restructured assets. A gain of £108 million was also recorded on the sale of Group Treasury’s remaining shares in Visa.

•	A £255 million gain on purchase of own asset securitisation debt was booked in the quarter arising from a liability management exercise by Ulster Bank.

•	The decline in insurance net premium income principally reflects the run-off of the legacy insurance book in Non-Core.

Q2 2011 compared with Q2 2010
•
Non-interest income decreased by 13% to £5,011 million, principally reflecting lower income from trading activities in GBM, partially offset by the increase in Non-Core gains recognised in the quarter.

•
Net premium income in RBS Insurance declined by 8%, reflecting the earned impact of the reduction in the risk of the book and pricing action taken last year, together with the exit of unprofitable partnerships and personal lines broker business.

H1 2011 compared with H1 2010
•
Lower non-interest income was driven by the 31% fall in GBM trading income, reflecting buoyant market conditions experienced during the first half of 2010, contrasting with increased client risk aversion as a result of concerns over the Eurozone sovereign debt situation experienced in H1 2011.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,210	2,399	2,365	4,609	5,054
Premises and equipment	602	571	547	1,173	1,082
Other
- Payment Protection Insurance costs	850	-	-	850	-
- other	902	921	1,022	1,823	2,033

Administrative expenses	4,564	3,891	3,934	8,455	8,169
Depreciation and amortisation
- amortisation of purchased intangible assets	56	44	85	100	150
- other	397	380	434	777	851

Operating expenses	5,017	4,315	4,453	9,332	9,170

General insurance	793	912	1,348	1,705	2,455
Bancassurance	-	-	(25)	-	4

Insurance net claims	793	912	1,323	1,705	2,459

Staff costs as a % of total income	27%	34%	25%	30%	28%

Key points

Q2 2011 compared with Q1 2011
•
Group second quarter costs were up 16%. Excluding Payment Protection Insurance costs of £850 million, amortisation of purchased intangible assets of £56 million, integration and restructuring costs of £209 million and other adjustments of £10 million. Group second quarter costs were down 6%, principally driven by reduced staff costs in GBM, reflecting the division’s lower income levels. Retail & Commercial costs were 2% higher, reflecting the phasing of technology project expenditure.

•
As previously announced, an £850 million Payment Protection Insurance provision was taken in the quarter. This provision is in addition to an existing provision of £100 million, as well as £100 million already paid out to customers as at 30 June 2011.

Q2 2011 compared with Q2 2010
•	Group costs were 13% higher than in Q2 2010, with staff costs 7% lower.

•	Insurance net claims fell 40% from the high levels recorded in Q2 2010, which included increased bodily injury reserving.

•	The Group cost:income ratio was 61% compared with 61% in Q2 2010. The Core cost:income ratio was 52% compared with 50% in the prior quarter, driven by a fall in GBM income.

H1 2011 compared with H1 2010
•	Total expenses were 2% higher than in H1 2010, with Core expenses stable and Non-Core 46% down.

•
The Group's Cost Reduction Programme is running ahead of its target to deliver annual savings of £2.5 billion by 2011, as announced in February 2009. Further opportunities to reduce costs and make headroom for new investment continue to be pursued. Savings totalled £1.4 billion in H1 2011 compared with £1.1 billion in H1 2010. The underlying run rate achieved was £2.9 billion per annum.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,237	1,898	2,479	4,135	5,081
Securities impairment losses
- sovereign debt impairment (1)	733	-	-	733	-
- interest rate hedge adjustments on impaired available-for-sale Greek government bonds	109	-	-	109	-
- other	27	49	8	76	81

Group impairment losses	3,106	1,947	2,487	5,053	5,162

Loan impairment losses - customers
- latent	(188)	(107)	(76)	(295)	(45)
- collectively assessed	591	720	752	1,311	1,593
- individual assessed	1,834	1,285	1,803	3,119	3,533

Loan impairment losses	2,237	1,898	2,479	4,135	5,081

Core	810	852	1,096	1,662	2,046
Non-Core	1,427	1,046	1,383	2,473	3,035

Loan impairment losses	2,237	1,898	2,479	4,135	5,081

Customer loan impairment charge as a % of gross loans and advances (2)
Group	1.8%	1.5%	1.8%	1.6%	1.8%
Core	0.8%	0.8%	1.0%	0.8%	1.0%
Non-Core	6.0%	4.0%	4.4%	5.2%	4.8%

Notes:
(1)
The Group holds Greek government bonds with a notional amount of £1.45 billion. In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of these bonds as a result of Greece’s continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011.

The bonds are classified as available-for-sale financial assets and measured at fair value. Under IFRS, when an available-for-sale financial asset is impaired, cumulative losses in other comprehensive income are recycled to profit or loss as an impairment charge. This mark was taken as of 30 June 2011, as called for under IFRS, and does not reflect subsequent events.

On 21 July 2011 proposals to restructure Greek government debt were announced by the Heads of State or Government of the Euro area and EU institutions. These proposals include a voluntary programme of debt exchange for bonds that mature in 2020 or earlier and a buyback plan developed by the Greek government. There are four different instruments in the exchange programme but each will be priced to produce a c.21% net present value loss based on an assumed discount rate of 9%; the Group holds bonds with a notional amount of £941 million that would be eligible for the exchange programme. If the proposals go ahead, the Group could recognise a credit of c.£275 million.

(2)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.

Analysis of results (continued)

Key points

Q2 2011 compared with Q1 2011
•
Impairments were £1,159 million higher at £3,106 million. Excluding sovereign debt impairment of £733 million and interest rate hedge adjustments on available-for sale Greek government bonds of £109 million, impairments were £317 million higher at £2,264 million driven by a significant increase in Non-Core, with higher provisions associated with development land values in Ireland and impairments relating to a small number of large corporates. Core impairments were 2% lower than in Q1 2011, with greater stability in Core Ulster Bank and US loan books partially offset by a number of single name corporate impairments in the UK.

•
Greece’s continuing fiscal difficulties during Q2 2011 drove impairment on the Greek government AFS bond portfolio, resulting in the recycling of £733 million cumulative losses included within the available-for-sale reserve, in the quarter.

•	Combined Ulster Bank (Core and Non-Core) impairments, though still elevated, declined slightly to £1,251 million.

Q2 2011 compared with Q2 2010
•	Core R&C impairments were 12% lower, with marked improvements in credit metrics for UK and US Retail & Commercial but increased provisions on single corporate exposures.

•	The Group impairment charge remained stable as a percentage of loans and advances at 1.8%.

H1 2011 compared with H1 2010
•	Group impairment losses were down 2%, with reductions in both Core and Non-Core impairments, partially offset by the impairment on the Greek government AFS bond portfolio.

•	The Group impairment charge as a percentage of loans and advances was 20 basis points lower at 1.6%.

Analysis of results (continued)

Capital resources and ratios	30 June 2011	31 March 2011	31 December 2010

Core Tier 1 capital	£48bn	£49bn	£50bn
Tier 1 capital	£58bn	£60bn	£60bn
Total capital	£62bn	£64bn	£65bn
Risk-weighted assets
- gross	£529bn	£538bn	£571bn
- benefit of the Asset Protection Scheme	(£95bn)	(£98bn)	(£106bn)
Risk-weighted assets	£434bn	£440bn	£465bn
Core Tier 1 ratio (1)	11.1%	11.2%	10.7%
Tier 1 ratio	13.5%	13.5%	12.9%
Total capital ratio	14.4%	14.5%	14.0%

Note:
(1)	The benefit of APS in Core Tier 1 ratio is 1.3% at 30 June 2011 (31 March 2011 - 1.3%; 31 December 2010 - 1.2%).

Key points
•
The Core Tier 1 ratio remained strong at 11.1%. The movement in the ratio reflects a small reduction in Core Tier 1 capital driven by the loss in the quarter, partially offset by a modest decline in gross risk-weighted assets, excluding the benefit provided by the APS.

•	The APS scheme provided relief equivalent to 1.3% of Core Tier 1.

•
GBM risk-weighted assets fell by £7.5 billion from Q1 2011, largely driven by a decrease in market risk as the division managed down its risk positions. Non-Core risk-weighted assets decreased by £3.8 billion as a result of further run-off and disposals in the quarter. These reductions were partially offset by an increase of £4.6 billion in Ulster Bank reflecting the impact of a weak economic environment on credit risk metrics.

Analysis of results (continued)

Balance sheet	30 June 2011	31 March 2011	31 December 2010

Total assets	£1,446bn	£1,413bn	£1,454bn
Funded balance sheet	£1,051bn	£1,052bn	£1,026bn
Loans and advances to customers (1)	£490bn	£494bn	£503bn
Customer deposits (2)	£429bn	£428bn	£429bn
Loan:deposit ratio - Core (3)	96%	96%	96%
Loan:deposit ratio - Group (3)	114%	115%	117%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Net of provisions.

Key points
•
The Group’s funded balance sheet remained stable over the quarter at £1,051 billion. Non-Core’s funded assets fell by £12 billion in the quarter; the division remains on track to meet the year end target of under £100 billion of funded assets. GBM’s funded assets declined £4 billion in the quarter and remain in the middle of the division’s target range. Offsetting these decreases was an increase in the holding of Government bonds and increased cash balances held at Central Banks. Liquid assets increased, with the liquidity portfolio now £155 billion.

•
Loans and advances to customers fell by £4 billion in the quarter, reflecting further progress in the run-down of Non-Core assets. In Core, loan growth returned to the US Retail & Commercial franchise and balance sheet momentum continued in GTS. Retail & Commercial overall saw a £2 billion (1%) increase in loans and advances.

•
The Group loan:deposit ratio was 114% in Q2 2011, improving by 1% from the first quarter and down from 128% in Q2 2010. The Core loan:deposit ratio was 96% in Q2 2011, compared with 96% in Q1 2011 and 102% in Q2 2010.

Further discussion of the Group’s funding and liquidity position is included on pages 122 to 130.

Divisional performance

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	523	508	276	1,031	416
UK Corporate	345	493	390	838	708
Wealth	74	80	81	154	143
Global Transaction Services	164	187	279	351	512
Ulster Bank	(189)	(377)	(177)	(566)	(314)
US Retail & Commercial	127	80	129	207	169

Retail & Commercial	1,044	971	978	2,015	1,634
Global Banking & Markets	446	1,098	750	1,544	2,248
RBS Insurance	139	67	(203)	206	(253)
Central items	47	(43)	49	4	386

Core	1,676	2,093	1,574	3,769	4,015
Non-Core	(858)	(1,040)	(1,324)	(1,898)	(2,883)

	818	1,053	250	1,871	1,132
Reconciling items:
Fair value of own debt	339	(480)	619	(141)	450
Asset Protection Scheme credit default swap - fair value changes	(168)	(469)	500	(637)	-
Payment Protection Insurance costs	(850)	-	-	(850)	-
Sovereign debt impairment and related interest rate hedge adjustments	(842)	-	-	(842)	-
Amortisation of purchased intangible costs	(56)	(44)	(85)	(100)	(150)
Integration and restructuring costs	(208)	(145)	(254)	(353)	(422)
Gain on redemption of own debt	255	-	553	255	553
Strategic disposals	50	(23)	(411)	27	(358)
Other	(16)	(8)	2	(24)	(36)

Group operating (loss)/profit	(678)	(116)	1,174	(794)	1,169

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Impairment losses/(recoveries) by division
UK Retail	208	194	300	402	687
UK Corporate	218	105	198	323	384
Wealth	3	5	7	8	11
Global Transaction Services	54	20	3	74	3
Ulster Bank	269	461	281	730	499
US Retail & Commercial	66	110	144	176	287

Retail & Commercial	818	895	933	1,713	1,871
Global Banking & Markets	37	(24)	164	13	196
Central items	(2)	1	-	(1)	1

Core	853	872	1,097	1,725	2,068
Non-Core	1,411	1,075	1,390	2,486	3,094

Impairment losses	2,264	1,947	2,487	4,211	5,162

Reconciling item:
Sovereign debt impairment and related interest rate hedge adjustments	842	-	-	842	-

Group impairment losses	3,106	1,947	2,487	5,053	5,162

Divisional performance (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	%	%	%	%	%

Net interest margin by division
UK Retail	4.00	4.04	3.89	4.02	3.80
UK Corporate	2.55	2.73	2.51	2.64	2.46
Wealth	3.61	3.45	3.37	3.53	3.40
Global Transaction Services	5.63	5.91	6.49	5.77	7.16
Ulster Bank	1.69	1.72	1.92	1.71	1.86
US Retail & Commercial	3.11	3.01	2.79	3.06	2.76

Retail & Commercial	3.22	3.27	3.11	3.25	3.06
Global Banking & Markets	0.70	0.76	1.01	0.73	1.07
Non-Core	0.87	0.90	1.23	0.89	1.25

Group net interest margin	1.96	2.04		2.00	2.05

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	49.5	50.3	(2%)	48.8	1%
UK Corporate	77.9	79.3	(2%)	81.4	(4%)
Wealth	12.9	12.6	2%	12.5	3%
Global Transaction Services	18.8	18.2	3%	18.3	3%
Ulster Bank	36.3	31.7	15%	31.6	15%
US Retail & Commercial	54.8	53.6	2%	57.0	(4%)

Retail & Commercial	250.2	245.7	2%	249.6	-
Global Banking & Markets	139.0	146.5	(5%)	146.9	(5%)
Other	11.8	14.5	(19%)	18.0	(34%)

Core	401.0	406.7	(1%)	414.5	(3%)
Non-Core	124.7	128.5	(3%)	153.7	(19%)

Group before benefit of Asset Protection Scheme	525.7	535.2	(2%)	568.2	(7%)
Benefit of Asset Protection Scheme	(95.2)	(98.4)	(3%)	(105.6)	(10%)

Group before RFS Holdings minority interest	430.5	436.8	(1%)	462.6	(7%)
RFS Holdings minority interest	3.0	2.9	3%	2.9	3%

Group	433.5	439.7	(1%)	465.5	(7%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Currently, 9% has been applied to the Retail & Commercial divisions and 10% to Global Banking & Markets. However, these will be subject to modification as the final Basel III rules and ICB recommendations are considered.

Divisional performance (continued)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 June 2011	31 March 2011	31 December 2010

UK Retail	27,900	28,100	28,200
UK Corporate	13,400	13,100	13,100
Wealth	5,500	5,400	5,200
Global Transaction Services	2,700	2,700	2,600
Ulster Bank	4,300	4,300	4,200
US Retail & Commercial	15,200	15,400	15,700

Retail & Commercial	69,000	69,000	69,000
Global Banking & Markets	19,000	18,700	18,700
RBS Insurance	14,600	14,900	14,500
Group Centre	5,100	4,800	4,700

Core	107,700	107,400	106,900
Non-Core	6,300	6,700	6,900

	114,000	114,100	113,800
Business Services	33,500	34,100	34,400
Integration	800	300	300

Group	148,300	148,500	148,500

UK Retail

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,086	1,076	1,001	2,162	1,934

Net fees and commissions	295	270	280	609	553
Other non-interest income	38	34	17	28	90

Non-interest income	333	304	297	637	643

Total income	1,419	1,380	1,298	2,799	2,577

Direct expenses
- staff	(218)	(215)	(230)	(433)	(455)
- other	(106)	(113)	(142)	(219)	(275)
Indirect expenses	(364)	(350)	(375)	(714)	(740)

	(688)	(678)	(747)	(1,366)	(1,470)

Insurance net claims	-	-	25	-	(4)
Impairment losses	(208)	(194)	(300)	(402)	(687)

Operating profit	523	508	276	1,031	416

Analysis of income by product
Personal advances	278	275	236	553	470
Personal deposits	257	254	277	511	554
Mortgages	581	543	478	1,124	900
Cards	243	238	239	481	468
Other, including bancassurance	60	70	93	130	181

Total income	1,419	1,380	1,323	2,799	2,573

Analysis of impairments by sector
Mortgages	55	61	44	116	92
Personal	106	95	168	201	401
Cards	47	38	88	85	194

Total impairment losses	208	194	300	402	687

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.3%	0.2%	0.2%	0.2%
Personal	3.9%	3.3%	5.3%	3.7%	6.3%
Cards	3.4%	2.7%	5.9%	3.0%	6.5%

Total	0.8%	0.7%	1.1%	0.7%	1.3%

UK Retail (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	27.6%	26.2%	14.3%	26.9%	10.7%
Net interest margin	4.00%	4.04%	3.89%	4.02%	3.80%
Cost:income ratio	48%	49%	58%	49%	57%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	94.0	93.0	1%	90.6	4%
- personal	10.8	11.4	(5%)	11.7	(8%)
- cards	5.6	5.6	-	6.1	(8%)

	110.4	110.0	-	108.4	2%
Customer deposits (excluding bancassurance)	95.9	96.1	-	96.1	-
Assets under management (excluding deposits)	5.8	5.8	-	5.7	2%
Risk elements in lending	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	112%	112%	-	110%	200bp
Risk-weighted assets	49.5	50.3	(2%)	48.8	1%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
During Q2 2011, UK Retail continued to focus on becoming the most helpful and sustainable bank in the UK. Specifically, the division increased its online functionality and developed the first iPad Banking application by a UK high-street bank and an enhanced iPhone application based on direct customer feedback. The division also simplified the overall product offering to more effectively meet the needs of customers.

Improved customer satisfaction metrics over the first half of 2011 suggest that progress is being made, but the division recognises that there is still more to do.

UK Retail also recognises the need to support improvements in customer service with internal business improvements and, during the first half of 2011, continued with a major investment programme aimed at providing staff with the training and tools necessary to achieve the strategic goals of the division.

UK Retail (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•
Operating profit of £523 million in Q2 2011 was £15 million higher than in the previous quarter. Growth in income of 3%, £39 million was partly offset by an increase in costs of 1% (£10 million) and impairment losses of 7%, £14 million. Return on equity was 27.6% compared with 26.2% in Q1 2011.

•
UK Retail continued to drive growth in secured lending.

o    Mortgage balances increased 1% on Q1 2011. RBS’s share of gross new lending remained strong at 10% in the quarter and continues to perform above our share of stock at 8%.

o    Unsecured lending fell 4% in the quarter, in line with the Group’s continued focus on lower risk secured lending.

o    Total deposits remained flat in the quarter due to continued strong competition in the marketplace.

o    The loan to deposit ratio at 30 June 2011 remained flat at 112%.

•
Net interest income increased marginally in the quarter with slower volume growth and net interest margin declining 4 basis points to 4.00%. The overall asset margin remained stable as higher quality, lower loan to value, mortgage lending continued to increase as a proportion of total lending, curtailing further margin expansion in the quarter. The liability margin continued to contract modestly due to continued lower long-term swap rate returns on current account balances.

•	Non-interest income increased by 10% on Q1 2011 driven by an increase in transactional fees and investment related sales partly due to seasonal factors.

•
Overall expenses increased by 1%, £10 million quarter on quarter. Direct costs fell by 1%, £4 million due to reductions in fraud charges in the quarter and efficiency benefits partly offset by an annual wage award increasing staff costs. Indirect costs were up 4%, £14 million due to increased investment and the additional cost of regulatory requirements.

•
Impairment losses increased by 7%, £14 million during the period.
o    Mortgage impairment losses were £55 million on a total book of £94 billion, a £6 million reduction quarter on quarter. The charge included £35 million on the already defaulted book reflecting continued difficult market conditions for cash recovery, and also customer forbearance(1). Arrears rates were stable and remained below the Council of Mortgage Lenders industry average.

o    The unsecured portfolio impairment charge increased 15% to £153 million, on a book of £16 billion.  Underlying default levels remained broadly flat quarter on quarter; however, a provision surplus release in Q2 2011 was lower than in Q1 2011. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•	Risk-weighted assets decreased 2% in the quarter, primarily reflecting improved quality and lower volume within the unsecured portfolio partly offset by volume growth in lower risk secured mortgages.

Note:
(1)	For further details see page 136.

UK Retail (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•	Operating profit increased by £247 million, with income up 9%, costs down 8% and impairments 31% lower than in Q2 2010.

•
Net interest income was 8% higher than Q2 2010, with strong mortgage balance growth and recovering asset margins across all products, partially offset by continued competitive pressure on liability margins.

•	Costs were 8% lower than in Q2 2010 due to continued implementation of process efficiencies throughout the branch network and operational centres. The cost:income ratio improved from 58% to 48%.

•	Impairment losses decreased by 31% on Q2 2010, primarily reflecting the impact of risk appetite tightening and unsecured book contraction as well as a more stable economic environment.

•	Savings balances were up 10% on Q2 2010, outperforming the market which remains highly competitive.

H1 2011 compared with H1 2010
•
Net interest income was 12% higher, with net interest margin increasing by 22 basis points. This was driven by stronger asset margins seen across all products. Liability margins, however, fell as a result of a competitive marketplace, a decline in long-term swap rates and a focus on savings balance growth.

•	Total customer lending grew 4% from H1 2010 with mortgage balances increasing 8%, whilst unsecured balances reduced 13%. Deposit balances grew 7% with savings deposits up 10%.

•	Costs decreased by 7%, with the majority of savings coming from a reduction in direct costs as a result of operational efficiencies.

•	Impairment losses fell 41% in H1 2011, again reflecting the impact of risk appetite tightening and a more stable economic environment.

UK Corporate

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	641	689	647	1,330	1,257

Net fees and commissions	231	244	233	475	457
Other non-interest income	94	88	107	182	212

Non-interest income	325	332	340	657	669

Total income	966	1,021	987	1,987	1,926

Direct expenses
- staff	(199)	(202)	(189)	(401)	(394)
- other	(71)	(90)	(82)	(161)	(185)
Indirect expenses	(133)	(131)	(128)	(264)	(255)

	(403)	(423)	(399)	(826)	(834)

Impairment losses	(218)	(105)	(198)	(323)	(384)

Operating profit	345	493	390	838	708

Analysis of income by business
Corporate and commercial lending	666	729	660	1,395	1,290
Asset and invoice finance	163	152	154	315	288
Corporate deposits	171	170	185	341	361
Other	(34)	(30)	(12)	(64)	(13)

Total income	966	1,021	987	1,987	1,926

Analysis of impairments by sector
Banks and financial institutions	13	3	(9)	16	(7)
Hotels and restaurants	13	8	12	21	28
Housebuilding and construction	15	32	8	47	22
Manufacturing	6	6	2	12	8
Other	89	1	83	90	120
Private sector education, health, social work, recreational and community services	1	11	-	12	8
Property	51	18	61	69	127
Wholesale and retail trade, repairs	16	16	28	32	46
Asset and invoice finance	14	10	13	24	32

Total impairment losses	218	105	198	323	384

UK Corporate (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.9%	0.2%	(0.6%)	0.5%	(0.2%)
Hotels and restaurants	0.8%	0.5%	0.7%	0.6%	0.8%
Housebuilding and construction	1.4%	2.8%	0.7%	2.2%	0.9%
Manufacturing	0.5%	0.5%	0.1%	0.5%	0.3%
Other	1.1%	-	1.0%	0.6%	0.7%
Private sector education, health, social work, recreational and community services	-	0.5%	0.2%	0.3%	0.2%
Property	0.7%	0.2%	0.8%	0.5%	0.8%
Wholesale and retail trade, repairs	0.7%	0.7%	1.1%	0.7%	0.9%
Asset and invoice finance	0.6%	0.4%	0.6%	0.5%	0.7%

Total	0.8%	0.4%	0.7%	0.6%	0.7%

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	12.3%	15.8%	12.5%	14.0%	11.2%
Net interest margin	2.55%	2.73%	2.51%	2.64%	2.46%
Cost:income ratio	42%	41%	40%	42%	43%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	113.6	115.0	(1%)	114.6	(1%)
Loans and advances to customers (gross)
- banks and financial institutions	5.9	6.0	(2%)	6.1	(3%)
- hotels and restaurants	6.5	6.7	(3%)	6.8	(4%)
- housebuilding and construction	4.2	4.5	(7%)	4.5	(7%)
- manufacturing	4.9	5.1	(4%)	5.3	(8%)
- other	32.2	31.8	1%	31.0	4%
- private sector education, health, social work, recreational and community services	8.8	8.9	(1%)	9.0	(2%)
- property	29.2	30.2	(3%)	29.5	(1%)
- wholesale and retail trade, repairs	9.2	9.5	(3%)	9.6	(4%)
- asset and invoice finance	9.9	9.8	1%	9.9	-

	110.8	112.5	(2%)	111.7	(1%)

Customer deposits	99.5	100.6	(1%)	100.0	(1%)
Risk elements in lending	4.8	4.6	4%	4.0	20%
Loan:deposit ratio (excluding repos)	109%	110%	(100bp)	110%	(100bp)
Risk-weighted assets	77.9	79.3	(2%)	81.4	(4%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points
UK Corporate continues to improve the ways it adds value for its customers, while building solid business foundations for sustainable growth.

Q2 2011 saw the launch of ‘Ahead for Business’, underpinning the division’s SME customer promise: “by doing business with us our customers can be confident that they can realise their ambitions”.

Specific activities supporting the delivery of the initiative include all SME relationship managers (RMs) undergoing formal accreditation to enable them to better support the division’s customers.  RMs will also spend two days a year working in SME customers’ businesses, amounting to over 5,000 visits this year.

In addition, UK Corporate reinforced the ‘open for business’ message through the launch of a number of lending initiatives, including the Franchise Fund and the Renewable Energy Fund.

The division’s launch of propositions tailored to the needs of specific customer groups continues to deliver success in start-ups, with over 50,000 new start-ups added as customers in H1 2011, and in businesses run by women. In addition, the recently launched partnership with Smarta means customers can now access a suite of business tools at low or no cost.

Furthermore, UK Corporate’s expanded investment programme is focused on strengthening the business overall while also delivering tangible benefits to its customers. For example, the recent launch of automatic credit decisioning strengthens risk disciplines and shortens the time it takes to make lending decisions.

Q2 2011 compared with Q1 2011
•
Operating profit of £345 million was 30% lower, predominantly driven by the one-off favourable impact of the revision of deferred fee income recognition assumptions in Q1 2011 (£50 million) and the release of latent provisions of £108 million in the same period.

•
Net interest income fell by 7%, significantly impacted by the revision of income deferral assumptions in Q1 2011, leading to a reduction in net interest margin of 18 basis points.  Adjusting for the impact of this change in assumptions in Q1 2011, lending income in Q2 2011 increased 1% while net interest margin improved by 1 basis point.

•	Non-interest income declined 2% with increased operating lease activity and profit on sale of assets partially offsetting lower Global Banking & Markets revenue share income.

•	Total costs decreased 5% primarily driven by a successful recovery of an operating loss exposure provided for in Q1 2011.

•	Impairments increased £113 million as a result of lower releases of latent provisions and higher specific impairments, albeit limited to a small number of exposures.

UK Corporate (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•	Operating profit decreased 12% to £345 million, with improved lending margins offset by higher funding costs and impairments.

•
Net interest income remained broadly in line with Q2 2010, whilst the net interest margin increased 4 basis points as a result of re-pricing of the loan portfolio. The net funding position improved £8 billion, reflecting successful deposit-gathering initiatives.

•	Non-interest income decreased by £15 million, reflecting lower GBM revenue share income partially offset by asset disposal gains.

•	Impairments increased £20 million, reflecting higher specific impairments partially offset by an improvement in collectively assessed balances.

H1 2011 compared with H1 2010
•	Operating profit increased by £130 million, 18%, driven by re-pricing of the lending portfolio, revised deferred income recognition and lower impairments partially offset by higher costs of funding.

•
Excluding the deferred fee impact of £50 million recognised in H1 2011, net interest income increased £23 million and net interest margin improved 7 basis points with gains from re-pricing only partially offset by deposit margin pressure. The loan to deposit ratio improved from 119% to 109% due to strong growth in customer deposits.

•	Non-interest income decreased by 2%. Investment disposal gains and increased operating lease activity were offset by lower GBM revenue share income.

•
Total costs decreased £8 million, 1%, but increased 3% excluding the £29 million OFT penalty in Q1 2010, reflecting the investment in strategic initiatives and increased operating lease activity in H1 2011.

•	Impairments of £323 million were 16% lower than H1 2010, the result of improved book quality and credit metrics slightly offset by a small number of specific provisions.

Wealth

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	182	167	150	349	293

Net fees and commissions	94	97	97	191	192
Other non-interest income	21	17	19	38	36

Non-interest income	115	114	116	229	228

Total income	297	281	266	578	521

Direct expenses
- staff	(111)	(100)	(92)	(211)	(191)
- other	(51)	(44)	(39)	(95)	(74)
Indirect expenses	(58)	(52)	(47)	(110)	(102)

	(220)	(196)	(178)	(416)	(367)

Impairment losses	(3)	(5)	(7)	(8)	(11)

Operating profit	74	80	81	154	143

Analysis of income
Private banking	245	231	216	476	420
Investments	52	50	50	102	101

Total income	297	281	266	578	521

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	17.4%	19.0%	20.1%	18.2%	18.1%
Net interest margin	3.61%	3.45%	3.37%	3.53%	3.40%
Cost:income ratio	74%	70%	67%	72%	70%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.2	7.8	5%	7.8	5%
- personal	7.0	7.0	-	6.7	4%
- other	1.6	1.7	(6%)	1.6	-

	16.8	16.5	2%	16.1	4%
Customer deposits	37.3	37.5	(1%)	36.4	2%
Assets under management (excluding deposits)	34.3	34.4	-	32.1	7%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	45%	44%	100bp	44%	100bp
Risk-weighted assets	12.9	12.6	2%	12.5	3%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
Following the Q1 2011 announcement of a new set of goals and strategic plans, Wealth advanced the execution of these plans during the second quarter with significant changes implemented.

The global market footprint has been adjusted to increase focus on territories where Wealth has scale or the opportunity for strategic future growth while, in the UK, the business has focused on ensuring services provided more closely meet the specific needs of different client groups and remain of a consistently high quality. On the product side new product propositions are being developed to meet the needs of UK and international clients with more sophisticated investment and credit requirements. Internally, Wealth continues with a programme to develop talent at all levels of the organisation. The division is also putting in place a launch plan to bring the Coutts business in the UK, and RBS Coutts,  under one global ‘Coutts’ brand.

The division is increasing its focus on technology innovation, with implementation of a new IT platform in the UK continuing. The business is exploring additional opportunities to bring new innovation to the client interface with a view to improving the client experience, enhance the interaction between clients and the bank and provide advisers with improved ability to collaborate and serve client needs.

Q2 2011 compared with Q1 2011
•
Operating profit in the second quarter declined £6 million on the prior quarter as good income growth was more than offset by an increase in expenses, largely reflecting the continued investment programme within the division.

•
Income increased £16 million quarter on quarter with a 9% rise in net interest income. There was significant growth in treasury income and lending margins continued their upward trajectory with a further 6 basis point improvement. Deposit margins made a slight recovery and average deposit balances grew by 3%. These contributed to a 16 basis point increase in net interest margin.

•
Expenses increased 12% to £220 million, primarily driven by continued investment in strategic initiatives, including technology development and implementation, as well as by investment in regulatory programmes and further recruitment of private bankers.

•
Lending volumes maintained impetus with a 2% growth in loans. Assets under management were stable quarter on quarter as 2% growth in net new business was offset by adverse market and foreign exchange movements. Deposits were also stable quarter on quarter although average balances were higher.

Q2 2011 compared with Q2 2010
•	Q2 2011 operating profit declined 9% on prior year to £74 million. An increase in expenses was only partially offset by increased income and a reduction in impairments.

•
Income increased by £31 million, with a 24 basis point improvement in net interest margin. Lending volumes and margins continued to grow whilst deposit margin compression was offset by a 3% growth in deposit volumes and increased internal reward for the divisional funding surplus.

•
Expenses rose £42 million with a 10% increase in headcount reflecting continued recruitment following previous private banker attrition and significant investment in strategic initiatives. Changes in the phasing of bonus expense accounted for £7 million of the increase in the expense base.

Wealth (continued)

Key points (continued)

Q2 2011 compared with Q2 2010 (continued)
•
Client assets and liabilities managed by the division increased by 9%. The division has managed to significantly increase assets under management with balances, adjusted for definitional changes, growing 8%.

H1 2011 compared with H1 2010
•	H1 2011 operating profit of £154 million increased 8% on H1 2010 reflecting strong growth in client assets and liabilities managed by the division and improved net interest margin.

•	Income, at £578 million, was 11% higher, reflecting strong growth in treasury income and sustained improvements in lending margin and volume.

•	Expenses increased by £49 million to £416 million reflecting additional strategic investment and headcount growth to service the increased revenue base.

•	Lending volumes maintained strong growth momentum and the deposit base increased despite the continued competitive markets for deposits.

Global Transaction Services

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	263	260	237	523	454
Non-interest income	297	282	411	579	801

Total income	560	542	648	1,102	1,255

Direct expenses
- staff	(95)	(96)	(102)	(191)	(206)
- other	(32)	(29)	(37)	(61)	(70)
Indirect expenses	(215)	(210)	(227)	(425)	(464)

	(342)	(335)	(366)	(677)	(740)

Impairment losses	(54)	(20)	(3)	(74)	(3)

Operating profit	164	187	279	351	512

Analysis of income by product
Domestic cash management	217	212	201	429	395
International cash management	215	211	193	426	378
Trade finance	78	73	76	151	147
Merchant acquiring	4	3	133	7	248
Commercial cards	46	43	45	89	87

Total income	560	542	648	1,102	1,255

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	27.0%	30.8%	45.0%	28.9%	40.3%
Net interest margin	5.63%	5.91%	6.49%	5.77%	7.16%
Cost:income ratio	61%	62%	56%	61%	59%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	30.2	27.1	11%	25.2	20%
Loans and advances	19.2	17.2	12%	14.4	33%
Customer deposits	73.3	69.3	6%	69.9	5%
Risk elements in lending	0.3	0.2	50%	0.1	200%
Loan:deposit ratio (excluding repos)	26%	25%	100bp	21%	500bp
Risk-weighted assets	18.8	18.2	3%	18.3	3%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
Global Transaction Services (GTS) maintained momentum during Q2 2011 delivering a strong deposit gathering performance and growth across all product areas, demonstrating the division’s commitment to deliver working capital solutions for customers.

Building on the successes of the first quarter, GTS has enhanced its online trade capability MaxTrad to streamline workflows and simplify the process for clients. The ongoing support to UK companies, helping them to trade internationally, has been enhanced through the launch of a new international website and participation in UK Government-backed joint initiatives.

Q2 2011 compared with Q1 2011
•	Operating profit decreased 12%, driven by a single name impairment provision recognised in Q2 2011.

•	Income increased by 3% with good performance across all product lines.

•	Expenses increased by 2%, largely due to investment in technology and support infrastructure.

•	Q2 2011 impairment losses of £54 million largely related to a single provision.

•	Third party assets increased by £3.1 billion, driven mainly by strong growth in trade financing combined with an uplift in short-term international cash management overdrafts.

Q2 2011 compared with Q2 2010
•
Operating profit fell 41%, in part reflecting the sale of Global Merchant Services (GMS), which completed on 30 November 2010. Adjusting for the disposal operating profit decreased 24%, driven by a single name provision recognised in Q2 2011.

•	Excluding GMS (£130 million), income increased by 8% supported by the strengthening of deposit gathering initiatives.

•	Customer deposits increased by 17% to £73.3 billion reflecting strong deposit volumes in domestic and international cash management, despite a challenging competitive environment.

•	Third party assets increased by £5 billion due to strong growth in trade financing.

•	During Q2 2010, GMS recorded income of £130 million, total expenses of £66 million and an operating profit of £64 million.

H1 2011 compared with H1 2010
•	Operating profit decreased 31%, primarily due to the sale of GMS in November 2010. Adjusting for the disposal operating profit fell 12% driven by a single name provision recognised in H1 2011.

•	Excluding GMS (£243 million), income was up 9% reflecting strong deposit volumes in domestic and international cash management together with an improved performance in trade and commercial cards.

•	Excluding GMS (£128 million), expenses increased by 11%, due to business improvement initiatives and investment in technology and support infrastructure.

•	During H1 2010, GMS recorded income of £243 million, total expenses of £128 million and an operating profit of £115 million.

Ulster Bank

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	171	169	194	340	382

Net fees and commissions	37	36	43	73	78
Other non-interest income	14	15	10	29	28

Non-interest income	51	51	53	102	106

Total income	222	220	247	442	488

Direct expenses
- staff	(57)	(56)	(60)	(113)	(126)
- other	(17)	(18)	(20)	(35)	(39)
Indirect expenses	(68)	(62)	(63)	(130)	(138)

	(142)	(136)	(143)	(278)	(303)

Impairment losses	(269)	(461)	(281)	(730)	(499)

Operating loss	(189)	(377)	(177)	(566)	(314)

Analysis of income by business
Corporate	117	113	134	230	279
Retail	98	113	105	211	217
Other	7	(6)	8	1	(8)

Total income	222	220	247	442	488

Analysis of impairments by sector
Mortgages	78	233	33	311	66
Corporate
- property	66	97	117	163	199
- other corporate	103	120	118	223	209
Other lending	22	11	13	33	25

Total impairment losses	269	461	281	730	499

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.4%	4.3%	0.9%	2.9%	0.9%
Corporate
- property	5.0%	7.2%	4.9%	6.2%	4.2%
- other corporate	4.7%	5.5%	4.8%	5.1%	4.2%
Other lending	5.5%	2.8%	2.7%	4.1%	2.6%

Total	2.9%	5.0%	3.1%	3.9%	2.8%

Ulster Bank (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	(19.7%)	(41.9%)	(19.3%)	(30.5%)	(17.1%)
Net interest margin	1.69%	1.72%	1.92%	1.71%	1.86%
Cost:income ratio	64%	62%	58%	63%	62%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.8	21.5	1%	21.2	3%
- corporate
- property	5.3	5.4	(2%)	5.4	(2%)
- other corporate	8.7	8.8	(1%)	9.0	(3%)
- other lending	1.6	1.5	7%	1.3	23%

	37.4	37.2	1%	36.9	1%
Customer deposits	24.3	23.8	2%	23.1	5%
Risk elements in lending
- mortgages	2.0	1.8	11%	1.5	33%
- corporate
- property	1.1	1.0	10%	0.7	57%
- other corporate	1.8	1.6	13%	1.2	50%
- other lending	0.2	0.2	-	0.2	-

	5.1	4.6	11%	3.6	42%
Loan:deposit ratio (excluding repos)	144%	147%	(300bp)	152%	(800bp)
Risk-weighted assets	36.3	31.7	15%	31.6	15%

Spot exchange rate - €/£	1.106	1.131		1.160

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Macroeconomic conditions continue to be the key driver of Ulster Bank’s results. However, further progress is being made on economic, political and regulatory reform in the Republic of Ireland and recent trends suggest a more positive medium-term outlook, although key risks remain.

Ulster Bank continues to focus on the long-term recovery of the business. Deposit gathering, management of the cost base and capitalising on emerging market opportunities all remain priorities. Ulster Bank has also recently published the first, independently assured, report on progress made in achieving its Customer Commitments. Good progress has been made so far, with work ongoing to address areas that need further improvement.

Ulster Bank (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•	Operating loss of £189 million in Q2 2011 decreased by £188 million compared with Q1 2011, primarily driven by a reduction in impairment losses.

•	Net interest income increased by 1%, largely due to the income drag of the impaired loan book, offset by movements in exchange rates. Net interest margin fell by 3 basis points to 1.69%.

•
Loans and advances to customers increased by 1% due to continued amortisation, offset by movements in exchange rates. Customer deposits remained largely stable despite challenging market conditions, reflecting the continued uncertainty around the Republic of Ireland’s sovereign debt position.

•	Expenses increased by 4% in the quarter, largely reflecting a write-down in the value of own property assets.

•
Impairment losses for Q2 2011 of £269 million were £192 million lower than Q1 2011, which included an adjustment in respect of recalibration of credit metrics in relation to the mortgage portfolio. However, credit conditions in Ireland will remain challenging with continued downward pressure on asset values coupled with rising interest rates maintaining pressure on borrowers.

•	Risk-weighted assets increased by £4.6 billion, reflecting the continued weak credit environment and resultant impact on credit risk metrics.

Q2 2011 compared with Q2 2010
•
Net interest income fell by 12%, reflecting higher funding costs, partly offset by loan repricing initiatives. Non interest income fell by 4% largely reflecting the loss of income from the merchant services business, disposed of in Q4 2010.

•
Loans to customers increased by 3%, reflecting subdued demand for new business, offset by movements in exchange rates. Customer deposits were flat over the period with strong growth in core franchise deposits offset by lower wholesale balances.

•	Expenses were broadly flat over the period, as expense reductions over the period largely offset the property write-down in Q2 2011.

•	Risk-weighted assets increased by £5.8 billion driven by worsened portfolio risk metrics.

H1 2011 compared with H1 2010
•	Operating loss of £566 million was £252 million higher than H1 2010, largely driven by an increase in impairment losses reflecting the deterioration in customer credit quality.

•	Total income fell by 9%, reflecting higher funding costs and the high cost of deposit gathering.

•	Expenses decreased by 8% due to active management of the cost base with a focus on reducing discretionary expenditure.

US Retail & Commercial (£ Sterling)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	469	451	502	920	970

Net fees and commissions	185	170	203	355	380
Other non-interest income	61	73	72	134	147

Non-interest income	246	243	275	489	527

Total income	715	694	777	1,409	1,497

Direct expenses
- staff	(205)	(197)	(151)	(402)	(366)
- other	(135)	(124)	(163)	(259)	(297)
Indirect expenses	(182)	(183)	(190)	(365)	(378)

	(522)	(504)	(504)	(1,026)	(1,041)

Impairment losses	(66)	(110)	(144)	(176)	(287)

Operating profit	127	80	129	207	169

Average exchange rate - US$/£	1.631	1.601	1.492	1.616	1.525

Analysis of income by product
Mortgages and home equity	108	109	124	217	239
Personal lending and cards	108	107	122	215	236
Retail deposits	231	216	248	447	474
Commercial lending	147	137	152	284	294
Commercial deposits	72	69	86	141	167
Other	49	56	45	105	87

Total income	715	694	777	1,409	1,497

Analysis of impairments by sector
Residential mortgages	13	6	22	19	41
Home equity	11	40	38	51	44
Corporate and commercial	22	17	76	39	125
Other consumer	9	20	7	29	63
Securities	11	27	1	38	14

Total impairment losses	66	110	144	176	287

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	0.4%	1.3%	0.7%	1.2%
Home equity	0.3%	1.1%	0.9%	0.7%	0.5%
Corporate and commercial	0.4%	0.3%	1.5%	0.4%	1.2%
Other consumer	0.6%	1.3%	0.3%	0.9%	1.6%

Total	0.5%	0.7%	1.1%	0.6%	1.1%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	6.8%	4.4%	5.7%	5.6%	3.8%
Net interest margin	3.11%	3.01%	2.79%	3.06%	2.76%
Cost:income ratio	73%	72%	65%	73%	69%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	70.9	70.6	-	71.2	-
Loans and advances to customers (gross)
- residential mortgages	5.7	5.6	2%	6.1	(7%)
- home equity	14.6	14.7	(1%)	15.2	(4%)
- corporate and commercial	21.3	20.2	5%	20.4	4%
- other consumer	6.3	6.4	(2%)	6.9	(9%)
	47.9	46.9	2%	48.6	(1%)
Customer deposits (excluding repos)	56.5	56.7	-	58.7	(4%)
Risk elements in lending
- retail	0.5	0.5	-	0.4	25%
- commercial	0.4	0.5	(20%)	0.5	(20%)

	0.9	1.0	(10%)	0.9	-
Loan:deposit ratio (excluding repos)	83%	81%	200bp	81%	200bp
Risk-weighted assets	54.8	53.6	2%	57.0	(4%)

Spot exchange rate - US$/£	1.607	1.605		1.552
Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the second quarter, with the average exchange rate increasing by 2% compared with Q1 2011.

•	Performance is described in full in the US dollar-based financial statements set out on pages 41 to 42.

US Retail & Commercial (US Dollar)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	764	723	748	1,487	1,478

Net fees and commissions	301	273	303	574	579
Other non-interest income	100	116	110	216	226

Non-interest income	401	389	413	790	805

Total income	1,165	1,112	1,161	2,277	2,283

Direct expenses
- staff	(335)	(315)	(223)	(650)	(558)
- other	(220)	(198)	(246)	(418)	(453)
Indirect expenses	(297)	(293)	(283)	(590)	(576)

	(852)	(806)	(752)	(1,658)	(1,587)

Impairment losses	(107)	(177)	(214)	(284)	(438)

Operating profit	206	129	195	335	258

Analysis of income by product
Mortgages and home equity	175	175	185	350	365
Personal lending and cards	176	171	182	347	360
Retail deposits	377	346	372	723	723
Commercial lending	240	219	226	459	448
Commercial deposits	118	110	128	228	254
Other	79	91	68	170	133

Total income	1,165	1,112	1,161	2,277	2,283

Analysis of impairments by sector
Residential mortgages	21	9	33	30	63
Home equity	19	64	56	83	66
Corporate and commercial	35	28	113	63	190
Other consumer	16	33	10	49	97
Securities	16	43	2	59	22

Total impairment losses	107	177	214	284	438

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	0.4%	1.3%	0.7%	1.3%
Home equity	0.3%	1.1%	0.9%	0.7%	0.5%
Corporate and commercial	0.4%	0.3%	1.5%	0.4%	1.2%
Other consumer	0.6%	1.3%	0.3%	1.0%	1.6%

Total	0.5%	0.7%	1.1%	0.6%	1.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	6.8%	4.4%	5.7%	5.6%	3.8%
Net interest margin	3.11%	3.01%	2.79%	3.06%	2.76%
Cost:income ratio	73%	72%	65%	73%	69%

	30 June 2011	31 March 2011		31 December 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.9	113.2	1%	110.5	3%
Loans and advances to customers (gross)
- residential mortgages	9.2	9.1	1%	9.4	(2%)
- home equity	23.5	23.6	-	23.6	-
- corporate and commercial	34.0	32.2	6%	31.7	7%
- other consumer	10.2	10.3	(1%)	10.6	(4%)

	76.9	75.2	2%	75.3	2%
Customer deposits (excluding repos)	90.7	91.0	-	91.2	(1%)
Risk elements in lending
- retail	0.9	0.8	13%	0.7	29%
- commercial	0.6	0.8	(25%)	0.7	(14%)

	1.5	1.6	(6%)	1.4	7%
Loan:deposit ratio (excluding repos)	83%	81%	200bp	81%	200bp
Risk-weighted assets	88.1	86.0	2%	88.4	-

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US Retail & Commercial continued to focus on its “back-to-basics” strategy, with good progress made in developing the division’s customer franchise over the first half of 2011.

Consumer customer satisfaction improved significantly in Q2 2011, approaching the highest level in 24 months, and comparing well to the competitor average which declined in the same period.

US Retail & Commercial continued to re-energise the franchise through new branding, product development and competitive pricing.

Consumer Finance has continued to strengthen its alignment with branch banking, further increasing the penetration of products to deposit households.  Consumer Finance has also launched a new branded programme targeting residential lending.

The Commercial Banking business has also achieved good momentum through a refreshed sales training programme, improved product offering and further improvements in the cross-sell of Global Transaction Services (GTS) products to its customer base.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•
US Retail & Commercial posted an operating profit of £127 million ($206 million) compared with £80 million ($129 million) in the prior quarter, an increase of £47 million ($77 million), or 59%. The Q2 2011 operating environment remained challenging, with low absolute interest rates, high but stable unemployment, a soft housing market and the continuing impact of legislative changes.

•
Net interest income was up £18 million ($41 million), or 4%, and net interest margin increased by 10 basis points to 3.11%. The improvement was driven by the purchase of higher yielding securities, lower cost of funds and higher commercial loan volumes.  Loans and advances were up from the previous quarter due to strong growth in commercial loan volumes partly offset by some continued planned run-off of long-term fixed rate consumer products.

•
Non-interest income was up £3 million ($12 million), or 1%, reflecting higher deposit fees and ATM/debit card fees, as a result of new pricing initiatives, and an increase in commercial banking fee income partially offset by lower securities gains.

•
Total expenses were up £18 million ($46 million), or 4%, driven by changes in the phasing of bonus expense, mortgage servicing rights impairment and costs related to the implementation of regulatory changes.

•
Impairment losses were down £44 million ($70 million), or 40%, reflecting improved credit conditions across the loan portfolio and lower impairments related to securities.  Loan impairments as a percentage of loans and advances improved to 0.5% from 0.7% in the quarter.

Q2 2011 compared with Q2 2010
•
Operating profit fell to £127 million ($206 million) from £129 million ($195 million), a decrease of £2 million (increase of $11 million, due to movements in exchange rates), or 2%.  Excluding a £74 million ($113 million) credit related to changes to the defined benefit pension plan in Q2 2010, operating profit was up £72 million ($124 million), or 56%, substantially driven by lower impairments.

•
Net interest income was down £33 million (up $16 million due to movements in exchange rates), or 7%, on an average balance sheet that was £12 billion ($9 billion smaller).  Net interest margin improved by 32 basis points to 3.11% reflecting changes in deposit mix and continued discipline around deposit pricing as well as the positive impact of the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth.

•
Customer deposits were down £6 billion ($3 billion), or 9%, reflecting the impact of a changed pricing strategy on low margin term and time products offset by strong checking balance growth.  Consumer checking balances grew by 5% while small business checking balances grew by 8% over the year.

•
Non-interest income was down £29 million ($12 million), or 11%, reflecting lower deposit fees as a result of Regulation E legislative changes and lower mortgage banking income partially offset by higher commercial banking fee income.

•
Total expenses were lower by £56 million ($13 million), or 10%, excluding the defined benefit plan credit booked in Q2 2010, primarily reflecting lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies.

•
Impairment losses declined by £78 million ($107 million), or 54%, reflecting an improved credit environment partially offset by higher impairments related to securities. Loan impairments as a percent of loans and advances improved to 0.5% from 1.1%.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

H1 2011 compared with H1 2010
•
Operating profit of £207 million ($335 million) was up £38 million ($77 million), or 22%, from H1 2010. Excluding a £74 million ($113 million) credit related to changes to the defined benefit plan in Q2 2010, operating profit was up £ 112 million ($190 million), or 118%, largely reflecting an improved credit environment. Income and impairment loss drivers are consistent with Q2 2011 compared with Q2 2010.

•
Excluding the defined benefit plan credit booked in Q2 2010, total expenses were down £89 million ($42 million), or 8%, due to changes in the phasing of bonus expense and lower FDIC deposit insurance levies.

Global Banking & Markets

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	175	190	329	365	711
Funding costs of rental assets	(11)	(10)	(9)	(21)	(18)

Net interest income	164	180	320	344	693

Net fees and commissions receivable	301	338	262	639	548
Income from trading activities	891	1,558	1,517	2,449	3,527
Other operating income	194	304	(152)	498	3

Non-interest income	1,386	2,200	1,627	3,586	4,078

Total income	1,550	2,380	1,947	3,930	4,771

Direct expenses
- staff	(605)	(863)	(631)	(1,468)	(1,518)
- other	(229)	(216)	(200)	(445)	(384)
Indirect expenses	(233)	(227)	(202)	(460)	(425)

	(1,067)	(1,306)	(1,033)	(2,373)	(2,327)

Impairment losses	(37)	24	(164)	(13)	(196)

Operating profit	446	1,098	750	1,544	2,248

Analysis of income by product
Rates - money markets	(41)	(74)	4	(115)	92
Rates - flow	357	733	471	1,090	1,170
Currencies	234	224	179	458	474
Credit and mortgage markets	437	885	474	1,322	1,433

Fixed income & currencies	987	1,768	1,128	2,755	3,169
Portfolio management and origination	329	337	581	666	1,050
Equities	234	275	238	509	552

Total income	1,550	2,380	1,947	3,930	4,771

Analysis of impairments by sector
Manufacturing and infrastructure	45	32	(12)	77	(19)
Property and construction	-	6	56	6	64
Banks and financial institutions	2	(23)	110	(21)	126
Other	(10)	(39)	10	(49)	25

Total impairment losses	37	(24)	164	13	196

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.2%	(0.1%)	0.7%	-	0.4%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	8.7%	20.8%	14.8%	14.8%	22.5%
Net interest margin	0.70%	0.76%	1.01%	0.73%	1.07%
Cost:income ratio	69%	55%	53%	60%	49%
Compensation ratio (2)	39%	36%	32%	37%	32%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	71.2	70.1	2%	75.1	(5%)
Loans and advances to banks	38.6	46.2	(16%)	44.5	(13%)
Reverse repos	97.5	105.1	(7%)	94.8	3%
Securities	141.5	132.2	7%	119.2	19%
Cash and eligible bills	32.8	33.9	(3%)	38.8	(15%)
Other	37.5	35.8	5%	24.3	54%

Total third party assets (excluding derivatives mark-to-market)	419.1	423.3	(1%)	396.7	6%
Net derivative assets (after netting)	32.2	34.5	(7%)	37.4	(14%)
Customer deposits (excluding repos)	35.7	36.6	(2%)	38.9	(8%)
Risk elements in lending	1.5	1.8	(17%)	1.7	(12%)
Loan:deposit ratio (excluding repos)	200%	191%	900bp	193%	700bp
Risk-weighted assets	139.0	146.5	(5%)	146.9	(5%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
The uncertain economic environment continued to dampen client activity within Global Banking & Markets (GBM). Weak investor confidence, seen late in Q1 2011, continued into Q2 2011 as European sovereign debt concerns and expectations of weaker global economic growth undermined risk appetite.

GBM has leading positions in its chosen fixed income, currencies and debt capital markets. Despite turbulent market conditions, the division continues to invest to support the existing franchise, improve connectivity and enhance the control infrastructure. In addition, GBM continues to focus on broadening capabilities in equities and emerging markets.

Our strategy is clear and focused, and GBM will continue to build on progress made in H1 2011 during the second half of the year.

Global Banking & Markets (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•	Operating profit fell to £446 million following a marked decline in revenue, partially offset by a lower level of performance-related compensation.

•
Revenue fell 35%, mirroring a similar quarter on quarter profile last year, albeit from a lower Q1 2011 base. The decline was driven by Fixed Income & Currencies, which fell 44% in challenging market conditions. A subdued market environment caused smaller declines in Equities and Portfolio Management and Origination.

○
Average trading Value-at-Risk (VaR) in the Group’s Core businesses decreased by 44% over the course of the second quarter as GBM managed down its risk positions given a volatile and risk averse environment. In addition, reduction in the volatility of the market data used in its calculation also impacted VaR.

○
Money Market activity remained subdued as expectations of interest rate increases in the UK and US receded. Revenue from the underlying business was more than offset by the cost of the division’s funding and liquidity activities.

○ Rates Flow fell sharply, compared with a buoyant Q1 2011, reflecting decreased corporate activity in Europe and a subdued trading performance.

○
Mortgage and Asset-Backed Security markets, although weaker than prior quarter, continued to be supported by healthy client demand. Revenues, however, fell in Q2 2011 reflecting difficult trading conditions.

○ Equities declined as levels of client activity struggled in volatile and thin markets.

○ Portfolio Management and Origination remained flat, with a slowdown in the Debt Capital Markets business offset by gains on market derivative values.

•	Total costs fell £239 million, driven by lower performance-related pay following the weaker revenue performance in Q2 2011.

•	Impairments, at £37 million, remained low and reflected a single specific provision.

•	Third party assets were broadly flat and continued to be managed within the targeted range of £400 - £450 billion.

•	Risk-weighted assets fell 5% as GBM carefully managed its risk levels and continued to focus on efficient capital deployment.

•	Net interest margin continued to be depressed by the lengthening of the division’s funding profile and lower margins in the Money Markets business.

•	Return on equity of 9% was primarily impacted by the fall in revenue.

Global Banking & Markets (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•	Operating profit declined by 41% as a result of the fall in revenue.

•	Lower revenue in the Rates businesses primarily stems from lower levels of client activity and reduced appetite for risk. Overall, Fixed Income & Currencies revenue fell by £141 million, or 13%.

•
The fall in Portfolio Management and Origination revenue reflects a declining balance sheet as customer repayments outweighed new lending. This was compounded by the negative impact of changes in market derivative values.

•	The increase in total costs reflects ongoing investment activities and higher levels of depreciation, driven by investment spend in earlier periods.

•	Impairments improved due to a lower level of specific provisions in Q2 2011 compared with Q2 2010.

H1 2011 compared with H1 2010
•	Both H1 2011 and H1 2010 began strongly before weakening as the period progressed. However, investor confidence has been more fragile in 2011 and operating profit is down 31% as a result.

•	Revenue generation has slowed across a range of businesses as investors remained nervous, with Fixed Income & Currencies revenue 13% lower in the first half of 2011 compared with H1 2010.

•
Portfolio Management suffered the most significant decline in revenue, from £1,050 million in H1 2010 to £666 million in H1 2011. The reduction was due to a declining balance sheet and reduced levels of origination activity as clients increased cash holdings. This was exacerbated by a swing in market derivative values over the period.

•	Increased costs primarily reflect higher levels of investment and expense related to regulatory changes, both at a divisional and Group level.

•	During H1 2011 impairments benefited from a low level of specific charges and a latent loss provision release.

RBS Insurance

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,056	1,065	1,118	2,121	2,248
Reinsurers' share	(60)	(54)	(38)	(114)	(72)

Net premium income	996	1,011	1,080	2,007	2,176
Fees and commissions	(81)	(75)	(91)	(156)	(181)
Instalment income	35	35	40	70	82
Investment income	69	64	74	133	125
Other income	27	35	40	62	78

Total income	1,046	1,070	1,143	2,116	2,280

Direct expenses
- staff expenses	(70)	(76)	(73)	(146)	(143)
- other expenses	(79)	(87)	(85)	(166)	(171)
Indirect expenses	(54)	(56)	(62)	(110)	(127)

	(203)	(219)	(220)	(422)	(441)

Net claims	(704)	(784)	(1,126)	(1,488)	(2,092)

Operating profit/(loss)	139	67	(203)	206	(253)

Analysis of income by product
Personal lines motor excluding broker
- own brands	471	468	481	939	970
- partnerships	63	80	89	143	182
Personal lines home excluding broker*
- own brands	123	121	121	243	242
- partnerships	95	102	99	198	206
Personal lines other excluding broker*
- own brands	47	47	47	94	99
- partnerships	50	48	56	99	115
Other
- commercial	87	81	82	168	167
- international	86	87	81	173	166
- other (1)	24	36	87	59	133

Total income	1,046	1,070	1,143	2,116	2,280

* Home response own brands and partnerships income has been restated from personal lines other to personal lines home.

Note:
(1)	Other is predominantly made up of the discontinued personal lines broker business.

RBS Insurance (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

In-force policies (000’s)
Personal lines motor excluding broker
- own brands	3,931	4,071	4,424	3,931	4,424
- partnerships	474	559	755	474	755
Personal lines home excluding broker*
- own brands	1,844	1,775	1,818	1,844	1,818
- partnerships	2,524	2,501	2,535	2,524	2,535
Personal lines other excluding broker*
- own brands	1,932	1,972	2,147	1,932	2,147
- partnerships	7,577	7,909	6,526	7,577	6,526
Other**
- commercial	393	383	344	393	344
- international	1,302	1,234	1,037	1,302	1,037
- other (1)	211	418	988	211	988

Total in-force policies (2)	20,188	20,822	20,574	20,188	20,574

Gross written premium (£m)	1,034	1,037	1,092	2,071	2,182

Performance ratios
Return on equity (3)	15.4%	7.0%	(21.8%)	11.4%	(13.6%)
Loss ratio (4)	71%	77%	104%	74%	96%
Commission ratio (5)	8%	7%	8%	8%	8%
Expense ratio (6)	20%	22%	20%	21%	20%
Combined operating ratio (7)	99%	106%	132%	103%	124%

Balance sheet
General insurance reserves - total (£m)	7,484	7,541	7,326	7,484	7,326

* Home response own brands and partnerships in-force policies (IFPs) have been restated from personal lines other to personal lines home.
** 30 June 2010 comparatives have been restated to reflect the switch of commercial van new business and renewal IFPs from other to commercial.

Notes:
(1)	Other is predominantly made up of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.

(3)	Return on equity is based on annualised divisional operating profit/(loss) after tax divided by divisional average notional equity (based on regulatory capital).
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by gross written premium.
(6)	Expense ratio is based on expenses excluding fees and commissions divided by gross written premium.
(7)	Combined operating ratio is the sum of the loss, expense and commission ratios.

RBS Insurance (continued)

Key points
RBS Insurance continues to undertake a significant programme of investment, designed to achieve a substantial improvement in financial and operational performance ahead of its planned divestment from the Group. This programme has three phases - recovering profitability; building competitive advantage and driving profitable growth. These results mark significant progress towards the completion of the first phase, with H1 2011 underwriting profit of £495 million, up £432 million versus H1 2010, primarily driven by an improvement in net claims.

The elements of the programme which focus on building competitive advantage have also progressed well in the first half of the year, and are on track to deliver significant benefits in future periods. In H1 2011 RBS Insurance continued to refine and enhance its pricing systems and introduced the first phase of a new claims system. These investments will enable greater pricing sophistication and further improve the control of claims costs, whilst also providing enhanced customer experience. Implementation of the plan, announced in 2010, to rationalise the number of sites occupied is underway. Progress to simplify the legal entity structure, and to ensure compliance with Solvency 2, continues.

RBS Insurance is positioning itself for profitable growth in the future and announced a five-year partnership, on personal lines motor, with Sainsbury’s Finance. RBS Insurance will provide the underwriting, sales, service and claims management support to Sainsbury’s customers. The agreement with Sainsbury’s Finance is an important addition to the partnership channel.

Q2 2011 compared with Q1 2011
•
Operating profit has doubled to £139 million from the previous quarter. This was driven by continuing improvement in the profitability seen in Q1 2011, coupled with the normal seasonal patterns for income and claims, and benign weather conditions in the quarter.

•
Net premium income was down 1%, reflecting the earned impact of the reduction in the risk of the book and pricing action taken last year, together with the exit from unprofitable partnerships and personal lines broker business.

•	Total expenses were down 7% on the prior quarter primarily due to phasing of marketing and indirect expenses.

•	Other income was down £3 million primarily as a result of Tesco Personal Finance run-off and sale of Devitt Insurance Services Limited, the motorcycle insurance broker business, in May 2011.

•	Commercial gross written premium grew 8% in Q2 2011 compared with Q1 2011.

•
Motor income in Q2 2011 was down 4% against Q1 2011, the result of continuing risk reduction. However, the rate of reduction in income has slowed, and in Q2 2011 motor gross written premium grew by 4% compared with Q1 2011. Home gross written premium increased 1% in Q2 2011 in comparison with Q1 2011 and Q2 2010, while home in-force policies grew 2% in Q2 2011 over the previous quarter in a challenging market.

RBS Insurance (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•
Operating profit was £139 million compared with a loss of £203 million for Q2 2010. The loss in 2010 included reserve strengthening for bodily injury including £241 million related to prior years. The improvement in profit was also attributable to the reduction in the risk of the book, selected business line exits, and pricing action taken.

•	Total expenses were down 8% on last year primarily due to phasing of marketing and indirect expenses.

H1 2011 compared with H1 2010
•
Operating profit was £206 million compared with a loss of £253 million for H1 2010, driven by a £604 million improvement in net claims. The loss in 2010 included reserve strengthening for bodily injury, a significant proportion of which related to prior years and has not been repeated in 2011. The remainder of the improvement is attributable to the reduction in the risk of the book, selected business line exits and pricing action.

•	Total income was £164 million lower, partially offsetting the claims movement, driven primarily by the exit from personal lines broker and unprofitable partnerships.

•	Commercial income fell by £6 million year on year due to the run off of Finsure Premium Finance Limited.

•
International continued its growth trend with a 35% increase in gross written premium for H1 2011 versus H1 2010, and a 26% increase in in-force policies, over the same period, driven by strong business performance in Italy, and a new partnership with Fiat. Based on the latest annual data published by ANIA (Italian Insurance Association) for the calendar year 2010, Direct Line Italy is now the leader in the direct motor market with a 27% share. The Italian business makes extensive use of reinsurance to control risk and manage capital.

•	Total expenses were down 4% primarily due to phasing of marketing and indirect expenses.

Central items

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Central items not allocated	47	(43)	49	4	386

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q2 2011 compared with Q1 2011
•
Central items not allocated represented a credit of £47 million against a charge of £43 million in the previous quarter.  This movement was driven by a gain of £108 million on the disposal of an investment in Visa as well as lower interest rate risk management costs in Group Treasury.

Q2 2011 compared with Q2 2010
•	Central items not allocated represented a credit of £47 million, a decrease of £2 million on Q2 2010.

H1 2011 compared with H1 2010
•	Central items not allocated represented a credit of £4 million, a decline of £382 million on H1 2010.

•
H1 2010 benefited from a £170 million VAT recovery not repeated in H1 2011, as well as unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.

Non-Core

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	284	301	550	585	1,118
Funding costs of rental assets	(51)	(51)	(78)	(102)	(147)

Net interest income	233	250	472	483	971

Net fees and commissions	47	47	150	93	250
Income/(loss) from trading activities	231	(296)	25	(64)	(102)
Insurance net premium income	95	138	173	233	341
Other operating income
- rental income	257	243	259	500	515
- other (1)	115	104	(223)	219	(202)

Non-interest income	745	236	384	981	802

Total income	978	486	856	1,464	1,773

Direct expenses
- staff	(109)	(91)	(202)	(200)	(454)
- operating lease depreciation	(87)	(87)	(109)	(174)	(218)
- other	(68)	(69)	(143)	(137)	(299)
Indirect expenses	(71)	(76)	(121)	(147)	(243)

	(335)	(323)	(575)	(658)	(1,214)

Insurance net claims	(90)	(128)	(215)	(218)	(348)
Impairment losses	(1,411)	(1,075)	(1,390)	(2,486)	(3,094)

Operating loss	(858)	(1,040)	(1,324)	(1,898)	(2,883)

Note:
(1)
Includes losses on disposals (quarter ended 30 June 2011 - £20 million; quarter ended 31 March 2011 - £34 million; quarter ended 30 June 2010 - £4 million; half year ended 30 June 2011 - £54 million; half year ended 30 June 2010 - £5 million).

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Analysis of income by business
Portfolios & banking	830	598	606	1,428	1,236
International businesses	137	89	243	226	512
Markets	11	(201)	7	(190)	25

Total income	978	486	856	1,464	1,773

Income/(loss) from trading activities
Monoline exposures	(67)	(130)	(139)	(197)	(139)
Credit derivative product companies	(21)	(40)	(55)	(61)	(86)
Asset-backed products (1)	36	66	97	102	42
Other credit exotics	8	(168)	47	(160)	58
Equities	(2)	1	(6)	(1)	(13)
Banking book hedges	(9)	(29)	147	(38)	111
Other (2)	287	4	(66)	291	(75)

	232	(296)	25	(64)	(102)

Impairment losses
Portfolios & banking	1,405	1,058	1,332	2,463	2,911
International businesses	15	20	48	35	116
Markets	(9)	(3)	10	(12)	67

Total impairment losses	1,411	1,075	1,390	2,486	3,094

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Portfolios & banking	6.1%	4.1%	4.6%	5.3%	4.9%
International businesses	1.9%	2.1%	2.3%	2.3%	2.8%
Markets	(1.2%)	(0.1%)	1.4%	(0.7%)	12.9%

Total	6.0%	4.0%	4.4%	5.2%	4.8%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Q2 2011 includes securities gains of £362 million and profits in RBS Sempra Commodities JV of £1 million (quarter ended 30 June 2010 - £nil and £125 million respectively).
(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Net interest margin	0.87%	0.90%	1.23%	0.89%	1.25%
Cost:income ratio	34%	66%	67%	45%	68%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives) (2)	112.6	124.8	(10%)	137.9	(18%)
Total third party assets (including derivatives) (2)	134.7	137.1	(2%)	153.9	(12%)
Loans and advances to customers (gross)	94.9	101.0	(6%)	108.4	(12%)
Customer deposits	5.0	7.1	(30%)	6.7	(25%)
Risk elements in lending	24.9	24.0	4%	23.4	6%
Risk-weighted assets (2)	124.7	128.5	(3%)	153.7	(19%)

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV (30 June 2011 Third party assets, excluding derivatives (TPAs) £1.1 billion, RWAs £1.9 billion; 31 March 2011 TPAs £3.9 billion, RWAs £2.4 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion).

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

Gross customer loans and advances
Portfolios & banking	92.1	98.0	104.9
International businesses	2.7	2.9	3.5
Markets	0.1	0.1	-

	94.9	101.0	108.4

Risk-weighted assets
Portfolios & banking	72.6	76.5	83.5
International businesses	5.2	5.1	5.6
Markets	46.9	46.9	64.6

	124.7	128.5	153.7

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 30 June 2011

	31 March 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	38.7	(1.1)	(0.3)	0.2	(1.3)	0.4	36.6
Corporate	56.0	(2.6)	(4.0)	0.6	-	0.4	50.4
SME	3.1	(0.4)	-	-	-	-	2.7
Retail	8.3	(0.2)	-	-	(0.1)	-	8.0
Other	2.5	(0.2)	-	-	-	-	2.3
Markets	12.3	(0.7)	(0.4)	0.3	-	-	11.5

Total (excluding derivatives)	120.9	(5.2)	(4.7)	1.1	(1.4)	0.8	111.5
Markets - RBS Sempra Commodities JV	3.9	(0.5)	(2.2)	-	-	(0.1)	1.1

Total (1)	124.8	(5.7)	(6.9)	1.1	(1.4)	0.7	112.6

Quarter ended 31 March 2011
	31 December 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	42.6	(3.0)	(0.4)	0.2	(1.0)	0.3	38.7
Corporate	59.8	(1.9)	(2.4)	0.8	-	(0.3)	56.0
SME	3.7	(0.6)	-	-	-	-	3.1
Retail	9.0	(0.4)	-	-	(0.1)	(0.2)	8.3
Other	2.5	-	-	-	-	-	2.5
Markets	13.6	(1.1)	-	0.1	-	(0.3)	12.3

Total (excluding derivatives)	131.2	(7.0)	(2.8)	1.1	(1.1)	(0.5)	120.9
Markets - RBS Sempra Commodities JV	6.7	(0.3)	(2.3)	-	-	(0.2)	3.9

Total (1)	137.9	(7.3)	(5.1)	1.1	(1.1)	(0.7)	124.8

Quarter ended 30 June 2010
	31 March 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	49.5	(5.3)	(0.3)	2.8	(1.1)	(1.5)	44.1
Corporate	78.8	(2.6)	(4.5)	0.6	0.1	(2.0)	70.4
SME	4.0	0.9	-	-	(0.1)	(0.1)	4.7
Retail	19.8	(0.5)	(1.7)	-	(0.2)	(0.6)	16.8
Other	3.3	(0.2)	(0.1)	-	-	-	3.0
Markets	24.1	(0.6)	(1.4)	0.6	(0.1)	(0.3)	22.3

Total (excluding derivatives)	179.5	(8.3)	(8.0)	4.0	(1.4)	(4.5)	161.3
Markets - RBS Sempra Commodities JV	14.0	(1.4)	-	-	-	0.1	12.7

Total (1)	193.5	(9.7)	(8.0)	4.0	(1.4)	(4.4)	174.0

Note:
(1)	£2 billion of disposals have been signed as at 30 June 2011 but are pending closing (31 March 2011 - £7 billion; 30 June 2010 - £2 billion).

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	1	(3)	-	(2)	3
Personal	3	3	-	6	2

Total UK Retail	4	-	-	4	5

UK Corporate
Manufacturing and infrastructure	47	-	21	47	16
Property and construction	36	13	150	49	204
Transport	26	20	(3)	46	(3)
Banking and financial institutions	1	3	2	4	26
Lombard	25	18	29	43	54
Other	46	11	64	57	121

Total UK Corporate	181	65	263	246	418

Ulster Bank
Mortgages	-	-	23	-	43
Commercial real estate
- investment	161	223	145	384	244
- development	810	503	386	1,313	748
Other corporate	6	107	137	113	188
Other EMEA	5	6	13	11	33

Total Ulster Bank	982	839	704	1,821	1,256

US Retail & Commercial
Auto and consumer	12	25	32	37	47
Cards	(3)	(7)	4	(10)	18
SBO/home equity	58	53	67	111	169
Residential mortgages	6	4	(10)	10	2
Commercial real estate	11	19	42	30	105
Commercial and other	(6)	(3)	6	(9)	8

Total US Retail & Commercial	78	91	141	169	349

Global Banking & Markets
Manufacturing and infrastructure	(6)	(2)	(281)	(8)	(252)
Property and construction	217	105	501	322	973
Transport	(1)	(6)	-	(7)	1
Telecoms, media and technology	34	(11)	11	23	-
Banking and financial institutions	(39)	1	11	(38)	172
Other	(36)	(8)	24	(44)	125

Total Global Banking & Markets	169	79	266	248	1,019

Other
Wealth	(1)	1	16	-	44
Global Transaction Services	(3)	-	-	(3)	3
Central items	1	-	-	1	-

Total Other	(3)	1	16	(2)	47

Total impairment losses	1,411	1,075	1,390	2,486	3,094

Non-Core (continued)

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.5	1.6	1.6
Personal	0.3	0.3	0.4

Total UK Retail	1.8	1.9	2.0

UK Corporate
Manufacturing and infrastructure	0.3	0.2	0.3
Property and construction	7.2	8.0	11.4
Transport	5.0	5.1	5.4
Banking and financial institutions	0.9	0.8	0.8
Lombard	1.4	1.5	1.7
Other	6.8	7.5	7.4

Total UK Corporate	21.6	23.1	27.0

Ulster Bank
Commercial real estate
- investment	4.1	3.9	4.0
- development	9.0	8.9	8.4
Other corporate	1.8	2.0	2.2
Other EMEA	0.4	0.5	0.4

Total Ulster Bank	15.3	15.3	15.0

US Retail & Commercial
Auto and consumer	2.2	2.4	2.6
Cards	0.1	0.1	0.1
SBO/home equity	2.7	2.9	3.2
Residential mortgages	0.7	0.7	0.7
Commercial real estate	1.2	1.4	1.5
Commercial and other	0.4	0.4	0.5

Total US Retail & Commercial	7.3	7.9	8.6

Global Banking & Markets
Manufacturing and infrastructure	8.5	8.9	8.7
Property and construction	18.6	19.1	19.6
Transport	4.2	4.5	5.5
Telecoms, media and technology	0.8	1.1	0.9
Banking and financial institutions	8.8	11.1	12.0
Other	7.5	8.2	9.0

Total Global Banking & Markets	48.4	52.9	55.7

Other
Wealth	0.3	0.4	0.4
Global Transaction Services	0.3	0.2	0.3
RBS Insurance	-	0.1	0.2
Central items	(0.3)	(1.0)	(1.0)

Total Other	0.3	(0.3)	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	94.7	100.8	108.2

Non-Core (continued)

Key points
Non-Core continues to make good progress. Third party assets (excluding derivatives) were down £12 billion to £113 billion and the division remains on track to meet its target of reducing third party assets to below £100 billion by the end of 2011.

Momentum continues in 2011 as Non-Core works through the £12 billion pipeline of transactions signed but not completed at the end of 2010. At the end of Q2 2011 £2 billion remained to be completed from last year’s signed deals and the pipeline continues to build.

Headcount continues to fall, from 6,700 at the end of Q1 2011 to 6,300 at 30 June 2011.

Q2 2011 results demonstrate Non-Core’s commitment to delivering results in what is a challenging and complex environment with significant regulatory headwinds.

As Non-Core continues to shrink, income and expenses are falling in line with expectations. The increase in impairments in Q2 2011 principally resulted from additional real estate charges, continuing difficulties in Ireland driven by development real estate values and impairments relating to a small number of large corporates.

Q2 2011 compared with Q1 2011
•	Non-Core made further progress with third party assets (excluding derivatives) declining by £12 billion to £113 billion, driven by disposals of £7 billion and run-off of £5 billion.

•	Risk weighted assets fell by £4 billion in Q2 2011. The reduction principally reflected continued asset sales, run-off and defaults, partially offset by foreign exchange rate movements.

•
Non-Core operating loss was £858 million in the second quarter, compared with £1,040 million in Q1 2011. Non-interest income was higher, reflecting gains on a number of securities arising from restructured assets.

•
Higher impairments in Q2 2011 resulted from additional real estate charges, continuing difficulties in Ireland driven by development real estate values and impairments relating to a small number of large corporates.

•	Expenses increased 4% from Q1 2011. Excluding the impact of one-off changes to expense accruals, expenses were broadly flat in Q2 2011.

Q2 2011 compared with Q2 2010
•	Third party assets (excluding derivatives) declined by £61 billion (35%) since Q2 2010 reflecting disposals (£36 billion) and run-off (£26 billion).

•	Risk-weighted assets were £50 billion lower, driven principally by significant disposal activity combined with run-off.

•	Offsetting the impact of continuing balance sheet reduction on net interest income, non-interest income was higher as a result of securities gains in Q2 2011 on restructured assets.

•	Costs decreased by £240 million primarily reflecting disposal activity and consequent significant headcount reductions across countries, Non-Core insurance and Sempra Commodities.

Non-Core (continued)

Key points (continued)

H1 2011 compared with H1 2010
•	Non-Core operating loss decreased from £2,883 million in H1 2010 to £1,898 million in H1 2011 driven by lower expenses and impairments.

•	Lower costs reflect significant headcount reductions resulting from disposals and run-down of businesses.

•	Impairments were £608 million lower, reflecting the overall improvement in the economic environment despite ongoing difficulties in Ireland.

Condensed consolidated income statement
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Interest receivable	5,404	5,401	5,888	10,805	11,580
Interest payable	(2,177)	(2,100)	(2,212)	(4,277)	(4,362)

Net interest income	3,227	3,301	3,676	6,528	7,218

Fees and commissions receivable	1,700	1,642	2,053	3,342	4,104
Fees and commissions payable	(323)	(260)	(579)	(583)	(1,151)
Income from trading activities	1,147	835	2,110	1,982	3,876
Gain on redemption of own debt	255	-	553	255	553
Other operating income (excluding insurance premium income)	1,142	391	346	1,533	793
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Non-interest income	5,011	3,757	5,761	8,768	10,742

Total income	8,238	7,058	9,437	15,296	17,960

Staff costs	(2,210)	(2,399)	(2,365)	(4,609)	(5,054)
Premises and equipment	(602)	(571)	(547)	(1,173)	(1,082)
Other administrative expenses	(1,752)	(921)	(1,022)	(2,673)	(2,033)
Depreciation and amortisation	(453)	(424)	(519)	(877)	(1,001)

Operating expenses	(5,017)	(4,315)	(4,453)	(9,332)	(9,170)

Profit before other operating charges and impairment losses	3,221	2,743	4,984	5,964	8,790
Insurance net claims	(793)	(912)	(1,323)	(1,705)	(2,459)
Impairment losses	(3,106)	(1,947)	(2,487)	(5,053)	(5,162)

Operating (loss)/profit before tax	(678)	(116)	1,174	(794)	1,169
Tax charge	(222)	(423)	(825)	(645)	(932)

(Loss)/profit from continuing operations	(900)	(539)	349	(1,439)	237
Profit/(loss) from discontinued operations, net of tax	21	10	(1,019)	31	(706)

Loss for the period	(879)	(529)	(670)	(1,408)	(469)
Non-controlling interests	(18)	1	946	(17)	602
Preference share and other dividends	-	-	(19)	-	(124)

(Loss)/profit attributable to ordinary and B shareholders	(897)	(528)	257	(1,425)	9

Basic (loss)/gain per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Diluted (loss)/gain per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Basic (loss)/gain per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/gain per ordinary and B share from discontinued operations	-	-	-	-	-

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Loss for the period	(879)	(529)	(670)	(1,408)	(469)

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	1,406	(37)	93	1,369	508
Cash flow hedges	588	(227)	1,449	361	1,254
Currency translation	59	(360)	(91)	(301)	694

Other comprehensive income/(loss) before tax	2,053	(624)	1,451	1,429	2,456
Tax (charge)/credit	(524)	32	(331)	(492)	(446)

Other comprehensive income/(loss) after tax	1,529	(592)	1,120	937	2,010

Total comprehensive income/(loss) for the period	650	(1,121)	450	(471)	1,541

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	3	(9)	(457)	(6)	(132)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	19	-	19
Ordinary and B shareholders	647	(1,112)	888	(465)	1,549

	650	(1,121)	450	(471)	1,541

Note:
(1)	Analysis provided on page 104.

Key points
•
The Q2 2011 movement in available-for-sale financial assets reflects the movement of £733 million losses on Greek government bonds and a £109 million related interest rate hedge adjustment to profit or loss from available-for-sale reserves. Offsetting this partially were realised gains from routine portfolio management in Group Treasury of £153 million, Non-Core of £31 million and UK Corporate of £16 million. In addition, unrealised gains on securities increased by £781 million in the quarter, primarily in relation to high quality sovereign bonds.

•	Gains related to cash flow hedges of £588 million in Q2 2011 result principally from declines in swap rates during the quarter as expectations of an increase in interest rates have been deferred.

Condensed consolidated balance sheet
at 30 June 2011

	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Assets
Cash and balances at central banks	64,351	59,591	57,014
Net loans and advances to banks	53,133	59,304	57,911
Reverse repurchase agreements and stock borrowing	41,973	45,148	42,607
Loans and advances to banks	95,106	104,452	100,518
Net loans and advances to customers	489,572	494,148	502,748
Reverse repurchase agreements and stock borrowing	56,162	60,511	52,512
Loans and advances to customers	545,734	554,659	555,260
Debt securities	243,645	231,384	217,480
Equity shares	24,951	22,212	22,198
Settlement balances	24,566	23,006	11,605
Derivatives	394,872	361,048	427,077
Intangible assets	14,592	14,409	14,448
Property, plant and equipment	17,357	15,846	16,543
Deferred tax	6,245	6,299	6,373
Prepayments, accrued income and other assets	11,143	11,355	12,576
Assets of disposal groups	3,407	8,992	12,484

Total assets	1,445,969	1,413,253	1,453,576

Liabilities
Bank deposits	71,573	63,829	66,051
Repurchase agreements and stock lending	35,381	39,615	32,739
Deposits by banks	106,954	103,444	98,790
Customer deposits	428,703	428,474	428,599
Repurchase agreements and stock lending	88,822	90,432	82,094
Customer accounts	517,525	518,906	510,693
Debt securities in issue	213,797	215,968	218,372
Settlement balances	22,905	21,394	10,991
Short positions	56,106	50,065	43,118
Derivatives	387,809	360,625	423,967
Accruals, deferred income and other liabilities	24,065	23,069	23,089
Retirement benefit liabilities	2,239	2,257	2,288
Deferred tax	2,092	2,094	2,142
Insurance liabilities	6,687	6,754	6,794
Subordinated liabilities	26,311	26,515	27,053
Liabilities of disposal groups	3,237	6,376	9,428

Total liabilities	1,369,727	1,337,467	1,376,725

Equity
Non-controlling interests	1,498	1,710	1,719
Owners’ equity*
Called up share capital	15,317	15,156	15,125
Reserves	59,427	58,920	60,007

Total equity	76,242	75,786	76,851

Total liabilities and equity	1,445,969	1,413,253	1,453,576

* Owners’ equity attributable to:
Ordinary and B shareholders	70,000	69,332	70,388
Other equity owners	4,744	4,744	4,744

	74,744	74,076	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,446.0 billion at 30 June 2011 were down £7.6 billion, 1%, compared with 31 December 2010. This is principally driven by the reduction in the mark-to-market value of derivatives in GBM and the continuing planned disposal of Non-Core assets. The decrease is offset in part by higher levels of debt securities held by GBM and Group Treasury, coupled with a rise in settlement balances as a result of increased customer activity from seasonal year-end lows.

Loans and advances to banks decreased by £5.4 billion, 5%, to £95.1 billion. Within this, reverse repurchase agreements and stock borrowing (‘reverse repos’) were down £0.6 billion, 1%, to £42.0 billion and bank placings declined £4.8 billion, 8%, to £53.1 billion.

Loans and advances to customers declined £9.5 billion, 2%, to £545.7 billion. Within this, reverse repurchase agreements were up £3.7 billion, 7%, to £56.1 billion. Customer lending decreased by £13.2 billion to £489.6 billion, or £10.6 billion to £510.2 billion before impairments. This reflected planned reductions in Non-Core of £13.9 billion, along with declines in GBM, £4.2 billion, UK Corporate, £0.9 billion and Ulster Bank, £0.8 billion. These reductions were partially offset by growth in Global Transaction Services, £4.7 billion, UK Retail, £2.0 billion, US Retail & Commercial, £1.0 billion and Wealth, £0.6 billion, together with the effect of exchange rate and other movements.

Debt securities were up £26.2 billion, 12%, to £243.6 billion, driven mainly by increased holdings of government and financial institution bonds within GBM and Group Treasury.

Settlement balances rose £13.0 billion, to £24.6 billion as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets down, £32.2 billion, 8%, to £394.9 billion, and liabilities, down £36.2 billion, 9% to £387.8 billion, primarily reflect decreases in interest rate contracts, together with the combined effect of currency movements, with Sterling strengthening against the US dollar but weakening against the Euro.

The reduction in assets and liabilities of disposal groups primarily reflects the continuing disposal of parts of the RBS Sempra Commodities JV business and the sale of certain Non-Core project finance assets.

Deposits by banks increased £8.2 billion, 8%, to £107.0 billion, with higher repurchase agreements and stock lending (‘repos’), up £2.7 billion, 8%, to £35.4 billion combined with an increase in inter-bank deposits, up £5.5 billion, 8%, to £71.6 billion.

Customer accounts increased £6.8 billion, 1%, to £517.5 billion. Within this, repos increased £6.7 billion, 8%, to £88.8 billion.  Excluding repos, customer deposits were up £0.1 billion at £428.7 billion, reflecting growth in Global Transaction Services, £3.6 billion, Wealth, £0.9 billion and Ulster Bank, £0.4 billion, together with exchange and other movements £0.9 billion. This was offset by decreases in GBM, £3.4 billion, Non-Core, £1.8 billion and UK Corporate, £0.5 billion.

Settlement balances rose £11.9 billion to £22.9 billion and short positions were up £13.0 billion, 30%, to £56.1 billion due to increased customer activity from seasonal year-end lows.

Commentary on condensed consolidated balance sheet (continued)

Subordinated liabilities decreased by £0.7 billion, 3% to £26.3 billion, primarily reflecting the redemption of £0.2 billion US dollar and £0.4 billion Euro denominated dated loan capital.

Owner’s equity decreased by £0.4 billion, 1%, to £74.7 billion, driven by the £1.4 billion attributable loss for the period together with movements in foreign exchange reserves, £0.3 billion, partially offset by increases in available-for-sale reserves, £1.0 billion and cash flow hedging reserves, £0.3 billion.

Average balance sheet

	Quarter ended		Half year ended
	30 June 2011	31 March 2011	30 June 2011	30 June 2010
Average yields, spreads and margins of the banking business	%	%	%	%

Gross yield on interest-earning assets of banking business	3.28	3.33	3.31	3.29
Cost of interest-bearing liabilities of banking business	(1.66)	(1.61)	(1.63)	(1.46)

Interest spread of banking business	1.62	1.72	1.68	1.83
Benefit from interest-free funds	0.34	0.32	0.32	0.22

Net interest margin of banking business	1.96	2.04	2.00	2.05

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.82	0.79	0.81	0.66
- Eurodollar	0.26	0.31	0.29	0.35
- Euro	1.36	1.04	1.20	0.62

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 June 2011			31 March 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	67,213	164	0.98	64,040	172	1.09
Loans and advances to customers	469,814	4,535	3.87	473,616	4,593	3.93
Debt securities	123,521	705	2.29	119,954	636	2.15

Interest-earning assets - banking business	660,548	5,404	3.28	657,610	5,401	3.33

Trading business	284,378			279,164
Non-interest earning assets	558,773			508,177

Total assets	1,503,699			1,444,951

Liabilities
Deposits by banks	65,896	249	1.52	66,671	259	1.58
Customer accounts	331,453	853	1.03	325,160	831	1.04
Debt securities in issue	161,190	863	2.15	164,278	817	2.02
Subordinated liabilities	20,472	190	3.71	24,014	185	3.13
Internal funding of trading business	(51,609)	22	(0.17)	(52,013)	8	(0.06)

Interest-bearing liabilities - banking business	527,402	2,177	1.66	528,110	2,100	1.61

Trading business	314,099			301,753
Non-interest-bearing liabilities
- demand deposits	64,811			63,701
- other liabilities	523,039			477,017
Owners’ equity	74,348			74,370

Total liabilities and owners’ equity	1,503,699			1,444,951

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Half year ended			Half year ended
	30 June 2011			30 June 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	65,627	336	1.03	47,508	271	1.15
Loans and advances to customers	471,730	9,128	3.90	522,651	9,452	3.65
Debt securities	121,531	1,341	2.23	139,751	1,857	2.68

Interest-earning assets - banking business	658,887	10,805	3.31	709,910	11,580	3.29

Trading business	281,771			278,527
Non-interest earning assets	533,667			734,494

Total assets	1,474,325			1,722,931

Liabilities
Deposits by banks	66,283	508	1.55	90,189	715	1.60
Customer accounts	328,352	1,684	1.03	342,651	1,834	1.08
Debt securities in issue	162,980	1,680	2.08	188,644	1,701	1.82
Subordinated liabilities	22,235	375	3.40	30,413	237	1.57
Internal funding of trading business	(51,811)	30	(0.12)	(47,609)	(125)	0.53

Interest-bearing liabilities - banking business	528,039	4,277	1.63	604,288	4,362	1.46

Trading business	307,926			301,816
Non-interest-bearing liabilities
- demand deposits	64,256			46,937
- other liabilities	499,745			695,265
Owners’ equity	74,359			74,625

Total liabilities and owners’ equity	1,474,325			1,722,931

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,156	15,125	15,031	15,125	14,630
Ordinary shares issued	161	31	-	192	401
Preference shares redeemed	-	-	(2)	-	(2)

At end of period	15,317	15,156	15,029	15,317	15,029

Paid-in equity
At beginning of period	431	431	565	431	565
Securities redeemed during the period	-	-	(132)	-	(132)
Transfer to retained earnings	-	-	(2)	-	(2)

At end of period	431	431	431	431	431

Share premium account
At beginning of period	23,922	23,922	23,740	23,922	23,523
Ordinary shares issued	1	-	-	1	217
Redemption of preference shares classified as debt	-	-	118	-	118

At end of period	23,923	23,922	23,858	23,923	23,858

Merger reserve
At beginning of period	13,272	13,272	13,272	13,272	25,522
Transfer to retained earnings	(50)	-	-	(50)	(12,250)

At end of period	13,222	13,272	13,272	13,222	13,272

Available-for-sale reserve
At beginning of period	(2,063)	(2,037)	(1,527)	(2,037)	(1,755)
Unrealised gains	781	162	119	943	647
Realised losses/(gains) (1)	626	(197)	20	429	(127)
Tax	(370)	9	(55)	(361)	(208)
Recycled to profit or loss on disposal of businesses (2)	-	-	(16)	-	(16)

At end of period	(1,026)	(2,063)	(1,459)	(1,026)	(1,459)

Cash flow hedging reserve
At beginning of period	(314)	(140)	(272)	(140)	(252)
Amount recognised in equity	811	14	(47)	825	(58)
Amount transferred from equity to earnings	(223)	(241)	7	(464)	17
Tax	(161)	53	19	(108)	-
Recycled to profit or loss on disposal of businesses (3)	-	-	58	-	58

At end of period	113	(314)	(235)	113	(235)

For the notes to this table refer to page 72.

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011 (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,754	5,138	5,229	5,138	4,528
Retranslation of net assets	189	(429)	666	(240)	1,775
Foreign currency (losses)/gains on hedges of net assets	(116)	76	(189)	(40)	(609)
Tax	7	(31)	60	(24)	72
Recycled to profit or loss on disposal of businesses	-	-	(11)	-	(11)

At end of period	4,834	4,754	5,755	4,834	5,755

Capital redemption reserve
At beginning of period	198	198	170	198	170
Preference shares redeemed	-	-	2	-	2

At end of period	198	198	172	198	172

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	20,713	21,239	24,164	21,239	12,134
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(899)	(530)	302	(1,429)	163
- discontinued operations	2	2	(26)	4	(30)
Equity preference dividends paid	-	-	-	-	(105)
Paid-in equity dividends paid, net of tax	-	-	(19)	-	(19)
Transfer from paid-in equity
- gross	-	-	2	-	2
- tax	-	-	(1)	-	(1)
Equity owners gain on withdrawal of minority interest
- gross	-	-	40	-	40
- tax	-	-	(11)	-	(11)
Redemption of equity preference shares	-	-	(2,968)	-	(2,968)
Gain on redemption of equity preference shares	-	-	609	-	609
Redemption of preference shares classified as debt	-	-	(118)	-	(118)
Transfer from merger reserve	50	-	-	50	12,250
Shares issued under employee share schemes	(166)	(41)	(2)	(207)	(9)
Share-based payments
- gross	29	38	26	67	61
- tax	(3)	5	5	2	5

At end of period	19,726	20,713	22,003	19,726	22,003

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011 (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(785)	(808)	(488)	(808)	(121)
Shares (purchased)/disposed	(6)	12	(330)	6	(704)
Shares issued under employee share schemes	5	11	2	16	9

At end of period	(786)	(785)	(816)	(786)	(816)

Owners’ equity at end of period	74,744	74,076	76,802	74,744	76,802

Non-controlling interests
At beginning of period	1,710	1,719	10,364	1,719	16,895
Currency translation adjustments and other movements	(14)	(7)	(557)	(21)	(461)
Profit/(loss) attributable to non-controlling interests
- continuing operations	(1)	(9)	47	(10)	74
- discontinued operations	19	8	(993)	27	(676)
Dividends paid	(39)	-	(1,497)	(39)	(4,171)
Movements in available-for-sale securities
- unrealised (losses)/gains	(1)	1	(3)	-	22
- realised gains	-	(3)	(12)	(3)	(3)
- tax	-	1	4	1	1
- recycled to profit or loss on disposal of discontinued operations (4)	-	-	(7)	-	(7)
Movements in cash flow hedging reserves
- amounts recognised in equity	-	-	30	-	(165)
- amounts transferred from equity to earnings	-	-	(1)	-	-
- tax	-	-	(1)	-	47
- recycled to profit or loss on disposal of discontinued operations (5)	-	-	1,036	-	1,036
Equity raised	-	-	(10)	-	501
Equity withdrawn and disposals	(176)	-	(5,868)	(176)	(10,561)
Transfer to retained earnings	-	-	(40)	-	(40)

At end of period	1,498	1,710	2,492	1,498	2,492

Total equity at end of period	76,242	75,786	79,294	76,242	79,294

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	3	(9)	(457)	(6)	(132)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	19	-	19
Ordinary and B shareholders	647	(1,112)	888	(465)	1,549

	650	(1,121)	450	(471)	1,541

Notes:
(1)
Includes an impairment loss of £733 million in respect of the Group’s holding of Greek government bonds, together with £109 million of related interest rate hedge adjustments, in the quarter ended 30 June 2011 and half year ended 30 June 2011.

(2)	Net of tax (quarter ended 30 June 2010 - £6 million credit; half year ended 30 June 2010 - £6 million credit).
(3)	Net of tax (quarter ended 30 June 2010 - £20 million charge; half year ended 30 June 2010 - £20 million charge).
(4)	Net of tax (quarter ended 30 June 2010 - £2 million credit; half year ended 30 June 2010 - £2 million credit).
(5)	Net of tax (quarter ended 30 June 2010 - £346 million charge; half year ended 30 June 2010 - £346 million charge).

Condensed consolidated cash flow statement
for the half year ended 30 June 2011

	First half 2011	First half 2010
	£m	£m

Operating activities
Operating (loss)/profit before tax	(794)	1,169
Operating profit/(loss) before tax on discontinued operations	38	(618)
Adjustments for non-cash items	1,503	2,571

Net cash inflow from trading activities	747	3,122
Changes in operating assets and liabilities	7,595	(13,954)

Net cash flows from operating activities before tax	8,342	(10,832)
Income taxes (paid)/received	(90)	411

Net cash flows from operating activities	8,252	(10,421)

Net cash flows from investing activities	(4,362)	822

Net cash flows from financing activities	(1,212)	(12,795)

Effects of exchange rate changes on cash and cash equivalents	482	(355)

Net increase/(decrease) in cash and cash equivalents	3,160	(22,749)
Cash and cash equivalents at beginning of period	152,530	144,186

Cash and cash equivalents at end of period	155,690	121,437

Notes

1. Basis of preparation
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 5 to 117. Its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the risk and balance sheet management sections on pages 118 to 171. A summary of the risk factors which could materially affect the Group’s future results are described on pages 172 to 175. The Group’s regulatory capital resources are set on page 119. Pages 122 to 130 describe the Group’s funding and liquidity management.

The condensed financial statements comprise the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related explanatory notes 1 to 20 and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2011 have been prepared on a going concern basis.

In line with the Group’s policy of providing users of its financial reports with relevant and transparent disclosures, it has adopted the British Bankers’ Association Code for Financial Reporting Disclosure published in September 2010. The code sets out five disclosure principles together with supporting guidance: the overarching principle being a commitment to provide high quality, meaningful and decision-useful disclosures.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group’s principal accounting policies as set out on pages 216 to 224 of the 2010 Form 20-F.

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

Notes (continued)

2. Accounting policies (continued)

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method.  The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27.  Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted.  The Group is reviewing the standards to determine their effect on the Group’s financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted.  The Group is reviewing the amendments to determine their effect on the Group’s financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Loans and advances to customers	4,535	4,593	4,754	9,128	9,451
Loans and advances to banks	164	172	131	336	271
Debt securities	705	636	1,003	1,341	1,858

Interest receivable	5,404	5,401	5,888	10,805	11,580

Customer accounts	853	831	966	1,684	1,834
Deposits by banks	249	259	418	508	715
Debt securities in issue	863	817	824	1,680	1,678
Subordinated liabilities	190	185	60	375	260
Internal funding of trading businesses	22	8	(56)	30	(125)

Interest payable	2,177	2,100	2,212	4,277	4,362

Net interest income	3,227	3,301	3,676	6,528	7,218

Fees and commissions receivable	1,700	1,642	2,053	3,342	4,104
Fees and commissions payable
- banking	(238)	(181)	(541)	(419)	(1,007)
- insurance related	(85)	(79)	(38)	(164)	(144)

Net fees and commissions	1,377	1,382	1,474	2,759	2,953

Foreign exchange	375	203	383	578	832
Interest rate	2	649	207	651	1,161
Credit	562	(248)	1,231	314	1,208
Other	208	231	289	439	675

Income from trading activities	1,147	835	2,110	1,982	3,876

Gain on redemption of own debt	255	-	553	255	553

Operating lease and other rental income	350	322	344	672	687
Changes in fair value of own debt	228	(294)	515	(66)	305
Changes in the fair value of securities and other financial assets and liabilities	224	68	(165)	292	(151)
Changes in the fair value of investment properties	(27)	(25)	(105)	(52)	(108)
Profit on sale of securities	193	236	6	429	154
Profit on sale of property, plant and equipment	11	11	3	22	12
Profit/(loss) on sale of subsidiaries and associates	55	(29)	(428)	26	(358)
Life business (losses)/profits	(3)	(2)	(23)	(5)	12
Dividend income	18	15	21	33	41
Share of profits less losses of associated entities	8	7	26	15	48
Other income	85	82	152	167	151

Other operating income	1,142	391	346	1,533	793

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	3,921	2,608	4,483	6,529	8,175
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Total non-interest income	5,011	3,757	5,761	8,768	10,742

Total income	8,238	7,058	9,437	15,296	17,960

Staff costs
- wages, salaries and other staff costs	1,923	2,059	2,079	3,982	4,373
- bonus tax	11	11	15	22	69
- social security costs	168	192	158	360	352
- pension costs	108	137	113	245	260

Total staff costs	2,210	2,399	2,365	4,609	5,054
Premises and equipment	602	571	547	1,173	1,082
Other	1,752	921	1,022	2,673	2,033

Administrative expenses	4,564	3,891	3,934	8,455	8,169
Depreciation and amortisation	453	424	519	877	1,001

Operating expenses	5,017	4,315	4,453	9,332	9,170

General insurance	793	912	1,348	1,705	2,455
Bancassurance	-	-	(25)	-	4

Insurance net claims	793	912	1,323	1,705	2,459

Loan impairment losses	2,237	1,898	2,479	4,135	5,081
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	842	-	-	842	-
- other	27	49	8	76	81

Impairment losses	3,106	1,947	2,487	5,053	5,162

Notes (continued)

4. Loan impairment provisions
Operating (loss)/profit is stated after charging loan impairment losses of £2,237 million (Q1 2011 - £1,898 million; Q2 2010 - £2,479 million). The balance sheet loan impairment provisions increased in the quarter ended 30 June 2011 from £19,258 million to £20,759 million and the movements thereon were:

	Quarter ended
	30 June 2011				31 March 2011			30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,416	10,842	-	19,258	7,866	10,316	18,182	7,397	9,430	16,827
Transfers to disposal groups	-	9	-	9	-	(9)	(9)	-	(38)	(38)
Intra-group transfers	-	-	-	-	177	(177)	-	-	-	-
Currency translation and other adjustments	33	145	-	178	56	95	151	(309)	(66)	(375)
Disposals	-	-	11	11	-	-	-	-	(17)	(17)
Amounts written-off	(504)	(474)	-	(978)	(514)	(438)	(952)	(562)	(2,122)	(2,684)
Recoveries of amounts previously written-off	41	126	-	167	39	80	119	59	21	80
Charge to income statement
- continued	810	1,427	-	2,237	852	1,046	1,898	1,096	1,383	2,479
- discontinued	-	-	(11)	(11)	-	-	-	-	-	-
Unwind of discount	(44)	(68)	-	(112)	(60)	(71)	(131)	(48)	(58)	(106)

At end of period	8,752	12,007	-	20,759	8,416	10,842	19,258	7,633	8,533	16,166

	Half year ended
	30 June 2011				30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	-	-	-	-
Currency translation and other adjustments	89	240	-	329	(279)	119	-	(160)
Disposals	-	-	11	11	-	(17)	(2,152)	(2,169)
Amounts written-off	(1,018)	(912)	-	(1,930)	(1,063)	(2,718)	-	(3,781)
Recoveries of amounts previously written-off	80	206	-	286	104	46	-	150
Charge to income statement
- continuing	1,662	2,473	-	4,135	2,046	3,035	-	5,081
- discontinued	-	-	(11)	(11)	-	-	42	42
Unwind of discount	(104)	(139)	-	(243)	(96)	(117)	-	(213)

At end of period	8,752	12,007	-	20,759	7,633	8,533	-	16,166

Provisions at 30 June 2011 include £132 million (31 March 2011 - £130 million; 30 June 2010 - £139 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities.

Notes (continued)

5. Strategic disposals
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Asset Management’s investment strategies business	-	-	-	-	80
- Global Merchant Services	-	47	-	47	-
- Non-Core project finance assets	(4)	-	-	(4)	-
- Life assurance business	-	-	(235)	-	(235)
- Other	54	(70)	(176)	(16)	(203)

	50	(23)	(411)	27	(358)

6. Pensions
The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund (which is the main defined benefit scheme of the Group) have recently agreed the funding valuation of the Main Scheme as at 31 March 2010 which shows that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. These contributions will start at £375 million per annum in 2011, increase to £400 million per annum in 2013 and from 2016 onwards be further increased in line with price inflation.  These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

7. Bank Levy
The Finance (No. 3) Act 2011 introduced an annual bank levy in the UK.  The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for RBS is the year ending 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

Notes (continued)

7. Bank Levy (continued)
The levy will be set at a rate of 0.075 per cent from 2011. Three different rates apply during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities.

If the levy had been applied to the balance sheet at 30 June 2011, the cost of the levy to RBS would be a full year charge of approximately £330 million. Under IFRS, no liability for the bank levy arises until the measurement date, 31 December 2011. Accordingly, no accrual was made for the estimated cost of the levy at 30 June 2011.

8. Tax
The charge for tax differs from the tax credit/(charge) computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(678)	(116)	1,174	(794)	1,169

Tax credit/(charge) based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	179	31	(329)	210	(327)
Sovereign debt impairment and related interest rate hedge adjustments where no deferred tax asset recognised	(219)	-	-	(219)	-
Losses in period where no deferred tax asset recognised	(66)	(166)	(280)	(232)	(355)
Foreign profits taxed at other rates	(100)	(200)	(210)	(300)	(338)
UK tax rate change - deferred tax impact	-	(87)	-	(87)	-
Unrecognised timing differences	(15)	5	52	(10)	-
Items not allowed for tax
- losses on strategic disposals and write downs	(7)	(3)	(134)	(10)	(145)
- other disallowable items	(70)	(40)	(59)	(110)	(84)
Non-taxable items
- gain on sale of Global Merchant Services	-	12	-	12	-
- gain on redemption of own debt	-	-	12	-	12
- other non taxable items	9	12	62	21	64
Taxable foreign exchange movements	(2)	2	7	-	7
Losses brought forward and utilised	13	16	3	29	11
Adjustments in respect of prior periods	56	(5)	51	51	223

Actual tax charge	(222)	(423)	(825)	(645)	(932)

The high charge in the first six months of 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the reduction of 1% in the rate of UK Corporation Tax enacted in March 2011 on the net deferred tax balance.

Notes (continued)

8. Tax (continued)

The combined effect of losses in Ireland and the Netherlands (including the sovereign debt impairment and related interest rate hedge adjustments) in the half year ended 30 June 2011 for which no deferred tax asset has been recognised and the 1% change in the standard rate of UK corporation tax accounts for £691 million (81%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 30 June 2011 of £6,245 million (31 March 2011 -£6,299 million; 31 December 2010 - £6,373 million), of which £3,880 million (31 March 2011 - £3,770 million; 31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2011 and concluded that it is recoverable based on future profit projections.

9. Profit/(loss) attributable to non-controlling interests

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	-	-	10
RBS Sempra Commodities JV	4	(9)	20	(5)	20
ABN AMRO
- RFS Holdings minority interest	14	10	(976)	24	(644)
- other	-	-	1	-	1
RBS Life Holdings	-	-	7	-	11
Other	-	(2)	2	(2)	-

Profit/(loss) attributable to non-controlling interests	18	(1)	(946)	17	(602)

10. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Notes (continued)

11. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(899)	(530)	283	(1,429)	39
Gain on redemption of preference shares and paid-in equity	-	-	610	-	610

Adjusted (loss)/profit from continuing operations attributable to ordinary and B shareholders	(899)	(530)	893	(1,429)	649

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	2	2	(26)	4	(30)

Ordinary shares in issue during the period (millions)	56,973	56,798	56,413	56,886	56,326
B shares in issue during the period (millions)	51,000	51,000	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	107,973	107,798	107,413	107,886	107,326
Effect of dilutive share options and convertible securities	-	-	521	-	536

Diluted weighted average number of ordinary and B shares in issue during the period (1)	107,973	107,798	107,934	107,886	107,862

Basic (loss)/earnings per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Diluted (loss)/earnings per ordinary and B share from continuing operations	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

Note:
(1)	Following reconsideration of the terms of the B Share agreement with HM Treasury, it is no longer treated as dilutive. The comparative amount for the half year ended 30 June 2010 has been restated.

Notes (continued)

12. Segmental analysis
There have been no significant changes in the Group’s divisions as set out on page 318 of the 2010 Form 20-F. Operating profit/(loss) before tax, total revenue and total assets by division are shown in the tables below.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 30 June 2011, 31 March 2011 and 30 June 2010 and the half years ended 30 June 2011 and 30 June 2010 by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	333	1,419	(688)	-	(208)	523
UK Corporate	641	325	966	(403)	-	(218)	345
Wealth	182	115	297	(220)	-	(3)	74
Global Transaction Services	263	297	560	(342)	-	(54)	164
Ulster Bank	171	51	222	(142)	-	(269)	(189)
US Retail & Commercial	469	246	715	(522)	-	(66)	127
Global Banking & Markets	164	1,386	1,550	(1,067)	-	(37)	446
RBS Insurance	89	957	1,046	(203)	(704)	-	139
Central items	(65)	79	14	30	1	2	47

Core	3,000	3,789	6,789	(3,557)	(703)	(853)	1,676
Non-Core	233	745	978	(335)	(90)	(1,411)	(858)

	3,233	4,534	7,767	(3,892)	(793)	(2,264)	818
Reconciling items:
Fair value of own debt (1)	-	339	339	-	-	-	339
Asset Protection Scheme credit default swap - fair value changes (2)	-	(168)	(168)	-	-	-	(168)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(842)	(842)
Amortisation of purchased intangible assets	-	-	-	(56)	-	-	(56)
Integration and restructuring costs	-	1	1	(209)	-	-	(208)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	50	50	-	-	-	50
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(6)	-	(6)	1	-	-	(5)

Total statutory	3,227	5,011	8,238	(5,017)	(793)	(3,106)	(678)

Notes:
(1)	Comprises £111 million gain included in ‘Income from trading activities’ and £228 million gain included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,076	304	1,380	(678)	-	(194)	508
UK Corporate	689	332	1,021	(423)	-	(105)	493
Wealth	167	114	281	(196)	-	(5)	80
Global Transaction Services	260	282	542	(335)	-	(20)	187
Ulster Bank	169	51	220	(136)	-	(461)	(377)
US Retail & Commercial	451	243	694	(504)	-	(110)	80
Global Banking & Markets	180	2,200	2,380	(1,306)	-	24	1,098
RBS Insurance	88	982	1,070	(219)	(784)	-	67
Central items	(28)	(13)	(41)	(1)	-	(1)	(43)

Core	3,052	4,495	7,547	(3,798)	(784)	(872)	2,093
Non-Core	250	236	486	(323)	(128)	(1,075)	(1,040)

	3,302	4,731	8,033	(4,121)	(912)	(1,947)	1,053
Reconciling items:
Fair value of own debt (1)	-	(480)	(480)	-	-	-	(480)
Asset Protection Scheme credit default swap - fair value changes (2)	-	(469)	(469)	-	-	-	(469)
Amortisation of purchased intangible assets	-	-	-	(44)	-	-	(44)
Integration and restructuring costs	(2)	(4)	(6)	(139)	-	-	(145)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	1	2	3	-	-	-	3

Total statutory	3,301	3,757	7,058	(4,315)	(912)	(1,947)	(116)

Notes:
(1)	Comprises £186 million loss included in ‘Income from trading activities’ and £294 million loss included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	297	1,298	(747)	25	(300)	276
UK Corporate	647	340	987	(399)	-	(198)	390
Wealth	150	116	266	(178)	-	(7)	81
Global Transaction Services	237	411	648	(366)	-	(3)	279
Ulster Bank	194	53	247	(143)	-	(281)	(177)
US Retail & Commercial	502	275	777	(504)	-	(144)	129
Global Banking & Markets	320	1,627	1,947	(1,033)	-	(164)	750
RBS Insurance	95	1,048	1,143	(220)	(1,126)	-	(203)
Central items	66	(72)	(6)	62	(7)	-	49

Core	3,212	4,095	7,307	(3,528)	(1,108)	(1,097)	1,574
Non-Core	472	384	856	(575)	(215)	(1,390)	(1,324)

	3,684	4,479	8,163	(4,103)	(1,323)	(2,487)	250
Reconciling items:
Fair value of own debt (1)	-	619	619	-	-	-	619
Asset Protection Scheme credit default swap - fair value changes (2)	-	500	500	-	-	-	500
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs	-	-	-	(254)	-	-	(254)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(411)	(411)	-	-	-	(411)
Bonus tax	-	-	-	(15)	-	-	(15)
RFS Holdings minority interest	(8)	21	13	4	-	-	17

Total statutory	3,676	5,761	9,437	(4,453)	(1,323)	(2,487)	1,174

Notes:
(1)	Comprises £104 million gain included in ‘income from trading activities’ and £515 million gain included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,162	637	2,799	(1,366)	-	(402)	1,031
UK Corporate	1,330	657	1,987	(826)	-	(323)	838
Wealth	349	229	578	(416)	-	(8)	154
Global Transaction Services	523	579	1,102	(677)	-	(74)	351
Ulster Bank	340	102	442	(278)	-	(730)	(566)
US Retail & Commercial	920	489	1,409	(1,026)	-	(176)	207
Global Banking & Markets	344	3,586	3,930	(2,373)	-	(13)	1,544
RBS Insurance	177	1,939	2,116	(422)	(1,488)	-	206
Central items	(93)	66	(27)	29	1	1	4

Core	6,052	8,284	14,336	(7,355)	(1,487)	(1,725)	3,769
Non-Core	483	981	1,464	(658)	(218)	(2,486)	(1,898)

	6,535	9,265	15,800	(8,013)	(1,705)	(4,211)	1,871
Reconciling items:
Fair value of own debt (1)	-	(141)	(141)	-	-	-	(141)
Asset Protection Scheme credit default swap - fair value changes (2)	-	(637)	(637)	-	-	-	(637)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(842)	(842)
Amortisation of purchased intangible assets	-	-	-	(100)	-	-	(100)
Integration and restructuring costs	(2)	(3)	(5)	(348)	-	-	(353)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(22)	-	-	(22)
RFS Holdings minority interest	(5)	2	(3)	1	-	-	(2)

Total statutory	6,528	8,768	15,296	(9,332)	(1,705)	(5,053)	(794)

Notes:
(1)	Comprises £75 million loss included in ‘Income from trading activities’ and £66 million loss included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

12. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,934	643	2,577	(1,470)	(4)	(687)	416
UK Corporate	1,257	669	1,926	(834)	-	(384)	708
Wealth	293	228	521	(367)	-	(11)	143
Global Transaction Services	454	801	1,255	(740)	-	(3)	512
Ulster Bank	382	106	488	(303)	-	(499)	(314)
US Retail & Commercial	970	527	1,497	(1,041)	-	(287)	169
Global Banking & Markets	693	4,078	4,771	(2,327)	-	(196)	2,248
RBS Insurance	191	2,089	2,280	(441)	(2,092)	-	(253)
Central items	73	125	198	204	(15)	(1)	386

Core	6,247	9,266	15,513	(7,319)	(2,111)	(2,068)	4,015
Non-Core	971	802	1,773	(1,214)	(348)	(3,094)	(2,883)

	7,218	10,068	17,286	(8,533)	(2,459)	(5,162)	1,132
Reconciling items:
Fair value of own debt (1)	-	450	450	-	-	-	450
Amortisation of purchased intangible assets	-	-	-	(150)	-	-	(150)
Integration and restructuring costs	-	-	-	(422)	-	-	(422)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(358)	(358)	-	-	-	(358)
Bonus tax	-	-	-	(69)	-	-	(69)
RFS Holdings minority interest	-	29	29	4	-	-	33

Total statutory	7,218	10,742	17,960	(9,170)	(2,459)	(5,162)	1,169

Note:
(1)	Comprises £145 million gain included in ‘Income from trading activities’ and £305 million gain included in ‘Other operating income’.

Notes (continued)

12. Segmental analysis (continued)

Total revenue by division

	Quarter ended
	30 June 2011			31 March 2011			30 June 2010
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,744	88	1,832	1,696	116	1,812	1,700	93	1,793
UK Corporate	1,112	17	1,129	1,153	19	1,172	1,100	23	1,123
Wealth	253	185	438	248	168	416	238	150	388
Global Transaction Services	410	28	438	382	12	394	748	-	748
Ulster Bank	309	2	311	327	-	327	407	40	447
US Retail & Commercial	826	51	877	822	54	876	984	76	1,060
Global Banking & Markets	2,097	1,967	4,064	2,813	1,792	4,605	2,220	1,385	3,605
RBS Insurance	1,187	2	1,189	1,199	2	1,201	1,273	2	1,275
Central items	762	3,062	3,824	693	2,970	3,663	753	2,131	2,884

Core	8,700	5,402	14,102	9,333	5,133	14,466	9,423	3,900	13,323
Non-Core	1,632	116	1,748	1,122	55	1,177	1,582	178	1,760

	10,332	5,518	15,850	10,455	5,188	15,643	11,005	4,078	15,083
Reconciling items
Fair value of own debt	339	-	339	(480)	-	(480)	619	-	619
Asset Protection Scheme credit default swap - fair value changes	(168)	-	(168)	(469)	-	(469)	500	-	500
Integration and restructuring costs	1	-	1	(6)	-	(6)	-	-	-
Gain on redemption of own debt	255	-	255	-	-	-	553	-	553
Strategic disposals	50	-	50	(23)	-	(23)	(411)	-	(411)
RFS Holdings minority interest	(6)	-	(6)	3	-	3	25	-	25
Elimination of intra-group transactions	-	(5,518)	(5,518)	-	(5,188)	(5,188)	-	(4,078)	(4,078)

	10,803	-	10,803	9,480	-	9,480	12,291	-	12,291

Notes (continued)

12. Segmental analysis (continued)

Total revenue by division (continued)

	Half year ended 30 June 2011			Half year ended 30 June 2010
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,440	204	3,644	3,391	183	3,574
UK Corporate	2,265	36	2,301	2,151	47	2,198
Wealth	501	353	854	467	296	763
Global Transaction Services	792	40	832	1,454	1	1,455
Ulster Bank	636	2	638	753	70	823
US Retail & Commercial	1,648	105	1,753	1,932	148	2,080
Global Banking & Markets	4,910	3,759	8,669	5,489	2,517	8,006
RBS Insurance	2,386	4	2,390	2,533	5	2,538
Central items	1,455	6,032	7,487	1,233	5,106	6,339

Core	18,033	10,535	28,568	19,403	8,373	27,776
Non-Core	2,754	171	2,925	3,517	71	3,588

	20,787	10,706	31,493	22,920	8,444	31,364
Reconciling items
Fair value of own debt	(141)	-	(141)	450	-	450
Asset Protection Scheme credit default swap - fair value changes	(637)	-	(637)	-	-	-
Integration and restructuring costs	(5)	-	(5)	-	-	-
Gain on redemption of own debt	255	-	255	553	-	553
Strategic disposals	27	-	27	(358)	-	(358)
RFS Holdings minority interest	(3)	-	(3)	29	-	29
Elimination of intra-group transactions	-	(10,706)	(10,706)	-	(8,444)	(8,444)

	20,283	-	20,283	23,594	-	23,594

Total assets by division
	30 June 2011	31 March 2011	31 December 2010
Total assets	£m	£m	£m

UK Retail	113,578	113,303	111,793
UK Corporate	113,565	115,029	114,550
Wealth	22,038	21,500	21,073
Global Transaction Services	30,206	27,091	25,221
Ulster Bank	38,690	39,431	40,081
US Retail & Commercial	70,872	70,559	71,173
Global Banking & Markets	787,655	767,993	802,578
RBS Insurance	12,901	12,673	12,555
Central items	120,734	107,518	99,728

Core	1,310,239	1,275,097	1,298,752
Non-Core	134,692	137,135	153,882

	1,444,931	1,412,232	1,452,634
RFS Holdings minority interest	1,038	1,021	942

	1,445,969	1,413,253	1,453,576

Notes (continued)

13. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Discontinued operations
Total income	9	8	-	17	1,435
Operating expenses	-	(1)	-	(1)	(820)
Insurance net claims	-	-	-	-	(163)
Impairment recoveries/(losses)	11	-	-	11	(39)

Profit before tax	20	7	-	27	413
Gain on disposal before recycling of reserves	-	-	57	-	57
Recycled reserves	-	-	(1,076)	-	(1,076)

Operating profit/(loss) before tax	20	7	(1,019)	27	(606)
Tax on profit/(loss)	(4)	(3)	-	(7)	(88)

Profit/(loss) after tax	16	4	(1,019)	20	(694)

Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	5	6	-	11	(12)

Profit/(loss) from discontinued operations, net of tax	21	10	(1,019)	31	(706)

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

13. Discontinued operations and assets and liabilities of disposal groups (continued)

	30 June 2011			31 March 2011 £m	31 December 2010 £m
	Sempra	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	155	155	126	184
Loans and advances to banks	316	28	344	612	651
Loans and advances to customers	82	1,405	1,487	3,579	5,013
Debt securities and equity shares	13	3	16	32	20
Derivatives	505	20	525	2,917	5,148
Settlement balances	157	-	157	157	555
Property, plant and equipment	2	15	17	766	18
Other assets	50	423	473	585	704

Discontinued operations and other disposal groups	1,125	2,049	3,174	8,774	12,293
Assets acquired exclusively with a view to disposal	-	233	233	218	191

	1,125	2,282	3,407	8,992	12,484

Liabilities of disposal groups
Deposits by banks	6	80	86	485	266
Customer accounts	57	1,831	1,888	1,976	2,267
Derivatives	480	18	498	2,963	5,042
Settlement balances	505	-	505	452	907
Other liabilities	145	94	239	481	925

Discontinued operations and other disposal groups	1,193	2,023	3,216	6,357	9,407
Liabilities acquired exclusively with a view to disposal	-	21	21	19	21

	1,193	2,044	3,237	6,376	9,428

The Group substantially completed the disposal of the RBS Sempra Commodities JV in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser. They comprise substantially all of its residual assets at 30 June 2011, 31 March 2011 and 31 December 2010 with the other assets and liabilities of disposal groups including project finance assets to be sold to The Bank of Tokyo-Mitsubishi UFJ, Ltd and Non-Core interests in Latin America and the Middle East.

Notes (continued)

14. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	64,351				64,351
Loans and advances to banks
- reverse repos	36,120	-	-	5,853				41,973
- other	21,733	-	-	31,400				53,133
Loans and advances to customers
- reverse repos	43,641	-	-	12,521				56,162
- other	19,971	1,038	-	458,553		10,010		489,572
Debt securities	118,169	213	118,668	6,595				243,645
Equity shares	21,873	1,049	2,029	-				24,951
Settlement balances	-	-	-	24,566				24,566
Derivatives (5)	394,872							394,872
Intangible assets							14,592	14,592
Property, plant and equipment							17,357	17,357
Deferred tax							6,245	6,245
Prepayments, accrued income and other assets	-	-	-	1,160			9,983	11,143
Assets of disposal groups							3,407	3,407

	656,379	2,300	120,697	604,999		10,010	51,584	1,445,969

Liabilities
Deposits by banks
- repos	19,898	-			15,483			35,381
- other	28,177	-			43,396			71,573
Customer accounts
- repos	57,716	-			31,106			88,822
- other	16,043	5,566			407,094			428,703
Debt securities in issue	10,474	42,395			160,928			213,797
Settlement balances	-	-			22,905			22,905
Short positions	56,106	-						56,106
Derivatives (5)	387,809							387,809
Accruals, deferred income and other liabilities	-	-			1,541	467	22,057	24,065
Retirement benefit liabilities					-		2,239	2,239
Deferred tax					-		2,092	2,092
Insurance liabilities					-		6,687	6,687
Subordinated liabilities	-	1,092			25,219			26,311
Liabilities of disposal groups							3,237	3,237

	576,223	49,053			707,672	467	36,312	1,369,727

Equity								76,242

								1,445,969

For the notes to this table refer to page 94.

Notes (continued)

14. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 March 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	59,591				59,591
Loans and advances to banks
- reverse repos	39,838	-	-	5,310				45,148
- other	26,377	6	-	32,921				59,304
Loans and advances to customers
- reverse repos	49,007	-	-	11,504				60,511
- other	17,540	1,053	-	465,673		9,882		494,148
Debt securities	113,139	332	111,128	6,785				231,384
Equity shares	19,134	1,051	2,027	-				22,212
Settlement balances	-	-	-	23,006				23,006
Derivatives (5)	361,048							361,048
Intangible assets							14,409	14,409
Property, plant and equipment							15,846	15,846
Deferred tax							6,299	6,299
Prepayments, accrued income and other assets	-	-	-	1,381			9,974	11,355
Assets of disposal groups							8,992	8,992

	626,083	2,442	113,155	606,171		9,882	55,520	1,413,253

Liabilities
Deposits by banks
- repos	24,204	-			15,411			39,615
- other	25,234	-			38,595			63,829
Customer accounts
- repos	59,246	-			31,186			90,432
- other	13,704	4,933			409,837			428,474
Debt securities in issue	9,383	43,681			162,904			215,968
Settlement balances	-	-			21,394			21,394
Short positions	50,065	-						50,065
Derivatives (5)	360,625							360,625
Accruals, deferred income and other liabilities	-	-			1,560	476	21,033	23,069
Retirement benefit liabilities					-		2,257	2,257
Deferred tax					-		2,094	2,094
Insurance liabilities					-		6,754	6,754
Subordinated liabilities	-	1,064			25,451		-	26,515
Liabilities of disposal groups							6,376	6,376

	542,461	49,678			706,338	476	38,514	1,337,467

Equity								75,786

								1,413,253

For the notes to this table refer to page 94.

Notes (continued)

14. Financial instruments (continued)

Classification (continued)
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives (5)	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives (5)	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities	-	1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

14. Financial instruments (continued)

Reclassifications
There were no reclassifications in 2011 or 2010.

Financial instruments carried at fair value
Refer to Note 12 Financial instruments - valuation of the Group’s 2010 Form 20-F for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.
	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	2,321	2,178	2,443
Credit derivative product companies (CDPCs)	532	445	490
Other counterparties	1,719	1,629	1,714

	4,572	4,252	4,647
Bid-offer, liquidity and other reserves	2,572	2,931	2,797

	7,144	7,183	7,444

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Key points

30 June 2011 compared with 31 March 2011
•	The increase in monoline CVA primarily reflected higher exposure, due to lower prices of underlying reference instruments, and wider credit spreads.

•
CDPC CVA increased due to higher exposure resulting from wider credit spreads of the underlying reference loans and bonds. This was partially offset by a decrease in the relative value of senior tranches compared with the underlying reference portfolios.

•
The CVA held against exposures to other counterparties increased over the period due to several factors including changes in credit spreads and counterparty exposures due to market moves, together with the impact of counterparty rating downgrades.

•	The decrease in bid-offer, liquidity and other reserves primarily reflects Non-Core de-risking.

Notes (continued)

14. Financial instruments (continued)

Valuation reserves (continued)

Key points (continued)

30 June 2011 compared with 31 December 2010
•	Monoline CVA decreased primarily driven by a reduction in exposure due to higher prices of underlying reference instruments and sterling strengthening against the US dollar.

•	CDPC CVA was higher primarily due to an increase in the estimated cost of hedging expected underlying portfolio default losses in excess of the capital available in each vehicle.

•
The CVA held against exposures to other counterparties was stable over the period with the impact of several factors offsetting including changes in credit spreads and counterparty exposures due to market moves, together with the impact of realised defaults and counterparty rating downgrades.

•	The decrease in bid-offer, liquidity and other reserves primarily reflects Non-Core de-risking.

Own credit
Cumulative own credit adjustment	Debt securities in issue £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m

30 June 2011	1,933	377	2,310	434	2,744
31 March 2011	1,566	372	1,938	447	2,385
31 December 2010	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn

30 June 2011	52.9	1.1	54.0
31 March 2011	53.1	1.1	54.2
31 December 2010	51.2	1.1	52.3

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy

	30 June 2011
					Level 3 sensitivity (6)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	36.1	-	36.1	-	-	-
- collateral	20.7	-	20.7	-	-	-
- other	1.1	-	0.5	0.6	70	(60)

	57.9	-	57.3	0.6	70	(60)

Loans and advances to customers
- reverse repos	43.5	-	43.5	-	-	-
- collateral	15.8	-	15.8	-	-	-
- other	5.3	-	4.8	0.5	30	(30)

	64.6	-	64.1	0.5	30	(30)

Debt securities
- government	139.8	125.0	14.8	-	-	-
- MBS (1)	56.2	-	55.6	0.6	30	(20)
- CDOs (2)	3.4	-	0.9	2.5	170	(30)
- CLOs (3)	5.0	-	3.6	1.4	110	(30)
- other ABS (4)	4.3	-	3.2	1.1	90	(30)
- corporate	8.0	-	7.6	0.4	40	(40)
- financial institutions	20.0	3.1	16.3	0.6	30	(50)
- other	0.3	-	0.3	-	-	-

	237.0	128.1	102.3	6.6	470	(200)

Equity shares	25.0	21.7	2.1	1.2	210	(240)

Derivatives
- foreign exchange	72.7	-	71.9	0.8	30	(30)
- interest rate	284.1	0.3	282.7	1.1	60	(60)
- equities and commodities	5.7	-	5.5	0.2	-	-
- credit	32.4	-	29.9	2.5	510	(130)

	394.9	0.3	390.0	4.6	600	(220)

Total	779.4	150.1	615.8	13.5	1,380	(750)

Proportion	100%	19.3%	79.0%	1.7%

Of which
Core	742.7	148.7	587.8	6.2
Non-Core	36.7	1.4	28.0	7.3

Total	779.4	150.1	615.8	13.5

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2011				31 December 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	39.8	-	39.8	-	38.2	-	38.2	-
- collateral	25.3	-	25.3	-	25.1	-	25.1	-
- other	1.1	-	0.4	0.7	1.0	-	0.6	0.4

	66.2	-	65.5	0.7	64.3	-	63.9	0.4

Loans and advances to customers
- reverse repos	49.0	-	49.0	-	41.1	-	41.1	-
- collateral	12.8	-	12.8	-	14.4	-	14.4	-
- other	5.8	-	5.3	0.5	6.6	-	6.2	0.4

	67.6	-	67.1	0.5	62.1	-	61.7	0.4

Debt securities
- government	135.0	117.2	17.8	-	123.9	110.2	13.7	-
- MBS (1)	53.3	-	52.9	0.4	50.2	-	49.5	0.7
- CDOs (2)	3.3	-	0.9	2.4	3.4	-	1.0	2.4
- CLOs (3)	5.5	-	3.4	2.1	5.7	-	3.6	2.1
- other ABS (4)	4.8	-	3.6	1.2	5.4	-	4.0	1.4
- corporate	6.8	-	6.7	0.1	6.2	-	5.9	0.3
- financial institutions	15.4	0.1	14.3	1.0	15.4	0.1	14.0	1.3
- other	0.5	-	0.5	-	0.2	-	0.2	-

	224.6	117.3	100.1	7.2	210.4	110.3	91.9	8.2

Equity shares	22.2	18.6	2.6	1.0	22.2	18.4	2.8	1.0

Derivatives
- foreign exchange	73.6	-	73.5	0.1	83.3	-	83.2	0.1
- interest rate	259.0	0.2	257.4	1.4	311.7	1.7	308.3	1.7
- equities and commodities	5.7	-	5.2	0.5	5.2	0.1	4.9	0.2
- credit - APS (5)	0.1	-	-	0.1	0.6	-	-	0.6
- credit - other	22.6	-	20.0	2.6	26.3	-	23.2	3.1

	361.0	0.2	356.1	4.7	427.1	1.8	419.6	5.7

Total	741.6	136.1	591.4	14.1	786.1	130.5	639.9	15.7

Proportion	100%	18.4%	79.7%	1.9%	100%	16.6%	81.4%	2.0%

Of which
Core	714.0	134.9	572.6	6.5	754.2	129.4	617.6	7.2
Non-Core	27.6	1.2	18.8	7.6	31.9	1.1	22.3	8.5

Total	741.6	136.1	591.4	14.1	786.1	130.5	639.9	15.7

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

The following table details AFS assets included within total assets on page 97.

	30 June 2011
					Level 3 Sensitivity (6)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- government	65.5	59.5	6.0	-	-	-
- MBS (1)	33.7	-	33.4	0.3	20	(10)
- CDOs (2)	2.0	-	0.5	1.5	90	(10)
- CLOs (3)	4.2	-	3.4	0.8	50	(10)
- other ABS (4)	3.4	-	2.4	1.0	50	(30)
- corporate	1.9	-	1.9	-	-	-
- financial institutions	8.0	0.2	7.8	-	-	-

	118.7	59.7	55.4	3.6	210	(60)
Equity shares	2.0	0.3	1.3	0.4	70	(80)

Total	120.7	60.0	56.7	4.0	280	(140)

Of which
Core	111.3	59.5	50.8	1.0
Non-Core	9.4	0.5	5.9	3.0

Total	120.7	60.0	56.7	4.0

	31 March 2011				31 December 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	58.4	51.3	7.1	-	59.4	53.0	6.4	-
- MBS (1)	33.0	-	32.8	0.2	31.5	-	31.1	0.4
- CDOs (2)	1.9	-	0.5	1.4	2.0	-	0.6	1.4
- CLOs (3)	4.4	-	3.2	1.2	5.0	-	3.5	1.5
- other ABS (4)	3.6	-	2.5	1.1	4.0	-	2.9	1.1
- corporate	1.8	-	1.8	-	1.4	-	1.4	-
- financial institutions	8.0	0.1	7.9	-	7.8	0.1	7.7	-

	111.1	51.4	55.8	3.9	111.1	53.1	53.6	4.4
Equity shares	2.0	0.3	1.4	0.3	2.0	0.3	1.4	0.3

Total	113.1	51.7	57.2	4.2	113.1	53.4	55.0	4.7

Of which
Core	103.7	51.4	51.4	0.9	103.0	52.8	49.2	1.0
Non-Core	9.4	0.3	5.8	3.3	10.1	0.6	5.8	3.7

Total	113.1	51.7	57.2	4.2	113.1	53.4	55.0	4.7

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2011
					Level 3 Sensitivity (6)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	19.9	-	19.9	-	-	-
- collateral	25.5	-	25.5	-	-	-
- other	2.7	-	2.7	-	-	-

	48.1	-	48.1	-	-	-

Customer accounts
- repos	57.7	-	57.7	-	-	-
- collateral	11.1	-	11.1	-	-	-
- other	10.5	-	10.4	0.1	50	(50)

	79.3	-	79.2	0.1	50	(50)

Debt securities in issue	52.9	-	50.6	2.3	110	(90)

Short positions	56.1	44.2	11.1	0.8	20	(60)

Derivatives
- foreign exchange	78.0	-	77.6	0.4	20	(20)
- interest rate	269.7	0.2	269.2	0.3	20	(30)
- equities and commodities	9.2	-	8.6	0.6	10	(10)
- credit - APS (5)	0.1	-	-	0.1	500	(220)
- credit - other	30.8	-	29.7	1.1	40	(100)

	387.8	0.2	385.1	2.5	590	(380)

Subordinated liabilities	1.1	-	1.1	-	-	-

Total	625.3	44.4	575.2	5.7	770	(580)

Proportion	100%	7.1%	92.0%	0.9%

Of which
Core	606.8	44.4	558.6	3.8
Non-Core	18.5	-	16.6	1.9

Total	625.3	44.4	575.2	5.7

For the notes to this table refer to page 101.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2011				31 December 2010
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	24.2	-	24.2	-	20.6	-	20.6	-
- collateral	23.6	-	23.6	-	26.6	-	26.6	-
- other	1.6	-	1.6	-	1.6	-	1.6	-

	49.4	-	49.4	-	48.8	-	48.8	-

Customer accounts
- repos	59.2	-	59.2	-	53.0	-	53.0	-
- collateral	8.5	-	8.5	-	10.4	-	10.4	-
- other	10.1	-	10.0	0.1	8.8	-	8.7	0.1

	77.8	-	77.7	0.1	72.2	-	72.1	0.1

Debt securities in issue	53.1	-	50.5	2.6	51.2	-	49.0	2.2

Short positions	50.1	40.4	8.8	0.9	43.1	35.0	7.3	0.8

Derivatives
- foreign exchange	79.0	-	78.7	0.3	89.4	0.1	89.3	-
- interest rate	250.5	0.1	249.9	0.5	299.2	0.2	298.0	1.0
- equities and commodities	9.4	-	8.7	0.7	10.1	0.1	9.6	0.4
- credit	21.7	-	21.4	0.3	25.3	-	25.0	0.3

	360.6	0.1	358.7	1.8	424.0	0.4	421.9	1.7

Subordinated liabilities	1.1	-	1.1	-	1.1	-	1.1	-

Total	592.1	40.5	546.2	5.4	640.4	35.4	600.2	4.8

Proportion	100%	6.9%	92.2%	0.9%	100%	5.5%	93.7%	0.8%

Of which
Core	581.1	40.5	536.2	4.4	626.1	35.4	586.9	3.8
Non-Core	11.0	-	10.0	1.0	14.3	-	13.3	1.0

Total	592.1	40.5	546.2	5.4	640.4	35.4	600.2	4.8

Notes:
(1)	Mortgage-backed securities.
(2)	Collateralised debt obligations.
(3)	Collateralised loan obligations.
(4)	Asset-backed securities.
(5)	Asset Protection Scheme.
(6)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. The level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

Notes (continued)

14. Financial instruments (continued)

Valuation hierarchy (continued)

30 June 2011 compared with 31 March 2011
•
Total assets carried at fair value increased by £37.8 billion to £779.4 billion. This principally reflected interest rate and credit derivatives (£34.9 billion) due to changes in market parameters and the effect of Non-Core hedging trades respectively and increases in government and US agency debt securities in GBM (£9.4 billion).

•
Total liabilities carried at fair value increased by £33.2 billion to £625.3 billion mainly in interest rate and credit derivatives (£28.3 billion) reflecting market parameter changes as well as increases in GBM’s sovereign short positions (£6.0 billion).

•	Level 3 assets decreased by £0.6 billion largely due to bond disposals. The APS derivative was a liability at 30 June 2011 compared with an asset of £81 million at 31 March 2011.

•	Level 3 liabilities increased by £0.3 billion primarily in Non-Core’s credit derivatives.

30 June 2011 compared with 31 December 2010
•
Total assets carried at fair value decreased by £6.7 billion in the period to £779.4 billion, with a decrease in derivatives of £32.2 billion mainly reflecting changes in market parameters and netting arrangements. This was partly offset by an increase in debt securities of £26.6 billion primarily reflecting GBM’s HFT sovereign bond holdings.

•
Total liabilities carried at fair value decreased by £15.1 billion to £625.3 billion, with a decrease in derivatives of £36.2 billion partly offset by increases in short positions (£13.0 billion) in GBM and, financial institution repos and other customer balances (£7.1 billion).

•
Level 3 assets decreased by £2.2 billion mainly reflecting bond disposals and transfers to level 2 based on improved observability. The APS derivative asset of £550 million at 31 December 2010 decreased to a liability of £87 million at 30 June 2011.

•	Level 3 liabilities have increased by £0.9 billion, primarily derivatives.

•	There were no significant transfers between level 1 and 2.

•
Favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments at 30 June 2011 were £2,150 million (31 December 2010 - £2,600 million) and £1,330 million (31 December 2010 - £2,180 million) respectively. These total sensitivities are an aggregation of portfolio level sensitivities and hence do not reflect the correlation between some of the sensitivities.

•
Net losses of £1.4 billion on level 3 derivative assets held at 30 June 2011 included:
•  the decrease in APS credit derivative (£0.6 billion);
•  Non-Core: relating to monolines, CDPCs and other exotic products in Structured Credit Products and other areas (£0.5 billion); and
•  GBM: various small amounts across businesses (£0.3 billion).

Notes (continued)

14. Financial instruments (continued)

Movement in level 3 portfolios

	1 January 2011	Gains or losses (1)	Transfers in/(out) of level 3	Purchases and issues	Sales and settlements	FX (2)	30 June 2011	Gains/(losses) relating to instruments held at 30 June 2011
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	843	75	182	67	(78)	(15)	1,074	83
Debt securities	3,784	121	(466)	957	(1,339)	(21)	3,036	(15)
Equity shares	716	(6)	83	39	(50)	2	784	(10)
Derivatives	5,737	(1,356)	96	541	(418)	(4)	4,596	(1,422)

	11,080	(1,166)	(105)	1,604	(1,885)	(38)	9,490	(1,364)

AFS:
Debt securities	4,379	143	(624)	97	(368)	6	3,633	(92)
Equity shares	279	31	112	7	(14)	(7)	408	4

	4,658	174	(512)	104	(382)	(1)	4,041	(88)

Total	15,738	(992)	(617)	1,708	(2,267)	(39)	13,531	(1,452)

Liabilities
Deposits	84	17	(8)	-	-	1	94	17
Debt securities in issue	2,203	29	(255)	578	(345)	42	2,252	36
Short positions	776	(201)	67	195	(55)	-	782	(200)
Derivatives	1,740	(176)	208	1,131	(382)	10	2,531	(118)
Other	1	-	-	-	-	-	1	-

Total	4,804	(331)	12	1,904	(782)	53	5,660	(265)

Notes:
(1)	Net gains/(losses) recognised in the income statement and statement of comprehensive income during the period were (£921) million and £260 million respectively.
(2)	Foreign exchange movements.

Notes (continued)

15. Available-for-sale financial assets
The Q2 2011 movement in available-for-sale financial assets reflects the movement of £733 million losses on Greek government bonds and a £109 million related interest rate hedge adjustment to profit or loss from available-for-sale reserves. Offsetting this partially were realised gains from routine portfolio management in Group Treasury of £153 million, Non-Core of £31 million and UK Corporate of £16 million. In addition, unrealised gains on securities increased by £781 million in the quarter, primarily in relation to high quality sovereign bonds.

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(2,063)	(2,037)	(1,527)	(2,037)	(1,755)
Unrealised gains	781	162	119	943	647
Realised losses/(gains)	626	(197)	20	429	(127)
Tax	(370)	9	(55)	(361)	(208)
Recycled to profit or loss on disposal of businesses (1)	-	-	(16)	-	(16)

At end of period	(1,026)	(2,063)	(1,459)	(1,026)	(1,459)

Note:
(1)	Net of tax - £6 million credit.

As a result of the deterioration in Greece’s fiscal position and the announcement of the proposals to restructure Greek government debt, an impairment loss of £733 million has been recorded in respect of Greek government bonds, along with £109 million related interest rate hedge adjustments. Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group’s sovereign exposures to these countries were not considered impaired at 30 June 2011.

16. Contingent liabilities and commitments

	30 June 2011			31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	27,090	1,703	28,793	26,849	3,156	30,005	28,859	2,242	31,101
Other contingent liabilities	11,883	296	12,179	11,407	469	11,876	11,833	421	12,254

	38,973	1,999	40,972	38,256	3,625	41,881	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	233,795	16,493	250,288	236,096	18,460	254,556	245,425	21,397	266,822
Other commitments	1,141	2,315	3,456	953	2,494	3,447	1,560	2,594	4,154

	234,936	18,808	253,744	237,049	20,954	258,003	246,985	23,991	270,976

Total contingent liabilities and commitments	273,909	20,807	294,716	275,305	24,579	299,884	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

17. Litigation and Investigations

Litigation
As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Group and its members are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this note (excluding the sub-heading “Summary of other disputes, legal proceedings and litigation”), neither RBS nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBS is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBS and/or the Group taken as a whole.

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in class actions filed in the United States District Court for the Southern District of New York. There are parallel proceedings involving holders of RBS preferred shares (the “Preferred Shares litigation”) and holders of American Depository Receipts (the “ADR claims”).

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933. The putative class is composed of all persons who purchased or otherwise acquired the Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint.  Briefing on this motion is expected to be completed by September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the Securities Exchange Act of 1934 on behalf of all persons who purchased or otherwise acquired the Group US American Depositary Receipts (“ADRs”) between 1 March 2007 and 19 January 2009. There is a motion pending to consolidate these cases, as well as various motions for appointment of lead plaintiff and counsel.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and Investigations

Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include purported class action suits and actions by individual purchasers of securities. The cases involve the issuance of mortgage backed securities and/or collateralised debt obligations for more than $35 billion of securities issued by over one hundred securitisation trusts.  Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of such securities contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

In many of these actions, the Group has contractual rights to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer), but certain of those indemnity rights may prove effectively unenforceable where the issuers or originators are defunct or otherwise unable to perform.

Certain other institutional investors have threatened to assert claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims.

With respect to all of the mortgage-backed securities related claims, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS NV for $270 million. This is a clawback action similar to claims filed against six other institutions in December. RBS NV (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS NV received $71 million in redemptions from the feeder funds and $200 million from its swap counterparties while RBS NV ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. The Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously. The Group cannot predict the outcome of the claim at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and investigations (continued)

Unarranged overdraft charges
In the US, Citizens Financial Group, in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class action claims filed in the US with respect to the setting of US dollar LIBOR. The complaints are substantially similar and allege, through various means, that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating US dollar LIBOR and prices of US dollar LIBOR-based derivatives in various markets. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. The Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations
The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and investigations (continued)

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (“EC”) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency of bank fees. The Group cannot predict the outcome of these actions at this stage and  is unable reliably to estimate the effect, if any, that these may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited.

Visa’s cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

Notes (continued)

17. Litigation and investigations (continued)

Multilateral interchange fees (continued)
In the UK, the Office of Fair Trading (“OFT”) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector. Accordingly, the Group is unable reliably to estimate the effect, if any, which these investigations may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, on 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. On 24 March 2011, the CC made a final order with a commencement date of 6 April 2011. The key measures will come into force in October 2011 and April 2012.

The Financial Services Authority (FSA) conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its  final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. The application was heard in January 2011. On 20 April 2011 the High Court issued judgment in favour of the FSA and the FOS.  The BBA announced on 9 May 2011 that it would not appeal that judgment. The Group supports this position. The Group has recorded an additional provision of £850 million in the second quarter of 2011, supplementing its existing provision of approximately £100 million.

Notes (continued)

17. Litigation and investigations (continued)

Payment Protection Insurance (continued)
The Group has now reached agreement with the FSA on a process for implementation of the FSA’s policy statement and for the future handling of PPI complaints to ensure that redress is offered to any customers identified as having suffered detriment.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (“PCAs”) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs (formerly Bankers’ Automated Clearing Services), the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board has led on producing standards and guidance to be included in a revised Lending Code published on 31 March 2011. The OFT will continue to monitor the market and will consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the Independent Commission on Banking. The OFT intends to conduct a more comprehensive review of the market in 2012.

Notes (continued)

17. Litigation and investigations (continued)

Personal current accounts (continued)
On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Equity underwriting
On 6 August 2010, the OFT launched a market study into equity underwriting and related services. The OFT looked at the way that the market works and in particular: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. On 27 January 2011 the OFT published its market study report.  The OFT decided not to refer the market to the CC (this decision was confirmed on 17 May 2011 following a public consultation) but identified certain concerns around the level of equity underwriting fees. The OFT therefore identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market.  It is not possible to estimate with any certainty what effect this development and any related developments may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (“ICB”). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as “too big to fail”. The ICB reports to the Cabinet Committee on Banking Reform and will issue a final report on 12 September 2011. The interim report published on 11 April 2011 (the “Interim Report”) set out the ICB’s provisional views on possible reforms and sought responses to those views.  Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition.  The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences.

Notes (continued)

17. Litigation and investigations (continued)

Independent Commission on Banking (continued)
The Group has responded to the Interim Report and set out its views on the reform options outlined in that Report. The Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. Prior to the publication of a final report by the ICB it is not possible to estimate the effect of the ICB’s report and recommendations upon the Group but they could have a negative impact on its consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (“DoJ”) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. At the joint request of the DoJ and RBS NV, in order to allow RBS NV sufficient time to fulfil its obligations, the U.S. District Court, on 6 April 2011, extended the duration of the DPA until 31 December 2011. Upon satisfaction of the conditions of the DPA within that period the matter will be fully resolved. Failure to comply with the terms of the DPA during this period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.’s operations, any of which could have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from the Group employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests. The Group is fully co-operating with this investigation.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and the Group is co-operating.

Notes (continued)

17. Litigation and investigations (continued)

Securitisation and collateralised debt obligation business (continued)
Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. The Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business.  The investigation is ongoing and the Group is cooperating.  It is difficult to predict the potential exposure from this investigation.

In September 2010, RBS subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS and its subsidiaries are co-operating with these various investigations and requests. At this stage it is not possible to estimate the effect of the matters discussed in this section headed “Securitisation and collateralised debt obligation business” upon the Group, if any.

US mortgages
The Group’s Global Banking & Markets N.A. (“GBM N.A.”), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (“RMBS”). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (“GSEs”) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two and a half year period ended 30 June 2011, GBM N.A. has received approximately US$48 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Notes (continued)

17. Litigation and investigations (continued)

US mortgages (continued)
Citizens Financial Group (CFG) has not been an issuer or underwriter of non-agency RMBS. However, CFG is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, CFG makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. During the two and a half year period ended 30 June 2011, CFG has received approximately US$28.7 million in repurchase demands in respect of loans originated. However, repurchase demands presented to CFG are subject to challenge and, to date, CFG has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, CFG has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

LIBOR
The Group has received requests from various regulators, including the US Commodity Futures Trading Commission, the US Department of Justice and the European Commission, seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. The Group is co-operating with these investigations and is keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBS and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date. The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

17. Litigation and investigations (continued)

Other investigations (continued)
On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order (“the Order”) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in the United States in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse impact on the Group’s business, results of operations or value of the Securities.

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBS and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. The Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBS and its subsidiaries are co-operating fully with this investigation.

In the United States, RBS and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBS and its subsidiaries are co-operating with these various requests for information and investigations. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including Collateralised Debt Obligations (CDOs).

Notes (continued)

18. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
RBS and RBS plc's long-term and short-term ratings have remained unchanged in the quarter. On 9 March 2011, Standard & Poor's affirmed the A+ counterparty rating of RBS plc and upgraded its standalone credit profile to a- from bbb+. The agency highlighted that they expect RBS plc's standalone credit profile to move toward the A+ counterparty rating by 2012 if continued progress is made, following the strategic plan. The counterparty rating contains 2 notches of uplift to account for the systemic importance of the Group. On 29 June 2011, Fitch affirmed the AA- Issuer Default Rating of RBS plc and RBS and also upgraded the individual rating to C from C/D.  Fitch noted the significant progress RBS made in implementing its strategic plan and improving its funding and liquidity profile.  Further to this, on 20 July 2011 Fitch changed its individual rating methodology for financial institutions, moving from an 'A to E' scale to a viability rating on a more familiar scale (aaa, aa+ etc).  It was announced that RBS plc had an assigned viability rating of bbb. On 24 May 2011 Moody's placed the long term rating of RBS and several of its primary operating subsidiaries on review for possible downgrade following Moody's reassessment of extraordinary levels of systemic support in its ratings of UK financial institutions. This review is due to conclude following the publication of the final Independent Commission on Banking report in September.

Gender equality in insurance contracts
On 1 March 2011, the European Court of Justice (ECJ) upheld a ruling that insurers are no longer allowed to use gender as a rating factor across the insurance industry. This will have a significant impact on the insurance industry in calculating premiums and determining benefits. The Group is currently working through the findings, and any consequences arising will be rectified by December 2012 in line with the ruling from the ECJ. At this stage, while it is not possible reliably to estimate the impact which the ECJ's ruling may have on the Group's financial position or profitability, it is not expected to be material.

Notes (continued)

19. Related party transactions
Related party transactions in the half year ended 30 June 2011 were similar in nature to those for the year ended 31 December 2010.

Full details of the Group’s related party transactions for the year ended 31 December 2010 are included in the Group’s 2010 Form 20-F.

20. Post balance sheet events
There have been no significant events between 30 June 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk and balance sheet management

Key terms and acronyms used in this section are defined in the glossary of terms.

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s risk asset ratios calculated in accordance with Financial Services Authority (FSA) definitions are set out below.

	30 June 2011	31 March 2011	31 December 2010
Risk-weighted assets (RWAs)	£bn	£bn	£bn

Credit risk	366.1	367.9	385.9
Counterparty risk	66.1	62.8	68.1
Market risk	58.6	69.5	80.0
Operational risk	37.9	37.9	37.1

	528.7	538.1	571.1
Benefit of Asset Protection Scheme	(95.2)	(98.4)	(105.6)

	433.5	439.7	465.5

Risk asset ratio	%	%	%

Core Tier 1	11.1	11.2	10.7
Tier 1	13.5	13.5	12.9
Total	14.4	14.5	14.0

Key points
•	Credit and counterparty risk RWAs increased by £1.5 billion in Q2 2011 principally driven by a change in risk parameters and business movements.

•	Market risk RWAs decreased by £10.9 billion in Q2 2011 reflecting de-risking of the Non-Core portfolio and a reduction in trading VaR in both GBM and Non-Core.

•	The APS benefit decreased by £3.2 billion, reflecting asset reductions, partially offset by adverse changes in risk parameters principally related to Ireland.

•	The Core Tier 1 ratio remained strong at 11.1%.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

The Group’s capital resources in accordance with FSA definitions were as follows:

	30 June 2011	31 March 2011	31 December 2010
Composition of regulatory capital	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,000	69,332	70,388
Non-controlling interests	1,498	1,710	1,719
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,592)	(14,409)	(14,448)
- unrealised losses on available-for-sale (AFS) debt securities	1,103	2,125	2,061
- reserves arising on revaluation of property and unrealised gains on AFS equities	(76)	(62)	(25)
- reallocation of preference shares and innovative securities	(548)	(548)	(548)
- other regulatory adjustments*	(1,014)	(379)	(1,097)
Less excess of expected losses over provisions net of tax	(2,156)	(2,385)	(1,900)
Less securitisation positions	(2,404)	(2,410)	(2,321)
Less APS first loss	(3,810)	(3,936)	(4,225)

Core Tier 1 capital	48,001	49,038	49,604
Preference shares	5,372	5,380	5,410
Innovative Tier 1 securities	4,564	4,561	4,662
Tax on the excess of expected losses over provisions	777	860	758
Less material holdings	(327)	(291)	(310)

Total Tier 1 capital	58,387	59,548	60,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	76	62	25
Collective impairment provisions	715	750	778
Perpetual subordinated debt	1,858	1,845	1,852
Term subordinated debt	15,697	16,334	16,745
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,933)	(3,245)	(2,658)
Less securitisation positions	(2,404)	(2,410)	(2,321)
Less material holdings	(327)	(291)	(310)
Less APS first loss	(3,810)	(3,936)	(4,225)

Total Tier 2 capital	8,883	9,120	9,897

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,176)	(3,988)	(3,962)
- other investments	(354)	(330)	(318)
Other deductions	(419)	(422)	(452)

Deductions from total capital	(4,949)	(4,740)	(4,732)

Total regulatory capital	62,321	63,928	65,289

* Includes reduction for own liabilities carried at fair value	(1,112)	(863)	(1,182)

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Movement in Core Tier 1 capital	£m

At 1 January 2011	49,604
Attributable loss net of movement in fair value of own debt	(209)
Foreign currency reserves	(384)
Increase in capital deductions including APS first loss	(285)
Other movements	312

At 31 March 2011	49,038
Attributable loss net of movement in fair value of own debt	(1,146)
Foreign currency reserves	80
Decrease in non-controlling interests	(212)
Decrease in capital deductions including APS first loss	361
Other movements	(120)

At 30 June 2011	48,001

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
30 June 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	42.2	-	-	7.3	49.5	(10.7)	38.8
UK Corporate	71.2	-	-	6.7	77.9	(19.3)	58.6
Wealth	10.9	-	0.1	1.9	12.9	-	12.9
Global Transaction Services	13.9	-	-	4.9	18.8	-	18.8
Ulster Bank	33.9	0.5	0.1	1.8	36.3	(7.6)	28.7
US Retail & Commercial	49.6	0.8	-	4.4	54.8	-	54.8

Retail & Commercial	221.7	1.3	0.2	27.0	250.2	(37.6)	212.6
Global Banking & Markets	51.2	31.4	40.9	15.5	139.0	(10.3)	128.7
Other	10.7	0.4	-	0.7	11.8	-	11.8

Core	283.6	33.1	41.1	43.2	401.0	(47.9)	353.1
Non-Core	79.7	33.0	17.5	(5.5)	124.7	(47.3)	77.4

Group before RFS MI	363.3	66.1	58.6	37.7	525.7	(95.2)	430.5
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	366.1	66.1	58.6	37.9	528.7	(95.2)	433.5

31 March 2011

UK Retail	43.0	-	-	7.3	50.3	(11.4)	38.9
UK Corporate	72.6	-	-	6.7	79.3	(21.5)	57.8
Wealth	10.6	-	0.1	1.9	12.6	-	12.6
Global Transaction Services	13.3	-	-	4.9	18.2	-	18.2
Ulster Bank	29.4	0.4	0.1	1.8	31.7	(7.4)	24.3
US Retail & Commercial	48.4	0.8	-	4.4	53.6	-	53.6

Retail & Commercial	217.3	1.2	0.2	27.0	245.7	(40.3)	205.4
Global Banking & Markets	51.0	32.0	48.0	15.5	146.5	(11.1)	135.4
Other	13.3	0.5	-	0.7	14.5	-	14.5

Core	281.6	33.7	48.2	43.2	406.7	(51.4)	355.3
Non-Core	83.6	29.1	21.3	(5.5)	128.5	(47.0)	81.5

Group before RFS MI	365.2	62.8	69.5	37.7	535.2	(98.4)	436.8
RFS MI	2.7	-	-	0.2	2.9	-	2.9

Group	367.9	62.8	69.5	37.9	538.1	(98.4)	439.7

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Basel 2.5 and Basel III impacts
The Basel Committee on Banking Supervision completed its review of and finalised the Basel III capital requirements for credit valuation adjustments (CVAs) with respect to counterparty risk in June 2011.  The review resulted in minor modifications to the text published in December 2010.  Indicative impacts of the major Basel 2.5 and Basel III proposals on the Group’s RWAs and Core Tier 1 ratio were disclosed in our 2010 Form 20-F and these remain unchanged.  The Group continues to make progress on the mitigation actions and develop further opportunities to optimise the outcome.

On 20 July 2011, the European Commission published a preliminary version of the Capital Requirements Directive (CRD) IV to implement the Basel III agreement within the EU.  The Group is assessing the impact of CRD IV on RWAs, capital and liquidity.

Funding and liquidity risk
The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to its liquidity management strategy. The Group’s businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the Group’s lending. It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group’s structural liquidity needs and in some cases achieves certain capital objectives.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

Funding sources
The table below shows the Group’s primary funding sources, excluding repurchase agreements.

	30 June 2011		31 March 2011		31 December 2010
	£m	%	£m	%	£m	%

Deposits by banks
- central banks	8,156	1.1	10,679	1.5	11,612	1.6
- cash collateral	25,524	3.5	23,594	3.2	28,074	3.8
- other	37,893	5.1	29,556	4.0	26,365	3.6

	71,573	9.7	63,829	8.7	66,051	9.0

Debt securities in issue
- commercial paper	22,369	3.0	24,216	3.3	26,235	3.5
- certificates of deposits	35,305	4.8	35,967	4.9	37,855	5.1
- medium-term notes (MTNs)	132,371	17.9	130,230	17.7	131,026	17.7
- covered bonds	6,972	0.9	6,850	0.9	4,100	0.6
- securitisations	16,780	2.3	18,705	2.6	19,156	2.6

	213,797	28.9	215,968	29.4	218,372	29.5
Subordinated liabilities	26,311	3.5	26,515	3.6	27,053	3.6

Debt securities in issue and subordinated liabilities	240,108	32.4	242,483	33.0	245,425	33.1

Wholesale funding	311,681	42.1	306,312	41.7	311,476	42.1

Customer deposits
- cash collateral	11,166	1.5	8,673	1.2	10,433	1.4
- other	417,537	56.4	419,801	57.1	418,166	56.5

Total customer deposits	428,703	57.9	428,474	58.3	428,599	57.9

Total funding	740,384	100.0	734,786	100.0	740,075	100.0

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

Short-term wholesale funding	173.5	166.3	157.5
Of which - bank deposits	67.0	60.3	62.5
- other	106.5	106.0	95.0

Short-term wholesale funding excluding derivative collateral	148.0	142.7	129.4
Of which - bank deposits	41.5	36.7	34.4
- other	106.5	106.0	95.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

Key points
•	Customer deposits remained stable in absolute terms at £428.7 billion and as a proportion of total funding at 58%.

•
The proportion of funding from customer deposits, excluding cash collateral, remained broadly stable at 56.4% at 30 June 2011 compared with 31 December 2010 and reduced slightly from 57.1% at 31 March 2011 reflecting a net £5.4 billion increase in wholesale funding in Q2 2011.

•
Short-term wholesale funding excluding derivative collateral and bank deposits increased from £95.0 billion at 31 December 2010 to £106.0 billion at 31 March 2011 and increased marginally to £106.5 billion at 30 June 2011. The £11.0 billion increase in the first quarter of 2011 was primarily due to the inclusion of MTNs issued under the Credit Guarantee Scheme (CGS) maturing through to Q2 2012.

•
Short-term wholesale funding excluding derivative collateral increased from £129.4 billion at 31 December 2010 to £142.7 billion at 31 March 2011 and £148.0 billion at 30 June 2011, due primarily to the inclusion of CGS MTNs as discussed above.

The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	%

30 June 2011
Less than 1 year	56,868	49,174	-	43	106,085	399	106,484	44.3
1-3 years	788	33,366	1,114	18	35,286	1,962	37,248	15.6
3-5 years	13	19,028	3,154	33	22,228	8,316	30,544	12.7
More than 5 years	5	30,803	2,704	16,686	50,198	15,634	65,832	27.4

	57,674	132,371	6,972	16,780	213,797	26,311	240,108	100.0

31 March 2011
Less than 1 year	59,533	45,530	-	105	105,168	826	105,994	43.7
1-3 years	634	34,046	1,105	16	35,801	2,247	38,048	15.7
3-5 years	11	22,242	1,326	34	23,613	7,217	30,830	12.7
More than 5 years	5	28,412	4,419	18,550	51,386	16,225	67,611	27.9

	60,183	130,230	6,850	18,705	215,968	26,515	242,483	100.0

31 December 2010
Less than 1 year	63,371	30,589	-	88	94,048	964	95,012	38.7
1-3 years	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2

	64,090	131,026	4,100	19,156	218,372	27,053	245,425	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repos) which are not reflected in the following tables.

			Half year ended 30 June 2011			Half year ended 30 June 2010
	Quarter ended			Quarter ended
	30 June 2011	31 March 2011		30 June 2010	31 March 2010
	£m	£m	£m	£m	£m	£m

Public
- unsecured	1,808	3,277	5,085	1,882	3,976	5,858
- secured	2,211	2,652	4,863	1,030	-	1,030
Private
- unsecured	3,997	4,251	8,248	2,370	4,158	6,528

Gross issuance	8,016	10,180	18,196	5,282	8,134	13,416

The table below shows the original maturity of public long-term debt securities issued in the half years ended 30 June 2011 and 2010.

	2-3 years	3-4 years	5-10 years	> 10 years	Total
Half year ended 30 June 2011	£m	£m	£m	£m	£m

MTNs	904	1,407	1,839	935	5,085
Covered bonds	-	-	2,652	-	2,652
Securitisations	-	-	-	2,211	2,211

	904	1,407	4,491	3,146	9,948

% of total	9%	14%	45%	32%	100%

Half year ended 30 June 2010

MTNs	-	260	3,828	1,770	5,858
Covered bonds	-	1,030	-	-	1,030

	-	1,290	3,828	1,770	6,888

% of total	-	19%	55%	26%	100%

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: funding sources (continued)

The table below shows the currency breakdown of public and private long-term debt securities issued in the half years ended 30 June 2011 and 2010.

	GBP	EUR	USD	AUD	Other	Total
Half year ended 30 June 2011	£m	£m	£m	£m	£m	£m

Public
- MTNs	-	1,808	2,181	1,096	-	5,085
- covered bonds	-	2,652	-	-	-	2,652
- securitisations	258	1,293	660	-	-	2,211
Private	1,203	2,535	2,344	118	2,048	8,248

	1,461	8,288	5,185	1,214	2,048	18,196

% of total	8%	46%	28%	7%	11%	100%

Half year ended 30 June 2010

Public
- MTNs	1,260	2,923	1,427	-	248	5,858
- covered bonds	-	1,030	-	-	-	1,030
Private	448	4,552	846	68	614	6,528

	1,708	8,505	2,273	68	862	13,416

% of total	13%	63%	17%	1%	6%	100%

Key points
•	Gross term issuances in Q2 2011 were £8.0 billion, including £2.2 billion of securitisations with original maturity of greater than 10 years.

•	The Group has continued to diversify its funding mix with 46% of issuance denominated in euros, 28% in US dollars and 26% in other currencies.

•	The Group had completed £18 billion of its £23 billion 2011 issuance target by 30 June 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio.

	30 June 2011	31 March 2011	31 December 2010
Liquidity portfolio	£m	£m	£m

Cash and balances at central banks	59,010	58,936	53,661
Treasury bills	8,600	9,859	14,529
Central and local government bonds (1)
- AAA rated governments and US agencies (2)	47,999	40,199	41,435
- AA- to AA+ rated governments	1,399	1,408	3,744
- governments rated below AA	836	1,052	1,029
- local government	4,881	4,771	5,672
	55,115	47,430	51,880
Unencumbered collateral (3)
- AAA rated	18,335	21,328	17,836
- below AAA rated and other high quality assets	13,493	13,637	16,693
	31,828	34,965	34,529

Total liquidity portfolio	154,553	151,190	154,599

Notes:
(1)	Includes FSA eligible government bonds of £34.5 billion at 30 June 2011 (31 March 2011 - £30.1 billion; 31 December 2010 - £34.7 billion).
(2)	Includes AAA rated US government guaranteed and US government sponsored agencies.
(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group’s liquidity portfolio was £154.6 billion, an increase of £3.4 billion from 31 March 2011 and flat compared with the position at 31 December 2010. The Group increased its liquidity balances during the quarter given unsettled market conditions.

•	The strategic target of £150 billion is unchanged.

•
The liquidity portfolio is actively managed and as such its composition varies over time. Actions in H1 2011 to alter the maturity and currency mix resulted in a higher portfolio of cash and central bank balances compared with 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Net stable funding
The table below shows the Group’s net stable funding ratio (NSFR) estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding and equity. The Group’s NSFR will continue to be refined over time in line with regulatory developments.

	30 June 2011		31 March 2011		31 December 2010
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	76	76	76	76	76	76	100
Wholesale funding > 1 year	138	138	138	138	154	154	100
Wholesale funding < 1 year	174	-	168	-	157	-	-
Derivatives	388	-	361	-	424	-	-
Repurchase agreements	124	-	130	-	115	-	-
Deposits
- Retail and SME - more stable	168	151	171	154	172	155	90
- Retail and SME - less stable	25	20	26	21	51	41	80
- Other	236	118	231	116	206	103	50
Other (2)	117	-	112	-	98	-	-

Total liabilities and equity	1,446	503	1,413	505	1,453	529

Cash	64	-	60	-	57	-	-
Inter bank lending	53	-	59	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	87	4	83	4	89	4	5
- other eligible bonds	85	17	79	16	75	15	20
- other bonds	19	19	16	16	10	10	100
Debt securities < 1 year	53	-	53	-	43	-	-
Derivatives	395	-	361	-	427	-	-
Reverse repurchase agreements	98	-	106	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	143	93	145	94	65
- other	182	182	200	200	211	211	100
Customer loans and advances < 1 year
- retail loans	20	17	19	16	22	19	85
- other	143	72	132	66	125	63	50
Other (3)	102	102	102	102	96	96	100

Total assets	1,446	507	1,413	513	1,453	512

Undrawn commitments	250	13	255	13	267	13	5

Total assets and undrawn commitments	1,696	520	1,668	526	1,720	525

Net stable funding ratio		97%		96%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key point
•
The Group’s net stable funding ratio declined in Q1 2010 due to the roll down of CGS MTNs into wholesale funding maturing in less than one year. The ratio stabilised in Q2 2011 and we anticipate that the ratio will continue to improve in H2 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Loan deposit ratio and funding gap
The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group	Core	Group
	%	%	£bn

30 June 2011	114	96	61
31 March 2011	115	96	66
31 December 2010	117	96	74
30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131

Note:
(1)	Excludes repurchase agreements and bancassurance deposits at 31 March 2010, and loans are net of provisions.

Key points
•
The Group’s loan to deposit ratio improved by 300 basis points to 114% in the six months to 30 June 2011, including a 100 basis points improvement in the second quarter of 2011. The customer funding gap narrowed by £13 billion in the six months to 30 June 2011, including a £5 billion reduction in Q2 2011, primarily due to a reduction in Non-Core customer loans.

•	The loan to deposit ratio for the Group’s Core business has remained stable at 96% since December 2010.

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of market risk in the Group’s businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The table below shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates. In addition the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.
30 June 2011 £m

+ 100bp shift in yield curves	319
– 100bp shift in yield curves	(141)
Bear steepener	417
Bull flattener	(309)

Key points
•	The Group’s interest rate exposure remains slightly asset sensitive driven in part by changes to underlying business assumptions as rates rise.
•
The reported sensitivity will vary over time due to a number of factors such as changing market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Structural foreign currency exposures
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group’s structural foreign currency exposures.

	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

30 June 2011
US dollar	17,082	2	17,080	(1,827)	15,253	(3,920)	11,333
Euro	9,313	50	9,263	(733)	8,530	(2,416)	6,114
Other non-sterling	5,603	262	5,341	(4,340)	1,001	-	1,001

	31,998	314	31,684	(6,900)	24,784	(6,336)	18,448

31 December 2010
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	-	941

	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725

Note:
(1)	The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key point
•
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1,300 million (31 December 2010 - £1,200 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £1,200 million (31 December 2010 - £1,150 million) recognised in equity.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by industry and geography
The table below shows loans and advances to customers excluding reverse repos and assets of disposal groups.

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	6,574	1,507	8,081	5,650	1,514	7,164	6,781	1,671	8,452
Finance	47,545	5,038	52,583	47,797	7,559	55,356	46,910	7,651	54,561
Residential mortgages	144,400	5,509	149,909	142,920	5,678	148,598	140,359	6,142	146,501
Personal lending	32,224	3,229	35,453	32,362	3,482	35,844	33,581	3,891	37,472
Property	44,539	42,862	87,401	45,038	43,866	88,904	42,455	47,651	90,106
Construction	8,525	3,070	11,595	9,011	3,231	12,242	8,680	3,352	12,032
Manufacturing	24,068	6,293	30,361	24,621	6,295	30,916	25,797	6,520	32,317
Service industries and business activities
- retail, wholesale and repairs	22,123	2,598	24,721	22,185	2,802	24,987	21,974	3,191	25,165
- transport and storage	15,243	6,449	21,692	15,402	7,090	22,492	15,946	8,195	24,141
- health, education and recreation	16,707	1,547	18,254	16,391	1,460	17,851	17,456	1,865	19,321
- hotels and restaurants	8,028	1,452	9,480	8,090	1,452	9,542	8,189	1,492	9,681
- utilities	7,487	2,010	9,497	7,679	2,016	9,695	7,098	2,110	9,208
- other	25,128	4,966	30,094	22,876	5,892	28,768	24,464	5,530	29,994
Agriculture, forestry and fishing	3,791	123	3,914	3,741	130	3,871	3,758	135	3,893
Finance leases and instalment credit	8,353	7,920	16,273	8,061	8,119	16,180	8,321	8,529	16,850
Interest accruals	715	176	891	673	193	866	831	278	1,109

Gross loans	415,450	94,749	510,199	412,497	100,779	513,276	412,600	108,203	520,803
Loan impairment provisions	(8,621)	(12,006)	(20,627)	(8,287)	(10,841)	(19,128)	(7,740)	(10,315)	(18,055)

Net loans	406,829	82,743	489,572	404,210	89,938	494,148	404,860	97,888	502,748

Key points
•
Gross loans reduced by £10.6 billion in the first half of the year, of which £3.1 billion was in the second quarter, principally due to disposals and restructuring and run-offs in Non-Core, partially offset by increased mortgage lending in UK Retail.

•	Unsecured lending decreased in the first half of the year, predominantly in UK Retail.

•	Property lending decreased during the first half of the year in line with the continued focus on lower risk secured lending.

•	The decrease in transport and storage primarily reflects decreases in shipping and aviation.

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Loans and advances to customers by industry and geography (continued)
The table below analyses loans and advances to customers excluding reverse repos and assets of disposal groups by geography (by location of office).

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK
Central and local government	5,945	91	6,036	5,144	104	5,248	5,728	173	5,901
Finance	28,657	3,734	32,391	27,510	5,910	33,420	27,995	6,023	34,018
Residential mortgages	103,689	1,570	105,259	102,462	1,632	104,094	99,928	1,665	101,593
Personal lending	22,205	358	22,563	22,278	451	22,729	23,035	585	23,620
Property	36,584	27,182	63,766	36,419	28,322	64,741	34,970	30,492	65,462
Construction	6,839	2,104	8,943	7,271	2,282	9,553	7,041	2,310	9,351
Manufacturing	10,155	1,447	11,602	10,810	1,498	12,308	12,300	1,510	13,810
Service industries and business activities
- retail, wholesale and repairs	12,255	1,615	13,870	12,762	1,676	14,438	12,554	1,853	14,407
- transport and storage	7,905	3,844	11,749	8,354	4,390	12,744	8,105	5,015	13,120
- health, education and recreation	12,678	835	13,513	12,572	951	13,523	13,502	1,039	14,541
- hotels and restaurants	6,399	775	7,174	6,500	792	7,292	6,558	808	7,366
- utilities	3,418	908	4,326	3,705	1,088	4,793	3,101	1,035	4,136
- other	13,555	2,199	15,754	13,406	2,603	16,009	14,445	1,991	16,436
Agriculture, forestry and fishing	2,955	55	3,010	2,935	61	2,996	2,872	67	2,939
Finance leases and instalment credit	5,578	7,161	12,739	5,565	7,431	12,996	5,589	7,785	13,374
Interest accruals	365	21	386	371	48	419	415	98	513

	279,182	53,899	333,081	278,064	59,239	337,303	278,138	62,449	340,587

Europe
Central and local government	397	862	1,259	220	899	1,119	365	1,017	1,382
Finance	2,642	719	3,361	3,768	821	4,589	2,642	1,019	3,661
Residential mortgages	20,224	640	20,864	19,892	684	20,576	19,473	621	20,094
Personal lending	2,234	572	2,806	2,276	587	2,863	2,270	600	2,870
Property	5,483	12,790	18,273	5,304	12,711	18,015	5,139	12,636	17,775
Construction	1,163	864	2,027	1,246	851	2,097	1,014	873	1,887
Manufacturing	5,669	4,253	9,922	6,167	4,139	10,306	5,853	4,181	10,034
Service industries and business activities
- retail, wholesale and repairs	4,058	767	4,825	4,074	847	4,921	4,126	999	5,125
- transport and storage	5,330	970	6,300	4,932	1,013	5,945	5,625	1,369	6,994
- health, education and recreation	1,373	445	1,818	1,383	355	1,738	1,442	496	1,938
- hotels and restaurants	1,065	597	1,662	1,051	556	1,607	1,055	535	1,590
- utilities	1,536	654	2,190	1,425	591	2,016	1,412	623	2,035
- other	4,807	1,850	6,657	3,246	2,286	5,532	3,877	2,050	5,927
Agriculture, forestry and fishing	789	68	857	774	69	843	849	68	917
Finance leases and instalment credit	264	620	884	265	688	953	370	744	1,114
Interest accruals	135	98	233	76	85	161	143	101	244

	57,169	26,769	83,938	56,099	27,182	83,281	55,655	27,932	83,587

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Loans and advances to customers by industry and geography (continued)

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	164	15	179	169	38	207	263	53	316
Finance	9,820	444	10,264	9,635	495	10,130	9,522	587	10,109
Residential mortgages	20,020	3,093	23,113	20,084	3,243	23,327	20,548	3,653	24,201
Personal lending	6,315	2,299	8,614	6,327	2,444	8,771	6,816	2,704	9,520
Property	2,228	1,626	3,854	2,574	1,768	4,342	1,611	3,318	4,929
Construction	445	68	513	420	63	483	442	78	520
Manufacturing	6,113	64	6,177	5,614	80	5,694	5,459	143	5,602
Service industries and business activities
- retail, wholesale and repairs	4,644	144	4,788	4,366	199	4,565	4,264	237	4,501
- transport and storage	1,725	1,297	3,022	1,723	1,337	3,060	1,786	1,408	3,194
- health, education and recreation	2,396	107	2,503	2,319	138	2,457	2,380	313	2,693
- hotels and restaurants	455	71	526	487	90	577	486	136	622
- utilities	960	27	987	1,001	32	1,033	1,117	53	1,170
- other	4,195	425	4,620	3,809	465	4,274	4,042	577	4,619
Agriculture, forestry and fishing	25	-	25	26	-	26	31	-	31
Finance leases and instalment credit	2,456	-	2,456	2,188	-	2,188	2,315	-	2,315
Interest accruals	179	57	236	179	59	238	183	73	256

	62,140	9,737	71,877	60,921	10,451	71,372	61,265	13,333	74,598

RoW
Central and local government	68	539	607	117	473	590	425	428	853
Finance	6,426	141	6,567	6,884	333	7,217	6,751	22	6,773
Residential mortgages	467	206	673	482	119	601	410	203	613
Personal lending	1,470	-	1,470	1,481	-	1,481	1,460	2	1,462
Property	244	1,264	1,508	741	1,065	1,806	735	1,205	1,940
Construction	78	34	112	74	35	109	183	91	274
Manufacturing	2,131	529	2,660	2,030	578	2,608	2,185	686	2,871
Service industries and business activities
- retail, wholesale and repairs	1,166	72	1,238	983	80	1,063	1,030	102	1,132
- transport and storage	283	338	621	393	350	743	430	403	833
- health, education and recreation	260	160	420	117	16	133	132	17	149
- hotels and restaurants	109	9	118	52	14	66	90	13	103
- utilities	1,573	421	1,994	1,548	305	1,853	1,468	399	1,867
- other	2,571	492	3,063	2,415	538	2,953	2,100	912	3,012
Agriculture, forestry and fishing	22	-	22	6	-	6	6	-	6
Finance leases and instalment credit	55	139	194	43	-	43	47	-	47
Interest accruals	36	-	36	47	1	48	90	6	96

	16,959	4,344	21,303	17,413	3,907	21,320	17,542	4,489	22,031

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL and PPL

The table below analyses the Group's risk elements in lending (REIL) and potential problem loans (PPL) and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	9,229	7,812	17,041	9,175	7,147	16,322	8,575	7,835	16,410
- Overseas	6,326	16,268	22,594	5,932	15,878	21,810	4,936	14,355	19,291

	15,555	24,080	39,635	15,107	23,025	38,132	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,487	583	2,070	1,545	752	2,297	1,434	939	2,373
- Overseas	415	230	645	366	246	612	262	262	524

	1,902	813	2,715	1,911	998	2,909	1,696	1,201	2,897

Total REIL	17,457	24,893	42,350	17,018	24,023	41,041	15,207	23,391	38,598
PPL (3)	354	127	481	324	202	526	473	160	633

Total REIL and PPL	17,811	25,020	42,831	17,342	24,225	41,567	15,680	23,551	39,231

REIL as a % of gross loans and advances (4)	4.2%	26.1%	8.3%	4.1%	23.0%	7.9%	3.7%	20.7%	7.3%
Provisions as a % of REIL	50%	48%	49%	49%	45%	47%	51%	44%	47%

Notes:
(1)	Loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Key points
•	REIL increased by £3.8 billion in the first half of the year and by £1.3 billion in the second quarter, predominantly in Non-Core and Ulster Bank.

•
Ulster Bank (Core and Non-Core) was the predominant contributor to the increase in REIL with an increase of £3.2 billion, principally property lending (commercial real estate up £2.2 billion and mortgages up £0.4 billion).

•
Ulster Bank (Core and Non-Core) provision coverage ratio increased to 51% from 44% at 31 December 2010 reflecting provisions relating to development land in the second quarter following re-assessment of collateral values. This contributed to the higher Group provision coverage ratio at 30 June 2011, which now stands at 49% compared with 47% at the year end and at 31 March 2011.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the half year ended 30 June 2011.

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231
Intra-group transfers	369	(369)	-	-	-	-	369	(369)	-
Currency translation and other adjustments	68	98	166	1	4	5	69	102	171
Additions	3,119	2,866	5,985	305	152	457	3,424	3,018	6,442
Transfers	137	39	176	(137)	(39)	(176)	-	-	-
Disposals, restructurings and repayments	(1,342)	(1,426)	(2,768)	(318)	(75)	(393)	(1,660)	(1,501)	(3,161)
Amounts written-off	(540)	(576)	(1,116)	-	-	-	(540)	(576)	(1,116)

At 31 March 2011	17,018	24,023	41,041	324	202	526	17,342	24,225	41,567
Intra-group transfers	12	(12)	-	-	-	-	12	(12)	-
Currency translation and other adjustments	111	376	487	(5)	(1)	(6)	106	375	481
Additions	2,492	3,094	5,586	137	22	159	2,629	3,116	5,745
Transfers	21	20	41	(21)	(20)	(41)	-	-	-
Disposals, restructurings and repayments	(1,719)	(2,272)	(3,991)	(81)	(76)	(157)	(1,800)	(2,348)	(4,148)
Amounts written-off	(478)	(336)	(814)	-	-	-	(478)	(336)	(814)

At 30 June 2011	17,457	24,893	42,350	354	127	481	17,811	25,020	42,831

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231
Intra-group transfers	381	(381)	-	-	-	-	381	(381)	-
Currency translation and other adjustments	179	474	653	(4)	3	(1)	175	477	652
Additions	5,611	5,960	11,571	442	174	616	6,053	6,134	12,187
Transfers	158	59	217	(158)	(59)	(217)	-	-	-
Disposals, restructurings and repayments	(3,061)	(3,698)	(6,759)	(399)	(151)	(550)	(3,460)	(3,849)	(7,309)
Amounts written-off	(1,018)	(912)	(1,930)	-	-	-	(1,018)	(912)	(1,930)

At 30 June 2011	17,457	24,893	42,350	354	127	481	17,811	25,020	42,831

Disposals, restructurings and repayments include £1,569 million of transfers to the performing book in H1 2011.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Restructuring and forbearance
Corporate loan restructuring completed during H1 2011 was £1.0 billion.

During H1 2011, the flow of mortgage loans subject to forbearance arrangements in UK Retail was £289 million representing 0.3% of the book. In Ulster Bank £1.8 billion (31 December 2010 - £1.2 billion) of mortgage loans were subject to forbearance arrangements at 30 June 2011, 78% of these arrangements are in the performing book.

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	Quarter ended
	30 June 2011				31 March 2011			30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,416	10,842	-	19,258	7,866	10,316	18,182	7,397	9,430	16,827
Transfers to disposal groups	-	9	-	9	-	(9)	(9)	-	(38)	(38)
Intra-group transfers	-	-	-	-	177	(177)	-	-	-	-
Currency translation and other adjustments	33	145	-	178	56	95	151	(309)	(66)	(375)
Disposals	-	-	11	11	-	-	-	-	(17)	(17)
Amounts written-off	(504)	(474)	-	(978)	(514)	(438)	(952)	(562)	(2,122)	(2,684)
Recoveries of amounts previously written-off	41	126	-	167	39	80	119	59	21	80
Charge to income statement
- continued	810	1,427	-	2,237	852	1,046	1,898	1,096	1,383	2,479
- discontinued	-	-	(11)	(11)	-	-	-	-	-	-
Unwind of discount	(44)	(68)	-	(112)	(60)	(71)	(131)	(48)	(58)	(106)

At end of period	8,752	12,007	-	20,759	8,416	10,842	19,258	7,633	8,533	16,166

	Half year ended
	30 June 2011				30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	-	-	-	-
Currency translation and other adjustments	89	240	-	329	(279)	119	-	(160)
Disposals	-	-	11	11	-	(17)	(2,152)	(2,169)
Amounts written-off	(1,018)	(912)	-	(1,930)	(1,063)	(2,718)	-	(3,781)
Recoveries of amounts previously written-off	80	206	-	286	104	46	-	150
Charge to income statement
- continuing	1,662	2,473	-	4,135	2,046	3,035	-	5,081
- discontinued	-	-	(11)	(11)	-	-	42	42
Unwind of discount	(104)	(139)	-	(243)	(96)	(117)	-	(213)

At end of period	8,752	12,007	-	20,759	7,633	8,533	-	16,166

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Movement in loan impairment provisions (continued)

Key points
•
Ulster Bank (Core and Non-Core) was the main contributor to impairment losses with a total half year charge of £2.5 billion (Core - £0.7 billion; Non-Core - £1.8 billion), 61% of the total Group impairment charge of £4.1 billion. The Ulster Bank (Core and Non-Core) charge includes the impact of a re-assessment of collateral values relating to development land.

•	The other main contributor to the Q2 2011 Non-Core impairment charge was impairments in respect of a small number of large corporates.

•	Provision balance has increased by £2.6 billion in the first half of 2011 from £18.2 billion to £20.8 billion, as impairments are running twice the rate of write-offs.

Impairment provisions on loans and advances

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,568	786	2,354	1,583	963	2,546	1,653	997	2,650
Collectively assessed	4,510	1,100	5,610	4,375	1,112	5,487	4,139	1,157	5,296
Individually assessed	2,543	10,120	12,663	2,329	8,766	11,095	1,948	8,161	10,109

Customer loans	8,621	12,006	20,627	8,287	10,841	19,128	7,740	10,315	18,055
Bank loans	131	1	132	129	1	130	126	1	127

Total provisions	8,752	12,007	20,759	8,416	10,842	19,258	7,866	10,316	18,182

% of loans (1)	2.1%	12.6%	4.0%	2.0%	10.4%	3.7%	1.9%	9.1%	3.4%

Note:
(1)	Customer provisions as a percentage of gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Impairment charge
	Quarter ended
	30 June 2011			31 March 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	(16)	(172)	(188)	(116)	9	(107)
Collectively assessed	465	126	591	584	136	720
Individually assessed	361	1,473	1,834	384	901	1,285

Customer loans	810	1,427	2,237	852	1,046	1,898
Securities - sovereign debt impairment and related interest rate hedge adjustments	842	-	842	-	-	-
Securities - other	43	(16)	27	20	29	49

Charge to income statement	1,695	1,411	3,106	872	1,075	1,947

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	6.0%	1.8%	0.8%	4.0%	1.5%

	Half year ended
	30 June 2011			30 June 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	(132)	(163)	(295)	(69)	24	(45)
Collectively assessed	1,049	262	1,311	1,249	344	1,593
Individually assessed	745	2,374	3,119	866	2,667	3,533

Customer loans	1,662	2,473	4,135	2,046	3,035	5,081
Securities - sovereign debt impairment and related interest rate hedge adjustments	842	-	842	-	-	-
Securities - other	63	13	76	22	59	81

Charge to income statement	2,567	2,486	5,053	2,068	3,094	5,162

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	5.2%	1.6%	1.0%	4.8%	1.8%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Key points
•
Non-Core latent loss in Q2 2011 principally reflects the release of Ulster Bank’s provision relating to development land booked in Q1 2011, substituted with individually assessed impairment charge in Q2 2011.

•	The H1 2011 impairment charge was marginally lower than for H1 2010. The decrease in loan impairments of £0.9 billion was substantially offset by impairments of AFS Greek sovereign bonds.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities

The table below analyses debt securities by issuer and measurement classification with short positions netted against debt securities. However such netting is not reflected in the Group’s balance sheet under IFRS.

	Central and local government
	UK	US	Other	Financial institutions	ABS	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m

30 June 2011
Held-for-trading (HFT)	8,035	14,608	51,434	12,099	25,636	6,357	118,169
DFV	1	-	192	10	1	9	213
Available-for-sale	11,399	16,600	37,546	7,951	43,207	1,965	118,668
Loans and receivables	11	-	-	367	5,813	404	6,595

	19,446	31,208	89,172	20,427	74,657	8,735	243,645
Short positions (HFT)	(3,864)	(15,841)	(25,064)	(5,450)	(1,041)	(2,134)	(53,394)

	15,582	15,367	64,108	14,977	73,616	6,601	190,251

Available-for-sale
Gross unrealised gains	363	474	422	71	1,300	62	2,692
Gross unrealised losses	(3)	-	(119)	(29)	(3,179)	(6)	(3,336)

31 March 2011
Held-for-trading	5,422	19,079	51,792	7,461	23,907	5,478	113,139
DFV	1	-	199	16	114	2	332
Available-for-sale	8,474	15,621	34,325	7,988	42,884	1,836	111,128
Loans and receivables	11	-	-	391	5,951	432	6,785

	13,908	34,700	86,316	15,856	72,856	7,748	231,384
Short positions (HFT)	(4,852)	(12,715)	(22,463)	(3,421)	(1,014)	(2,684)	(47,149)

	9,056	21,985	63,853	12,435	71,842	5,064	184,235

Available-for-sale
Gross unrealised gains	207	202	346	38	1,102	65	1,960
Gross unrealised losses	(24)	(44)	(820)	(31)	(3,201)	(33)	(4,153)

31 December 2010
Held-for-trading	5,097	15,956	43,224	7,548	21,988	5,056	98,869
DFV	1	-	262	16	119	4	402
Available-for-sale	8,377	17,890	33,122	7,849	42,515	1,377	111,130
Loans and receivables	11	-	-	419	6,203	446	7,079

	13,486	33,846	76,608	15,832	70,825	6,883	217,480
Short positions (HFT)	(4,200)	(11,398)	(18,909)	(3,622)	(1,335)	(1,553)	(41,017)

	9,286	22,448	57,699	12,210	69,490	5,330	176,463

Available-for-sale
Gross unrealised gains	349	341	700	60	1,057	88	2,595
Gross unrealised losses	(10)	(1)	(618)	(32)	(3,396)	(40)	(4,097)

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

Key points
•
Held-for-trading bonds increased in H1 2011 by £19.3 billion, with increases in G10 and Australian government bonds. The increase in asset-backed securities (ABS) included £4.1 billion in GBM Mortgage trading primarily in US agency pass-through notes, reflecting strong investor appetite.

•
The Group has continued to add to its liquidity resources through the purchase of around £7.5 billion of top quality AFS government bonds during Q2 2011. These purchases for the Group’s liquidity portfolio have been focussed in the highest quality securities and most liquid markets. The growth in these liquidity reserves provides the Group with an opportunity to manage market risk and improve returns.

The table below analyses debt securities by issuer and external ratings.

	Central and local government
	UK	US	Other	Financial institutions	ABS	Corporate	Total	% of total
	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2011
AAA	19,446	31,208	55,063	7,759	55,669	435	169,580	70
AA to AA+	-	-	5,290	3,300	5,668	678	14,936	6
A to AA-	-	-	23,843	5,191	3,991	1,797	34,822	14
BBB- to A-	-	-	3,229	1,848	3,501	2,442	11,020	5
Non-investment grade	-	-	1,687	931	4,579	2,340	9,537	4
Unrated	-	-	60	1,398	1,249	1,043	3,750	1

	19,446	31,208	89,172	20,427	74,657	8,735	243,645	100

31 March 2011
AAA	13,908	34,700	51,272	2,701	52,867	171	155,619	67
AA to AA+	-	-	6,428	3,341	7,031	640	17,440	7
A to AA-	-	-	22,778	4,832	3,187	1,366	32,163	14
BBB- to A-	-	-	3,351	1,897	3,799	1,883	10,930	5
Non-investment grade	-	-	1,946	1,300	4,805	3,413	11,464	5
Unrated	-	-	541	1,785	1,167	275	3,768	2

	13,908	34,700	86,316	15,856	72,856	7,748	231,384	100

31 December 2010
AAA	13,486	33,846	44,784	3,084	51,235	153	146,588	67
AA to AA+	-	-	18,025	3,261	6,335	554	28,175	13
A to AA-	-	-	9,138	4,352	3,244	1,141	17,875	8
BBB- to A-	-	-	2,843	1,489	3,385	1,869	9,586	5
Non-investment grade	-	-	1,766	2,245	4,923	2,311	11,245	5
Unrated	-	-	52	1,401	1,703	855	4,011	2

	13,486	33,846	76,608	15,832	70,825	6,883	217,480	100

Key points
•	The proportion of AAA rated debt securities increased to 70% primarily due to a move towards higher quality government bonds as well as demand for US agency pass-through notes.

•	Non-investment grade and unrated bonds were 5% of the portfolio compared with 7% at the end of Q1 2011 and 2010 year end.

Risk and balance sheet management (continued)

Risk management: Credit risk:  Asset-backed securities

	RMBS (1)
	G10 government	Covered bond	Prime	Non- conforming	Sub-prime	CMBS (2)	CDOs (3)	CLOs (4)	Other ABS	Total
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	34,399	7,345	4,835	1,587	295	1,991	389	2,116	2,712	55,669
AA to AA+	1,401	381	451	96	138	435	539	1,356	871	5,668
A to AA-	144	385	239	76	280	1,238	389	448	792	3,991
BBB- to A-	-	61	138	301	86	398	171	582	1,764	3,501
Non-investment grade	-	-	758	727	308	408	1,900	259	219	4,579
Unrated	-	-	108	23	101	14	97	484	422	1,249

	35,944	8,172	6,529	2,810	1,208	4,484	3,485	5,245	6,780	74,657

31 March 2011
AAA	32,067	7,200	4,140	1,684	273	1,922	424	2,269	2,888	52,867
AA to AA+	1,547	475	653	96	218	744	565	1,617	1,116	7,031
A to AA-	-	197	118	73	246	979	358	345	871	3,187
BBB- to A-	-	157	162	299	84	390	185	578	1,944	3,799
Non-investment grade	-	-	760	917	246	439	1,847	344	252	4,805
Unrated	-	-	25	28	143	2	76	673	220	1,167

	33,614	8,029	5,858	3,097	1,210	4,476	3,455	5,826	7,291	72,856

31 December 2010
AAA	28,835	7,107	4,355	1,754	317	2,789	444	2,490	3,144	51,235
AA to AA+	1,529	357	147	144	116	392	567	1,786	1,297	6,335
A to AA-	-	408	67	60	212	973	296	343	885	3,244
BBB- to A-	-	-	82	316	39	500	203	527	1,718	3,385
Non-investment grade	-	-	900	809	458	296	1,863	332	265	4,923
Unrated	-	-	196	52	76	-	85	596	698	1,703

	30,364	7,872	5,747	3,135	1,218	4,950	3,458	6,074	8,007	70,825

Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligations.

For analyses of ABS by geography and measurement classification, refer to Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, gross and net of tax, for countries exceeding £0.5 billion, together with the total of those individually less than £0.5 billion.

	30 June 2011						31 March 2011					31 December 2010
	Central and local government	ABS	Other (1)	Total	AFS reserves (gross)	AFS reserves (net)	Central and local government	ABS	Other (1)	Total	AFS reserves (net)	Central and local government	ABS	Other (1)	Total	AFS reserves (net)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	16,600	20,707	521	37,828	131	265	15,670	20,961	731	37,362	(133)	17,890	20,872	763	39,525	(116)
UK	11,399	4,286	2,066	17,751	182	(148)	8,500	4,134	2,052	14,686	(134)	8,377	4,002	2,284	14,663	(106)
Germany	14,218	1,160	477	15,855	(38)	(35)	12,584	1,298	500	14,382	(217)	10,649	1,360	535	12,544	(35)
Netherlands	5,323	7,366	782	13,471	(66)	40	3,977	7,096	774	11,847	(8)	3,469	6,773	713	10,955	(59)
France	5,503	628	1,171	7,302	(36)	(22)	4,195	579	1,000	5,774	(42)	5,912	575	900	7,387	33
Spain	91	7,018	51	7,160	(1,243)	(921)	91	6,912	78	7,081	(863)	88	6,773	157	7,018	(939)
Japan	4,240	-	6	4,246	1	1	4,204	-	3	4,207	-	4,354	-	82	4,436	-
Australia	-	599	2,141	2,740	(17)	(20)	-	467	2,421	2,888	(27)	-	486	1,586	2,072	(34)
Singapore	1,144	-	213	1,357	-	-	798	-	206	1,004	-	649	-	209	858	-
Italy	955	240	16	1,211	(105)	(79)	928	238	24	1,190	(67)	906	243	24	1,173	(86)
Supranational	-	-	960	960	26	25	-	-	489	489	4	-	-	459	459	6
Denmark	694	-	206	900	(3)	(3)	690	-	251	941	(7)	629	-	172	801	2
India	642	-	175	817	(8)	(5)	657	-	156	813	(3)	548	-	139	687	2
Belgium	770	36	8	814	(52)	(39)	742	35	8	785	(32)	763	34	53	850	(34)
Greece	733	-	-	733	-	-	936	-	-	936	(476)	895	-	-	895	(517)
Switzerland	535	-	173	708	12	10	749	-	161	910	8	657	-	156	813	11
Austria	283	162	150	595	(34)	(27)	267	50	143	460	(19)	274	51	151	476	(20)
Sweden	79	257	253	589	-	-	77	250	219	546	-	30	269	165	464	-
Hong Kong	544	-	1	545	-	-	797	-	12	809	-	905	-	8	913	-
South Korea	129	271	-	400	1	1	229	383	-	612	1	261	429	-	690	(2)
Republic of Ireland	93	160	128	381	(100)	(75)	101	161	375	637	(67)	104	177	408	689	(74)
Other	1,570	317	418	2,305	(91)	(71)	2,228	320	221	2,769	(43)	2,029	471	262	2,762	(93)

	65,545	43,207	9,916	118,668	(1,440)	(1,103)	58,420	42,884	9,824	111,128	(2,125)	59,389	42,515	9,226	111,130	(2,061)

Note:
(1)	Relates to financial institutes and corporates.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives

The Group's derivative assets by internal grading scale and residual maturity are set out below. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.

		30 June 2011
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total	31 March 2011 Total	31 December 2010 Total
		£m	£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	23,480	10,823	16,883	114,941	190,904	357,031	323,302	408,489
AQ2	0.034% - 0.048%	648	154	366	1,666	2,766	5,600	5,365	2,659
AQ3	0.048% - 0.095%	1,523	461	741	3,293	4,890	10,908	10,780	3,317
AQ4	0.095% - 0.381%	776	138	429	2,434	2,847	6,624	6,349	3,391
AQ5	0.381% - 1.076%	602	164	251	2,290	3,626	6,933	6,396	4,860
AQ6	1.076% - 2.153%	1,574	57	121	963	880	3,595	3,991	1,070
AQ7	2.153% - 6.089%	194	25	55	511	1,287	2,072	1,880	857
AQ8	6.089% - 17.222%	3	1	10	108	532	654	786	403
AQ9	17.222% - 100%	20	10	24	192	240	486	995	450
AQ10	100%	184	7	36	468	274	969	1,204	1,581

		29,004	11,840	18,916	126,866	208,246	394,872	361,048	427,077
Counterparty mtm netting							(323,455)	(290,462)	(330,397)
Cash collateral held against derivative exposures							(27,500)	(25,363)	(31,096)
Net exposure							43,917	45,223	65,584

At 30 June 2011, the Group also held collateral in the form of securities of £4.2 billion (31 March 2011 - £3.3 billion; 31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group’s derivatives by type of contract.

	30 June 2011		31 March 2011		31 December 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Contract type	£m	£m	£m	£m	£m	£m

Interest rate contracts	283,966	269,638	259,006	250,515	311,731	299,209
Exchange rate contracts	72,682	78,095	73,552	79,045	83,253	89,375
Credit derivatives	32,507	30,877	22,704	21,689	26,872	25,344
Equity and commodity contracts	5,717	9,199	5,786	9,376	5,221	10,039

	394,872	387,809	361,048	360,625	427,077	423,967

Key points

30 June 2011 compared with 31 March 2011
•	Net exposure, after taking account of position and collateral netting arrangements reduced marginally in Q2 2011, despite an increase in derivative carrying values.

•
Interest rate contracts increased due to lower over-the-counter contract compression trades, reductions in interest rate yields and depreciation of sterling against the euro. This was partially offset by the effect of the appreciation of sterling against the US dollar. All major five year interest rate indices (sterling, euro, and US dollar), moved down, decreasing by approximately 45, 26, and 39 basis points respectively.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Key points (continued)

30 June 2011 compared with 31 March 2011 (continued)
•	Exchange rate contracts decreased due to the trading fluctuations and movements in forward rates and volume.

•
Credit derivative fair values increased by £9.8 billion, primarily as a result of de-risking of Non-Core where hedging trades resulted in higher assets and liabilities. Widening credit spreads also contributed to the increase in Non-Core.

30 June 2011 compared with 31 December 2010
•	Net exposure, after taking account of position and collateral netting arrangements, reduced by 33%, primarily reflecting reductions in derivative carrying values.

•
The main driver of the £28 billion decrease in interest rate assets reflected greater use of over-the-counter contract compression trades during H1 2011 overall and appreciation of sterling against the US dollar, as the majority of interest rate contracts are US dollar denominated. This was partially offset by a reduction in clearing house netting, downward shifts in US interest rate yields and increased net new business.

•	Exchange rate contracts decreased due to trading fluctuations and movements in forward rates and volume.

•
Credit derivatives increased by £5.6 billion, primarily as a result of de-risking of Non-Core where hedging trades put in place in Q2 2011 resulted in higher assets and liabilities. Widening credit spreads also increased carrying values in Non-Core’s Structured Credit Products.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

The Group’s exposures to monolines and CDPCs by credit rating are summarised below, ratings are based on the lower of S&P and Moody’s. All of these exposures are in Non-Core.

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment (CVA)	Hedges	Net exposure
Monoline insurers	£m	£m	£m	£m	£m	£m

30 June 2011
A to AA-	5,547	4,936	611	166	-	445
Non-investment grade	7,079	4,047	3,032	2,155	68	809

	12,626	8,983	3,643	2,321	68	1,254

Of which:
CMBS	3,853	2,131	1,722	1,285
CDOs	1,086	230	856	596
CLOs	4,946	4,561	385	107
Other ABS	2,241	1,739	502	250
Other	500	322	178	83

	12,626	8,983	3,643	2,321

31 March 2011
A to AA-	5,759	5,121	638	194	-	444
Non-investment grade	8,123	5,246	2,877	1,984	69	824

	13,882	10,367	3,515	2,178	69	1,268

Of which:
CMBS	3,859	2,316	1,543	1,132
CDOs	1,092	245	847	569
CLOs	6,183	5,747	436	139
Other ABS	2,260	1,734	526	260
Other	488	325	163	78

	13,882	10,367	3,515	2,178

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

Key points

30 June 2011 compared with 31 March 2011
•	The gross exposure to monolines increased primarily due to lower prices of underlying reference instruments.

•	The CVA increased reflecting the increase in exposure and widened credit spreads.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

30 June 2011 compared with 31 December 2010
•
The exposure to monolines decreased primarily due to higher prices of underlying reference instruments.  The trades with monolines are predominantly US dollar denominated.  The strengthening of sterling against the US dollar further decreased the exposure.

•	The CVA decreased on a total basis, with a reduction in exposure but partially offset by the impact of wider credit spreads.

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
CDPCs	£m	£m	£m	£m	£m
30 June 2011
AAA	205	205	-	-	-
A to AA-	622	607	15	4	11
Non-investment grade	19,724	18,759	965	427	538
Unrated	3,927	3,712	215	101	114

	24,478	23,283	1,195	532	663

31 March 2011
AAA	206	206	-	-	-
A to AA-	623	607	16	5	11
Non-investment grade	19,686	18,793	893	362	531
Unrated	3,964	3,772	192	78	114

	24,479	23,378	1,101	445	656

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Key points

30 June 2011 compared with 31 March 2011
•
Exposure to CDPCs increased primarily driven by wider credit spreads on the underlying reference loans and bonds, partially offset by a decrease in the relative value of senior tranches compared with that of underlying reference portfolios.

•	The CVA increased in line with the increased exposure.

30 June 2011 compared with 31 December 2010
•
Exposure to CDPCs reduced, primarily driven by a decrease in the relative value of senior tranches compared with that of the underlying reference portfolios. This was partially offset by wider credit spreads on the underlying reference instruments. The trades with CDPCs are predominantly US and Canadian dollar denominated. The strengthening of sterling against these currencies also contributed to the decrease in exposure.

•
The increase in CVA was primarily driven by an increase in the estimated cost of hedging expected underlying portfolio default losses in excess of the capital available in each vehicle. The level of CVA on CDPC exposures is estimated by reference to cost of hedging as above and recent market events affecting CDPCs, including commutation activity.

Risk and balance sheet management (continued)

Risk management: Credit risk: Cross border exposures

Cross border exposures consist of loans and advances gross of provisions and other financial instruments, such as debt securities and derivatives, including non-local currency claims of overseas on local residents. The geographical analysis is basedon the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposure to local residents in local currency.

The table below sets out the Group’s cross border exposures greater than 0.5% of the Group’s total assets at 30 June 2011. Short positions have been netted against cross border exposures. However such netting is not reflected in the Group’s balance sheet under IFRS. None of these countries have experienced repayment difficulties that have so far required restructuring of outstanding debt. On 21 July 2011 proposals to restructure Greek government debt were announced by the Heads of State or Government of the Euro area and EU institutions.  These proposals include a voluntary programme of debt exchange and a buyback plan developed by the Greek government.

	30 June 2011						31 December 2010
	Government	Banks	Other	Total	Short positions	Net of short positions	Government	Banks	Other	Total	Short positions	Net of short positions
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	22,912	9,721	39,259	71,892	19,484	52,408	21,201	14,382	36,813	72,396	14,240	58,156
France	18,905	18,956	6,635	44,496	6,069	38,427	17,293	16,007	6,756	40,056	4,285	35,771
Germany	21,741	6,595	8,320	36,656	5,391	31,265	22,962	6,276	10,467	39,705	4,685	35,020
Netherlands	4,303	5,186	11,778	21,267	1,287	19,980	2,900	3,055	10,824	16,779	951	15,828
Japan	5,421	7,789	5,777	18,987	3,336	15,651	7,983	6,962	7,542	22,487	409	22,078
Spain	1,247	4,911	11,242	17,400	2,402	14,998	1,401	4,248	11,589	17,238	1,357	15,881
Italy	8,501	1,671	1,846	12,018	5,337	6,681	6,409	1,083	2,188	9,680	3,183	6,497
Switzerland	4,313	4,024	3,309	11,646	18	11,628	4	1,714	2,944	4,662	12	4,650
Republic of Ireland	186	3,094	2,376	5,656	82	5,574	199	3,789	3,101	7,089	131	6,958

Set out below are cross border exposures for selected other eurozone countries:
Portugal	189	536	957	1,682	113	1,569	197	985	472	1,654	121	1,533
Greece	1,032	48	840	1,920	29	1,891	1,015	228	1,175	2,418	37	2,381

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk

Country exposures are managed under the Group's country risk framework. This includes active management of exposures that have either been identified as exhibiting signs of actual or potential stress using the Group's country watchlist process or where it is considered appropriate to actively control exposure levels.  Limit controls are applied on a risk-differentiated basis. Granular portfolio reviews are undertaken with a view to adjusting the risk profile and to align to the Group’s country risk appetite in light of the evolving economic and political developments.

A re-appraisal of sovereign default risk among the most vulnerable eurozone economies has resulted in intensified management responses. This included frequent, comprehensive and detailed reviews of exposures to each of these countries, including increased vigilance in counterparty monitoring, leading to several divestments and limit reductions to ensure the Group’s exposure remains within defined risk appetite. Exposure to Irish banks for example is now less than half of the exposure in Q4 2008.

In addition to the macroeconomic and strategic analysis in the regular country risk control process, the Group has undertaken sovereign-related stress tests and a series of broad thematic reviews of possible high-impact scenarios related to the eurozone crisis, with potential impact and mitigating actions. Investigated themes include sovereign debt restructuring, various eurozone break-up scenarios and a re-examination of potential financial sector support given ongoing public finance and political pressures. These reviews combine operational analysis with strategic commentary to develop detailed contingency plans and identify potential business opportunities.

A dynamic limit setting methodology was introduced with an automatic reduction of trading limits upon evidence of reduced liquidity or increased CDS spreads. This approach has resulted in an effective reduction in sovereign issuer risk limits for the vulnerable eurozone countries.

The table below shows the Group’s exposure in terms of credit risk assets, to countries where the exposure to counterparties domiciled in that country exceeded £1 billion and where the country had an external rating of A+ or below from Standard & Poor’s, Moody’s or Fitch at 30 June 2011, and selected other countries. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

Further details for selected eurozone countries are provided in Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

	Lending
	Central and local government	Central banks	Other financial institutions	Corporate	Personal	Total	Core	Non- Core	Derivatives and contingent obligations
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	53	1,557	459	20,669	20,773	43,511	32,364	11,147	2,448
India	192	260	1,170	2,625	16	4,263	3,975	288	1,448
Italy	7	81	1,121	2,317	26	3,552	1,891	1,661	2,323
China	14	223	1,431	647	34	2,349	2,177	172	1,697
South Korea	-	12	1,078	710	2	1,802	1,786	16	394
Turkey	207	36	312	1,216	13	1,784	1,221	563	556
Russia	-	49	815	808	65	1,737	1,610	127	248
Brazil	-	-	1,001	301	4	1,306	1,185	121	88
Mexico	-	8	249	1,036	1	1,294	872	422	198
Romania	34	183	48	477	401	1,143	17	1,126	125
Poland	41	5	52	723	5	826	744	82	372
Indonesia	83	57	233	264	133	770	632	138	321
Portugal	45	-	48	585	5	683	327	356	555

Additional selected countries

Spain	20	13	1,197	6,842	405	8,477	4,022	4,455	2,372
Belgium	172	11	1,182	983	19	2,367	1,855	512	2,342
Japan	401	-	1,028	756	24	2,209	1,561	648	1,907
Greece	10	9	36	421	15	491	341	150	220
31 December 2010

Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
India	262	-	1,614	2,590	273	4,739	4,085	654	1,249
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
China	17	298	1,240	753	64	2,372	2,136	236	1,572
South Korea	-	276	1,039	555	2	1,872	1,822	50	643
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
Russia	-	110	251	1,181	58	1,600	1,475	125	216
Brazil	-	-	825	315	5	1,145	1,025	120	120
Mexico	-	8	149	999	1	1,157	854	303	148
Romania	36	178	42	426	446	1,128	7	1,121	142
Poland	-	168	13	655	6	842	736	106	381
Indonesia	84	42	262	293	131	812	657	155	273
Portugal	86	-	63	611	6	766	450	316	537

Additional selected countries

Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Belgium	102	14	473	893	327	1,809	1,307	502	2,546
Japan	1,379	-	685	809	24	2,897	2,105	792	2,000
Greece	14	36	49	188	16	303	173	130	214

Note:
(1)	Credit risk assets consist of:
	●	Lending: cash and balances at central banks, loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases). Undrawn commitments are excluded;
	●	Derivative exposures are measured at mark-to-market and net of liabilities where a master netting arrangement is enforceable;
	●	Contingent obligations, primarily letters of credit and guarantees. Undrawn commitments are excluded.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Key points
•
Exposure shows a mixed picture for the selected countries during the first half of 2011. Currency movements increased euro denominated lending by 4.6% and reduced US dollar denominated exposures by 3.5%. There were reductions in lending to governments, central banks and corporate clients whereas exposure to banks increased. Non-Core exposures fell, except in a few countries where drawings took place under committed facilities. Appendix 2 provides further commentary and details on selected eurozone countries, including held-for-trading and available-for-sale holdings.

•	Japan - lending exposure at £2.2 billion reduced by £0.7 billion since 31 December 2010 driven by a reduction in government lending.

•
North Africa and the Middle East - exposure reduced during the first half of 2011. Of the countries experiencing varying degrees of social and political unrest. Lending exposure to Bahrain and Egypt was £197 million and £77 million respectively. Exposure to Libya and Syria is negligible.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate

The commercial real estate lending portfolio totalled £84.6 billion at 30 June 2011, a 5.9% decrease since 31 December 2010 (£89.9 billion). The Non-Core portion of the portfolio totalled £42.7 billion (50.5% of the portfolio) at 30 June 2011 (31 December 2010 - £47.7 billion, or 53.0% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 159. The analysis below excludes RRM and contingent obligations.

	30 June 2011			31 March 2011			31 December 2010
	Investment	Development	Total	Investment	Development	Total	Investment	Development	Total
By division	£m	£m	£m	£m	£m	£m	£m	£m	£m

Core
UK Corporate(1)	25,472	5,839	31,311	26,514	6,124	32,638	24,879	5,819	30,698
Ulster Bank	4,338	955	5,293	4,272	1,015	5,287	4,284	1,090	5,374
US Retail & Commercial	4,009	98	4,107	4,083	87	4,170	4,322	93	4,415
GBM	775	402	1,177	1,030	417	1,447	1,131	644	1,775

	34,594	7,294	41,888	35,899	7,643	43,542	34,616	7,646	42,262

Non-Core
UK Corporate	4,765	2,504	7,269	5,372	2,701	8,073	7,591	3,263	10,854
Ulster Bank	4,076	9,002	13,078	3,947	8,881	12,828	3,854	8,760	12,614
US Retail & Commercial	1,101	49	1,150	1,234	55	1,289	1,325	70	1,395
GBM	20,823	399	21,222	21,707	523	20,230	22,405	417	22,822

	30,765	11,954	42,719	32,260	12,160	44,420	35,175	12,510	47,685

	65,359	19,248	84,607	68,159	19,803	87,962	69,791	20,156	89,947

Note:
(1)
The increase in Core UK Corporate exposures in Q1 2011 reflected Non-Core returning commercial real estate assets, in preparation for the sale of the RBS England and Wales branch-based business to Santander.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography	£m	£m	£m	£m	£m

30 June 2011
UK (excluding Northern Ireland)	31,116	6,696	1,356	7,763	46,931
Ireland (ROI & NI) (1)	5,424	1,210	2,762	6,701	16,097
Western Europe	10,887	1,565	13	87	12,552
US	5,880	1,196	79	108	7,263
RoW	1,361	24	149	230	1,764

	54,668	10,691	4,359	14,889	84,607

31 March 2011
UK (excluding Northern Ireland)	32,221	7,195	1,405	8,184	49,005
Ireland (ROI & NI) (1)	5,153	1,143	2,848	6,556	15,700
Western Europe	12,273	712	8	70	13,063
US	6,696	1,252	234	97	8,279
RoW	1,490	24	141	260	1,915

	57,833	10,326	4,636	15,167	87,962

31 December 2010
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050
Ireland (ROI & NI) (1)	5,056	1,148	2,785	6,578	15,567
Western Europe	12,262	707	25	46	13,040
US	7,405	1,332	69	175	8,981
RoW	1,622	25	138	524	2,309

	59,324	10,467	4,537	15,619	89,947

Note:
(1)	ROI: Republic of Ireland; NI: Northern Ireland.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography	£m	£m	£m	£m	£m

30 June 2011
UK (excluding Northern Ireland)	26,564	11,248	6,023	3,096	46,931
Ireland (ROI & NI)	3,364	3,270	858	8,605	16,097
Western Europe	431	12,021	55	45	12,552
US	4,059	3,017	131	56	7,263
RoW	176	1,209	227	152	1,764

	34,594	30,765	7,294	11,954	84,607

31 March 2011
UK (excluding Northern Ireland)	27,658	11,758	6,320	3,269	49,005
Ireland (ROI & NI)	3,189	3,107	899	8,505	15,700
Western Europe	378	12,607	50	28	13,063
US	4,396	3,552	121	210	8,279
RoW	278	1,236	253	148	1,915

	35,899	32,261	7,643	12,159	87,962

31 December 2010
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050
Ireland (ROI & NI)	3,159	3,044	963	8,401	15,567
Western Europe	409	12,560	25	46	13,040
US	4,636	4,101	173	71	8,981
RoW	244	1,404	488	173	2,309

	34,616	35,175	7,646	12,510	89,947

By sub-sector (1)	UK (excl NI) £m	Ireland (ROI & NI) £m	Western Europe £m	US £m	RoW £m	Total £m

30 June 2011
Residential	14,449	9,046	1,650	1,304	254	26,703
Office	7,766	462	4,446	552	806	14,032
Retail	9,671	956	2,618	268	296	13,809
Industrial	4,589	183	675	53	51	5,551
Mixed/other	10,456	5,450	3,163	5,086	357	24,512

	46,931	16,097	12,552	7,263	1,764	84,607

31 December 2010
Residential	15,551	7,726	753	1,507	549	26,086
Office	8,551	1,402	4,431	675	891	15,950
Retail	10,607	3,985	1,933	1,029	479	18,033
Industrial	4,928	674	711	80	106	6,499
Mixed/other	10,413	1,780	5,212	5,690	284	23,379

	50,050	15,567	13,040	8,981	2,309	89,947

Note:
(1)	Excludes RRM and contingent obligations.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Key points
•
The decrease in the commercial real estate portfolio over the last six months has occurred primarily in the UK. The growth shown in Ireland is due to foreign exchange rate movements. The asset mix has remained broadly unchanged since the end of 2010.

•
Of the total portfolio at 30 June 2011, £39.0 billion (31 December 2010 - £46.3 billion) is managed within the Group’s standard credit risk processes, £6.2 billion (31 December 2010 - £9.2 billion) is receiving heightened credit oversight under the Group watchlist process (“watch”) and £39.5 billion (31 December 2010 - £34.4 billion) is managed within Global Restructuring Group (GRG). The increase in the portfolio managed by GRG is primarily driven by Ulster Bank Group.

•	Ulster Bank (Core and Non-Core) commercial real estate lending of £18.4 billion had a provision of £6.0 billion at 30 June 2011.

•
Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination continues to represent less than 1% of the portfolio.

•
Tighter risk appetite criteria for new business origination were implemented during 2010. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been inconsistent. To date this recovery has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone and Republic of Ireland.

•
The commercial real estate market will remain challenging in key markets and new business will be accommodated by running-off existing exposure. Liquidity in the market remains tight and so the Group’s focus remains on re-financing and supporting the existing client base.

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets

The Group's retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The table below includes both Core and Non-Core balances.

	30 June 2011	31 December 2010
Personal credit risk assets	£m	£m

UK Retail
- mortgages	95,955	92,592
- cards, loans and overdrafts	16,941	18,072
Ulster Bank
- mortgages	21,778	21,162
- other personal	1,605	1,017
Citizens
- mortgages	23,513	24,575
- auto and cards	5,575	6,062
- other (1)	3,070	3,455
Other (2)	16,409	18,123

	184,846	185,058

Notes:
(1)	Mainly student loans and recreational vehicles/marine.
(2)	Personal exposures in other divisions.

Residential mortgages
The table below details the distribution of residential mortgages by indexed LTV. Ulster Bank Group is discussed on page 159.

	UK Retail		Citizens
	30 June 2011	31 December 2010	30 June 2011	31 December 2010
Distribution by average LTV (1)%		%	%	%

<= 50%	37.9	38.5	26.9	25.8
> 50% and <= 70%	22.4	23.2	18.1	17.3
> 70% and <= 90%	26.4	26.2	26.6	27.4
> 90%	13.3	12.1	28.4	29.5

Total portfolio average LTV	59.0	58.2	75.3	75.3

Average LTV on new originations	54.9	64.2	65.0	64.8

Note:
(1)	LTV averages are calculated by transaction volume.

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets - Residential mortgages (continued)

The table below details the residential mortgages which are three months or more in arrears (by volume).
	30 June 2011	31 December 2010
	%	%

UK Retail (1)	1.7	1.7
Citizens	1.2	1.4

Note:
(1)
UK Retail arrears analysis covers all mortgage brands except the One Account Current Account Mortgage and some small legacy portfolios and so represents 92% of the total UK Retail mortgage portfolio. The One Account accounts for the vast majority of the remainder (c.£8 billion of assets, c.8% of the total) and had 1.0% of accounts 90 days continually in excess of limit as at 30 June 2011 (31 March 2011 - 0.9%).

UK Retail residential mortgages

Key points
•
The UK Retail mortgage portfolio totalled £96.0 billion at 30 June 2011, an increase of 3.6% from 31 December 2010, due to continued strong sales growth and lower redemption rates relative to before the financial crisis. Of the total portfolio, 98.4% is designated as Core business with the primary brands being the Royal Bank of Scotland, NatWest, the One Account and First Active. Non-Core comprises Direct Line Mortgages. The assets are prime mortgage lending and include 6.8% (£6.5 billion) of exposure to residential buy-to-let. There is a small legacy self certification book (0.3% of total assets), which was withdrawn from sale in 2004.

•
Gross new mortgage lending in H1 2011 remained strong at £7.8 billion. The average LTV for new business during H1 2011 was 54.9% compared with 64.2% in FY 2010. The maximum LTV available to new customers remains at 90%. Based on the Halifax House Price index at March 2011, the book average indexed LTV has increased marginally to 59.0% from 58.2% at 31 December 2010, influenced by the fall in house prices with the proportion of balances with an LTV over 100% at 30 June 2011 at 7.8%, up from 6.9% at 31 December 2010.

•	The arrears rate (more than 3 payments in arrears, excluding repossessions and shortfalls post property sale) has remained broadly stable since late 2009 at 1.7%.
•
The mortgage impairment charge was £116 million for the half year ended 30 June 2011 (Q1 2011 - £61 million; Q2 2011 - £55 million) an increase of 36.7% from H2 2010.  A significant part of this relates to adjustments reflecting reduced expectations of recovery on prior period defaulted debt and provisions relating to mortgages in forbearance.  Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

•
A number of initiatives aimed at supporting customers experiencing temporary financial difficulties remain in place. Forbearance/re-negotiation activities include offering reduced or deferred payment terms on a temporary basis for a period of up to twelve months, during which arrears continue to accrue on the account, as well as term extensions beyond the originally planned repayment date, and also re-capitalisations from the non-performing book back to performing. It is Group policy not to initiate repossession proceedings for at least six months after arrears are evident. The number of properties repossessed in H1 2011 was 715 which is broadly in line with the 2010 average.

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets - Residential mortgages (continued)

Citizens residential real estate

Key points
•
Citizens total residential real estate portfolio totalled £23.5 billion ($37.8 billion) at 30 June 2011 (31 December 2010 - £24.6 billion ($38.2 billion)). The residential real estate portfolio comprises £6.3 billion ($10.1 billion) (Core - £5.6 billion ($9.0 billion); Non-Core - £0.7 billion ($1.1 billion)) of first lien residential mortgages and £17.2 billion ($27.7 billion) (Core - £14.6 billion ($23.4 billion); Non-Core - £2.7 billion ($4.3 billion)) of home equity loans and lines (first and second lien). Home equity Core consists of 46% first lien position while Non-Core consists of 98% second lien position. The Core business comprises 86% of the portfolio and Non-Core comprising 14%, with the serviced by others (SBO) portfolio being the largest component (74%) of the Non-Core portfolio.

•
Citizens continues to focus on the ‘footprint states’ in New England, Mid Atlantic and Mid West targeting low risk products and maintaining conservative risk policies.  At 30 June 2011, the portfolio consisted of £19.8 billion ($31.8 billion) (84% of the total portfolio) in these footprint states.

•
The current weighted average LTV of the residential real estate portfolio remained flat at 75.3% at 31 December 2010 and 30 June 2011.  The current weighted average LTV of the residential real estate portfolio excluding SBO is 70.0%.

•
The arrears rate decreased from 1.4% at 31 December 2010 to 1.2% at 30 June 2011. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines.  Citizens participate in the US Government Home Modification Program alongside other bank-sponsored initiatives, which has helped customers.

•
The SBO portfolio consists of purchased pools of home equity loans and lines (96% second lien) with current LTV (108% at 30 June 2011) and geographic profiles (73% outside of Citizens footprint) resulting in an annualised charge-off rate of 9.7% in H1 2011.  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.9 billion ($4.5 billion) at 31 December 2010 to £2.5 billion ($4.0 billion) at 30 June 2011. The arrears rate of the SBO portfolio has decreased from 2.7% at 31 December 2010 to 2.2% at 30 June 2011 due to more effective account servicing and collections.

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets - Personal lending

The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK and the US. New defaults as a proportion of average loans and advances are shown in the following table.

	30 June 2011		31 December 2010
Personal lending	Average loans and receivables £m	Impairment charge as a % of loans and receivables %	Average loans and receivables £m	Impairment charge as a % of loans and receivables %

UK Retail cards (1)	5,719	3.0	6,025	5.0
UK Retail loans (1)	8,400	2.4	9,863	4.8

	£m	%	£m	%

Citizens cards (2)	904	5.8	1,006	9.9
Citizens auto loans (2)	4,696	0.1	5,262	0.6

Notes:
(1)	The ratios for UK Retail assets refers to the impairment charges for the full year 2010 and annualised for June 2011.
(2)	The ratios for Citizens refers to charge-offs, net of recoveries realised in the period.

Key points
•
The UK personal lending portfolio, of which 98.1% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £16.9 billion at 30 June 2011 (31 December 2010 - £18.1 billion), a decrease of 6.6% due to continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured loan balances, and with cards and current account balances remaining stable. The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill), and totalled £0.3 billion at 30 June 2011 (31 December 2010 - £0.4 billion).

•
Risk appetite continues to be actively managed across all products. Support continues for customers experiencing financial difficulties through “breathing space initiatives” on all unsecured products, whereby a thirty day period is given to allow customers to establish a debt repayment plan. During this time the Group suspends collection activity. A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues, addressing both continued support for the Group’s customers and the management of impairments.

•
UK Retail benefited from a combination of risk appetite tightening and a more favourable economic environment, impairment losses on unsecured lending have reduced from £395 million in H2 2010 to £287 million in H1 2011 with underlying default trends having now broadly stabilised. Impairments will remain sensitive to the external environment.

•	Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

•	Outstanding balances for the Citizens credit card portfolio totalled £0.89 billion (US$1.43 billion) at 30 June 2011. Core assets comprised 88% of the portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
Ulster Bank Group accounts for 10.2% of the Group’s total gross customer loans (31 March 2011 - 10.1%; 31 December 2010 - 9.9%) and 8.8% of the Group’s Core gross customer loans (31 March 2011 - 9.0%; 31 December 2010 - 8.9%). The H1 2011 impairment charge was £2,540 million (H1 2010 - £1,722 million) with commercial real estate and mortgage sectors accounting for £1,860 million (73%) and £311 million (12%) of the total H1 2011 impairment charge respectively. The remainder of the impairment charge is attributable to the other corporate and personal unsecured portfolios. Provision coverage of REIL increased from 43.8% at 31 December 2010 to 51.4% at H1 2011.

The impairment charge of £1,246 million for Q2 2011 was £48 million lower than Q1 2011. There was a decrease in the value of loans defaulting and a moderation of mortgage credit loss metrics in the quarter, however, these were offset by deteriorating collateral values in our commercial real estate portfolios. Overall high unemployment coupled with higher taxation and less liquidity in the economy, continues to depress housing market confidence and consumer spending, which resulted in the elevated impairment charge in the portfolios during the quarter.

Core
The H1 2011 impairment charge was £730 million (H1 2010 - £499 million) with the mortgage sector accounting for £311 million (43%) of the total. Impairment losses for Q2 2011 were £269 million (Q1 2011 - £461 million) reflecting the difficult economic environment in Ireland with elevated default levels across both mortgage and other corporate non-property portfolios. High unemployment, lower incomes and increased taxation together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate and mortgage loan losses.

Ulster Bank Group is assisting customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty.

Non-Core
The H1 2011 impairment charge was £1,810 million (H1 2010 - £1,223 million) with the commercial real estate sector accounting for £1,697 million (94%) of the total. The impairment charge increased from £833 million for Q1 2011 to £977 million for Q2 2011, primarily reflecting the deterioration in security values in the development property portfolio, particularly those projects which have very low expectation of being completed in the medium-term.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	H1 Impairment charge	H1 Amounts written-off
30 June 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,778	2,014	769	9.2	38.2	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90.0	11.3	33	15
Commercial real estate
- investment	4,338	838	331	19.3	39.5	7.6	115	-
- development	955	241	120	25.2	49.8	12.6	48	-
Other corporate	8,699	1,822	1,000	20.9	54.9	11.5	223	2

	37,375	5,116	2,401	13.7	46.9	6.4	730	21

Non-Core
Commercial real estate
- investment	4,076	2,662	1,231	65.3	46.2	30.2	384	-
- development	9,002	7,847	4,367	87.2	55.7	48.5	1,313	-
Other corporate	1,811	1,226	661	67.7	53.9	36.5	113	2

	14,889	11,735	6,259	78.8	53.3	42.0	1,810	2

Ulster Bank Group
Mortgages	21,778	2,014	769	9.2	38.2	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90.0	11.3	33	15
Commercial real estate
- investment	8,414	3,500	1,562	41.6	44.6	18.6	499	-
- development	9,957	8,088	4,487	81.2	55.5	45.1	1,361	-
Other corporate	10,510	3,048	1,661	29.0	54.5	15.8	336	4

	52,264	16,851	8,660	32.2	51.4	16.6	2,540	23

Note:
(1)	Funded loans.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q1 Impairment charge	Q1 Amounts written-off
31 March 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	4,272	773	282	18.1	36.5	6.6	73	-
- development	1,015	210	99	20.7	47.1	9.8	24	-
Other corporate	8,886	1,682	890	18.9	52.9	10.0	120	1

	37,167	4,638	2,111	12.5	45.5	5.7	461	11

Non-Core
Commercial real estate
- investment	3,947	2,449	1,060	62.0	43.3	26.9	223	-
- development	8,881	7,588	3,524	85.4	46.4	39.7	503	-
Other corporate	1,995	1,186	658	59.4	55.5	33.0	107	-

	14,823	11,223	5,242	75.7	46.7	35.4	833	-

Ulster Bank Group
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	8,219	3,222	1,342	39.2	41.7	16.3	296	-
- development	9,896	7,798	3,623	78.8	46.5	36.6	527	-
Other corporate	10,881	2,868	1,548	26.4	54.0	14.2	227	1

	51,990	15,861	7,353	30.5	46.4	14.1	1,294	11

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q4 Impairment charge	Q4 Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	79	-
- development	1,090	65	37	6.0	56.9	3.4	(10)	-
Other corporate	9,039	1,205	667	13.3	55.4	7.4	135	1

	36,857	3,619	1,633	9.8	45.1	4.4	376	10

Non-Core
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	206	-
- development	8,760	6,341	2,783	72.4	43.9	31.8	596	-
Other corporate	1,970	1,310	561	66.5	42.8	28.5	(19)	-

	14,584	10,042	4,344	68.9	43.3	29.8	783	-

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	285	-
- development	9,850	6,406	2,820	65.0	44.0	28.6	586	-
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	116	1

	51,441	13,661	5,977	26.6	43.8	11.6	1,159	10

Key points
•
The increase in REIL in H1 2011 reflects continuing difficult conditions in both the commercial and residential sectors in the Republic of Ireland. Of the REIL at 30 June 2011, 70% was in Non-Core (31 December 2010 - 74%).

•
Sequential quarter comparison shows Core impairment of £269 million down from £461 million in Q1 2011, reflecting a lower impairment charge on the mortgage portfolio in Q2 2011. Non-Core impairments in Q2 2011 were £977 million compared with £833 million in Q1 2011 as collateral values in the development property portfolio deteriorated.

•	The majority of the Non-Core development lending book (87%) is REIL with a 56% provision coverage.

•	Mortgages show REIL as a % of gross lending of 9.2% at 30 June 2011 compared with 8.3% at 31 March 2011 and 7.4% at 31 December 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not take account of provisions made.

	30 June 2011	31 March 2011	31 December 2010
By average LTV (1)%		%	%

<= 50%	35.1	34.7	35.9
> 50% and <= 70%	13.0	13.0	13.5
> 70% and <= 90%	13.0	13.0	13.5
> 90%	38.9	39.3	37.1

Total portfolio average LTV	74.5	73.7	71.2

Average LTV on new originations during the period	65.0	69.0	75.9

Note:
(1)	LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.8 billion at 30 June 2011 - with 90% in the Republic of Ireland and 10% in Northern Ireland. At constant exchange rates, the portfolio remained at similar levels to 31 December 2010 (£22.0 billion) with little growth due to very low new business volumes.

•
The 90 days arrears rate (by volume) increased due to the continued challenging economic environment. At 30 June 2011, the arrears rate was 7.4% (by volume) compared with 6.0% at 31 December 2010 and 6.6% at 31 March 2011. The impairment charge for Q2 2011 was £78 million compared with £233 million for Q1 2011. Repossession levels are higher than 2010 but remain modest with a total of 98 properties in H1 2011 repossessed (76 for full year 2010). 78% of repossessions during H1 2011 were through voluntary surrender or abandonment of the property.

•	Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio in Ulster Bank Group increased marginally during the quarter to £18.4 billion at 30 June 2011, primarily due to exchange rate movements. The Non-Core portion of the portfolio totalled £13.1 billion (71% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio 25% relates to Northern Ireland, 63% to the Republic of Ireland and 12% to the rest of the UK.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 June 2011
Ireland (ROI & NI)	2,762	6,701	5,378	1,210	16,051
UK (excluding Northern Ireland)	104	358	1,702	112	2,276
RoW	4	28	8	4	44

	2,870	7,087	7,088	1,326	18,371

31 March 2011
Ireland (ROI & NI)	2,848	6,556	5,090	1,143	15,637
UK (excluding Northern Ireland)	112	362	1,835	129	2,438
RoW	-	18	22	-	40

	2,960	6,936	6,947	1,272	18,115

31 December 2010
Ireland (ROI & NI)	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	18	22	-	40

	2,895	6,955	6,925	1,213	17,988

Note:
(1)	The above table does not include rate risk management or contingent obligations.

Key point
•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank. The outlook remains challenging with limited liquidity in the marketplace to support re-financing. Ongoing reviews of the portfolio have led to a greater portion of the portfolio moving to specialised management in the Global Restructuring Group.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, VaR, stress testing, position and sensitivity analyses.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous 500 days of time series results.

The VaR disclosure is broken down into trading and non-trading. Trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

The Group’s VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and balance sheet management (continued)

Market risk: GBM traded revenue

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Key points
•
The average daily revenue earned from GBM’s trading activities in H1 2011 was £28 million, compared with £33 million in H1 2010. The standard deviation of these daily revenues was £19 million compared with £23 million in H1 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•	An analysis of the frequency distribution of daily revenue shows that there were four days with negative revenue during H1 2011 compared with seven days in H1 2010.

•	The most frequent result is a daily revenue of between £25 million and £30 million with 16 occurrences in H1 2011, compared with 14 occurrences in H1 2010.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group’s trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Quarter ended
	30 June 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	39.4	36.8	75.7	27.5	60.4	60.2	79.2	42.1
Credit spread	73.2	64.6	95.0	60.0	134.1	97.7	151.1	97.7
Currency	9.4	9.3	14.2	5.2	12.2	10.5	18.0	8.1
Equity	10.4	12.0	17.3	5.2	11.1	10.7	14.5	8.0
Commodity	0.2	0.3	1.6	-	0.2	0.1	0.7	-
Diversification		(61.0)				(71.1)

Total	78.7	62.0	117.9	60.8	156.4	108.1	181.3	108.1

Core	60.2	42.5	86.0	42.5	108.2	72.2	133.9	72.2
CEM	26.5	23.2	33.2	21.9	40.0	34.7	47.6	34.5
Core excluding CEM	57.1	39.4	78.4	39.2	88.0	70.6	106.2	65.2

Non-Core	69.3	51.4	110.1	47.5	113.9	109.4	128.6	104.1

Key points

Q2 2011 compared with Q1 2011
•
The Group’s trading VaR reduced over the course of the second quarter as the exceptional volatility experienced during the financial crisis continued to drop out of the 500 days of time series data used in the VaR calculation.

•
The Core trading VaR and credit spread VaR decreased significantly at 31 March 2011 as GBM managed down its risk position given a volatile and risk averse environment and the adoption of more appropriate daily time series for sub-prime/subordinated RMBS. This decreased further in Q2 2011 as more inventory reductions were made and the reduced volatility in the time series continued to contribute to a lower VaR calculation.

•
The maximum interest rate VaR in Q2 2011 was driven by a higher exposure level ahead of the European Central Bank (ECB) meeting. Following the ECB meeting, positions were then reduced as the markets had fully factored in subsequent rate hikes, causing the interest rate VaR to reduce significantly. The VaR then remained at the lower level for the rest of the quarter.

•
The Non-Core trading VaR decreased significantly at the beginning of May 2011, as a result of continued de-risking of the Non-Core Markets portfolio in line with the overall strategy along with a period of high volatility dropping out of the VaR calculation.

Risk and balance sheet management (continued)

Market risk (continued)

	Half year ended
	30 June 2011				30 June 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	49.8	36.8	79.2	27.5	45.8	42.8	64.2	32.5
Credit spread	103.4	64.6	151.1	60.0	158.2	203.0	203.2	113.0
Currency	10.8	9.3	18.0	5.2	20.6	21.4	28.0	13.9
Equity	10.8	12.0	17.3	5.2	10.4	6.7	17.3	6.6
Commodity	0.2	0.3	1.6	-	10.7	8.1	15.8	6.7
Diversification		(61.0)				(71.5)

Total	117.3	62.0	181.3	60.8	152.9	210.5	210.5	103.0

Core	84.0	42.5	133.9	42.5	95.5	118.1	145.4	58.9
CEM	33.2	23.2	47.6	21.9	45.1	75.5	76.5	30.3
Core excluding CEM	72.5	39.4	106.2	39.2	82.8	78.6	108.7	53.6

Non-Core	91.4	51.4	128.6	47.5	90.4	104.9	108.1	63.2

Key point

H1 2011 compared with H1 2010
•
The Group’s trading VaR was significantly lower at 30 June 2011, compared with 30 June 2010. Both Core and Non-Core portfolios exhibited significantly reduced trading VaR in total and across asset class VaR components as the exceptional volatility of the market data from the period of the financial crisis dropped out of the time series data used in the VaR calculation and both portfolios engaged in active de-risking.

•	The commodity VaR was materially lower in H1 2011 compared with H1 2010 as the sale of the Group’s interest in Sempra was completed at the end of 2010.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group’s non-trading portfolio, excluding the SCP and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Quarter ended
	30 June 2011				31 March 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.3	8.3	9.2	5.7	7.8	7.0	10.8	6.5
Credit spread	19.1	18.0	24.2	16.1	23.8	22.5	39.3	14.2
Currency	1.7	3.3	3.3	0.2	0.6	0.6	1.8	0.1
Equity	2.2	2.0	2.4	2.0	2.5	2.3	3.1	2.2
Diversification		(13.1)				(5.4)

Total	18.7	18.5	22.5	16.7	26.5	27.0	41.6	13.4

Core	18.5	19.4	24.6	15.7	25.5	26.1	38.9	13.5
Non-Core	3.7	4.3	4.3	2.8	2.6	2.4	3.4	2.2

Key points

Q2 2011 compared with Q1 2011
•	The Core non-trading VaR reduced over the course of the second quarter, primarily due to reduced volatility in the market data used in the VaR calculation.

•
The maximum non-trading credit spread VaR in Q2 2011 was significantly lower than in Q1 2011. The Q1 2011 maximum VaR was high due to a change in the time series used for the Dutch RMBS portfolio in RBS N.V. where more relevant and granular market data had become available and provided a better reflection of the risk in the portfolio. The Q2 2011 credit spread VaR decreased through the period as the volatile market data continued to drop out of the 500 day time series used in the VaR calculation.

	Half year ended
	30 June 2011				30 June 2010 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.0	8.3	10.8	5.7	8.8	7.3	13.3	5.5
Credit spread	21.4	18.0	39.3	14.2	44.6	23.0	101.2	23.0
Currency	1.1	3.3	3.3	0.1	1.7	3.4	7.6	0.3
Equity	2.3	2.0	3.1	2.0	0.8	0.3	3.5	0.2
Diversification		(13.1)				(6.3)

Total	22.6	18.5	41.6	13.4	42.0	27.7	98.0	25.0

Core	22.0	19.4	38.9	13.5	41.6	27.4	98.1	25.0
Non-Core	3.2	4.3	4.3	2.2	0.9	1.2	3.6	0.3

Note:
(1)	Revised to exclude LAR portfolios.

Risk and balance sheet management (continued)

Market risk (continued)

Key points
•
As for traded VaR, the Group’s non-trading VaR was significantly lower at the end of H1 2011, when compared with the period end H1 2010, as the exceptional volatility of the market data from the period of the financial crises continued to drop out of the 500 days of time series data used in the VaR calculation.

•
The maximum credit spread VaR was significantly higher in the half year ended in 2010 than in  the half year ended 2011. This was primarily due to the increased market volatility experienced since the credit crisis being fully incorporated into the two year time series used by the VaR model.  This volatility was particularly pronounced in respect of credit spreads and had a marked impact on credit spread VaR.

•
A methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in mid-January 2010 which significantly reduced the credit spread VaR and the total and Core VaR. The enhancement better reflected the risk in the context of position changes, downgrades and vintage as well as improving differentiation between prime, Alt-A and sub-prime exposures.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2011
1-2 years	-	-	45	46	91	-	-	44	41	85
2-3 years	11	-	-	183	194	10	-	-	170	180
3-4 years	5	-	11	48	64	5	-	10	46	61
4-5 years	-	15	-	56	71	-	14	-	53	67
5-10 years	95	396	315	365	1,171	84	370	245	322	1,021
>10 years	390	498	551	526	1,965	167	420	391	388	1,366

	501	909	922	1,224	3,556	266	804	690	1,020	2,780

31 March 2011
1-2 years	-	19	-	38	57	-	18	-	34	52
2-3 years	12	19	43	70	144	12	17	42	64	135
3-4 years	-	5	11	206	222	-	5	10	194	209
4-5 years	15	15	-	36	66	15	14	-	33	62
5-10 years	96	467	313	385	1,261	85	435	232	342	1,094
>10 years	397	624	561	530	2,112	154	500	400	369	1,423

	520	1,149	928	1,265	3,862	266	989	684	1,036	2,975

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Note:
(1)
MBS include sub-prime RMBS with a notional amount of £451 million (31 March 2011 - £455 million; 31 December 2010 - £471 million) and a fair value of £325 million (31 March 2011 - £330 million; 31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The SCP non-trading risk in Non-Core is not measured using VaR as the Group believes this is not an appropriate tool for this portfolio of illiquid debt securities. The reduction in CLO drawn notional and fair value in Q2 2011 was due to positions paying down.

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 352 to 369 of the 2010 Form 20-F, however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2010 Form 20-F was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the Group has identified two additional risks which were not included in the 2010 Form 20-F, namely those arising from the Independent Commission on Banking review and the transfer of a substantial part of the business activities of RBS N.V. to RBS plc.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2010 Form 20-F.

•
RBS or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of RBS’s businesses.

•
The Group’s ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s strategic plan and implementation of the State Aid restructuring plan agreed with the EC and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk and may impair the Group’s ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The Group’s businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. These have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group requires access to sources of liquidity, which have been constrained in recent years, and a failure to access liquidity due to market conditions or otherwise could adversely affect the Group’s financial condition. In addition, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Risk factors (continued)

•	The Group’s insurance businesses are subject to inherent risks involving claims on insured events.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•	The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.  In addition, the Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group’s operations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•
As a result of the UK Government’s majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including suspending dividends and certain coupon payments, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

•
The Group’s participation in the APS is costly and complex and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group’s business, capital or tax position, financial condition and results of operations. Any changes to the regulatory treatment of the APS may negatively impact the Group’s capital position and any withdrawal from, or termination of, the APS will be costly.

Risk factors (continued)

In addition, the risk faced by the Group as a result of the actual or perceived failure or worsening credit of the Group’s counterparties has been exacerbated by an increase in the perceived risk of sovereign default relating to certain EU member states. This has also had a negative impact on capital and credit markets. In particular, the Group has significant exposure to customers and counterparties within the European Union (including the United Kingdom and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods.

The Group is also subject to the following additional risk factors which were not included in the 2010 Form 20-F:

The Independent Commission on Banking is reviewing competition in the UK banking industry and possible structural reforms. The outcomes of this review could have a material adverse effect on the interests of the Group.
The UK Government has appointed an Independent Commission on Banking (the “ICB”) to review possible structural measures to reform the banking system in order to promote, amongst other things, stability and competition. The ICB has confirmed it will publish its final report on 12 September 2011. The interim report published on 11 April 2011 (the “Interim Report”) set out the ICB’s provisional views on possible reforms to improve stability and competition in UK banking and sought responses to those views. Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition. The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences. The Treasury Select Committee (the “TSC”) has also recently conducted an examination into competition and choice in the retail banking sector and issued a report on 2 April 2011. According to the UK Government’s response to the TSC’s report, published on 12 July 2011, the majority of the issues raised by the TSC will be addressed in the ICB’s final report. The Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. However, there can be no assurance that the final report will not recommend that additional obligations be imposed upon the Group. The implementation of the recommendations set out in the Interim Report and any further obligations to be imposed upon the Group could negatively affect the Group’s structure, results of operations, financial condition and prospects.

The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have an adverse effect on the Group
As part of the restructuring of its businesses, operations and assets, on 19 April 2011, the boards of RBSG, RBS plc, RBS Holdings N.V. and The Royal Bank of Scotland N.V. (RBS N.V.) approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”), subject, among other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending on 31 December 2013. A large part of the Proposed Transfers is expected to have taken place by the end of 2012.

Risk factors (continued)

The process for implementing the Proposed Transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each Proposed Transfer may cause a delay in its completion (or result in its non-completion). If any of the Proposed Transfers are delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. and RBS plc. In addition, the FSA may impose additional requirements in relation to RBS plc to the extent that such a delay in implementation (or non-completion) of any of the Proposed Transfers has consequential financial implications for RBS plc (for example increased intra-group large exposures). A delay in implementation of (or any failure to implement) any of the Proposed Transfers may therefore adversely impact RBS N.V.’s and RBS plc’s capital and liquidity resources and requirements, with consequential adverse impacts on their funding resources and requirements.

The occurrence of a delay in the implementation of (or any failure to implement) any of the Proposed Transfers may therefore have a material adverse effect on the Group's business, results of operations, financial condition, and could result in a loss of value in any securities issued by the company.

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.6067, being the Noon Buying Rate on 30 June 2011.

Summary consolidated income statement

	30 June	30 June	30 June
	2011	2011	2010
	$m	£m	£m

Net interest income	10,489	6,528	7,218
Non-interest income	14,088	8,768	10,742

Total income	24,577	15,296	17,960
Operating expenses	(14,994)	(9,332)	(9,170)

Profit before other operating charges and impairment losses	9,583	5,964	8,790
Insurance net claims	(2,739)	(1,705)	(2,459)
Impairment losses	(8,119)	(5,053)	(5,162)

Operating (loss)/profit before tax	(1,275)	(794)	1,169
Tax (charge)/credit	(1,037)	(645)	(932)

(Loss)/profit from continuing operations	(2,312)	(1,439)	237
Profit from discontinued operations, net of tax	50	31	(706)

(Loss)/profit for the period	(2,262)	(1,408)	(469)

(Loss)/profit attributable to:
Non-controlling interests	27	17	(602)
Preference dividends	-	-	124
Ordinary shareholders	(2,289)	(1,425)	9

Summary consolidated balance sheet

	30 June 2011	30 June 2011	31 December 2010
	$m	£m	£m

Loans and advances	1,029,638	640,840	655,778
Debt securities and equity shares	431,553	268,596	239,678
Derivatives and settlement balances	673,911	419,438	438,682
Other assets	188,136	117,095	119,438

Total assets	2,323,238	1,445,969	1,453,576

Owners’ equity	120,091	74,744	75,132
Non-controlling interests	2,407	1,498	1,719
Subordinated liabilities	42,274	26,311	27,053
Deposits	1,003,350	624,479	609,483
Derivatives, settlement balances and short positions	750,040	466,820	478,076
Other liabilities	405,076	252,117	262,113

Total liabilities and equity	2,323,238	1,445,969	1,453,576

Additional information

	30 June 2011	31 March 2011	31 December 2010

Ordinary share price	£0.385	£0.408	£0.391

Number of ordinary shares in issue	59,226m	58,579m	58,458m

Market capitalisation (including B shares)	£42.4bn	£44.7bn	£42.8bn

Capitalisation of the Group
The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 June 2011.

As at 30 June 2011
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 25p	14,806
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

15,317
Retained income and other reserves	59,427

Owners’ equity	74,744

Group indebtedness
Subordinated liabilities	26,311
Debt securities in issue	213,797

Total indebtedness	240,108

Total capitalisation and indebtedness	314,852

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 30 June 2011, issuances of debt securities totalled £2.1 billion (gross). Issuances net of buybacks and maturities totalled £0.2 billion.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 June, 2011.

Additional information (continued)

Ratio of earnings to fixed charges
	Quarter ended 30 June 2011(3,4)	Year ended 31 December
		2010	2009(4)	2008(4)	2007	2006

Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.70	0.94	0.75	0.05	1.45	1.62
- excluding interest on deposits		0.38			5.73	6.12
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.70	0.95	0.80	0.05	1.47	1.64
- excluding interest on deposits		0.44			6.53	6.87

Notes:
(1)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the quarter ended 30 June 2011 and for the years ended 31 December 31, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the quarter ended 30 June 2011 was £678 million and for the years ended 31 December, 2010, 2009 and 2008 they were £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for the quarter ended 30 June 2011 was £678 million and for the years ended 31 December, 2010, 2009 and 2008 they were £399 million, £2,647 million and £25,691 million, respectively.

(3)	Based on unaudited numbers.
(4)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc (Registrant)

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant 12 August 2011

Appendix 1

Businesses outlined for
disposal

Appendix 1 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress. Due to the complex nature of the process required to separate the divesting branches and associated assets, and the desire to minimise customer disruption, the transaction is now expected to complete in the second half of 2012, subject to regulatory approvals and other conditions.

Preparations for the disposal of RBS Insurance, by way of public flotation or a trade sale, targeted for the second half of 2012 continue. External advisors were appointed during Q4 2010 and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows Total income and Operating profit of RBS Insurance, and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	H1 2011	FY 2010	H1 2011	FY 2010	H1 2011	FY 2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	2,116	4,369	206	(295)	206	(295)
UK branch-based businesses (2)	472	902	248	439	185	160

Total	2,588	5,271	454	144	391	(135)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.7	12.4	4.2	4.0
UK branch-based businesses (2)	11.5	13.2	19.6	19.9	1.0	1.2

Total	11.5	13.2	32.3	32.3	5.2	5.2

Notes:
(1)
As reported in the Form 6-K for the half year ended 30 June 2011 and Form 20-F for the year ended 31 December 2010 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.

(2)	Estimated notional equity based on 9% of RWAs.

1

Appendix 1 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	H1 2011	FY 2010
	£m	£m	£m	£m

Income statement
Net interest income	146	200	346	656
Non-interest income	50	76	126	246

Total income	196	276	472	902

Direct expenses
- staff	(39)	(43)	(82)	(176)
- other	(47)	(35)	(82)	(144)
Indirect expenses	(37)	(23)	(60)	(143)

	(123)	(101)	(224)	(463)

Operating profit before impairment losses	73	175	248	439
Impairment losses (1)	(39)	(24)	(63)	(279)

Operating profit	34	151	185	160

Analysis of income by product
Loans and advances	69	174	243	445
Deposits	53	77	130	261
Mortgages	65	-	65	120
Other	9	25	34	76

Total income	196	276	472	902

Net interest margin	4.61%	3.07%	3.57%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	3,000	1,600	4,600	4,400

Note:
(1)	Q1 2011 impairment losses benefitted from £54 million of latent and other provision releases.

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	30 June 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	6.6	13.0	-	19.6	19.9
Loans and advances to customers (gross)	6.9	13.4	-	20.3	20.7
Customer deposits	8.8	14.9	-	23.7	24.0
Derivative assets	-	-	0.4	0.4	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.1	-	1.6	1.7
Loan:deposit ratio	79%	90%	-	86%	86%
Risk-weighted assets	3.3	8.2	-	11.5	13.2

2

Appendix 2

Additional risk management
disclosures

1

Appendix 2 Additional risk management disclosures (continued)

Country risk

Background
In this Appendix, further details are provided of the Group’s exposure to five eurozone countries, namely Greece, Ireland, Portugal, Spain and Italy, as these countries have been the focus of investor concern.

During these times of increased stress, the Group is working proactively with its clients in these five eurozone countries in order to manage both relationships and exposure. Additionally, the Group is managing its sovereign exposures closely.

As a result of the deterioration in Greece’s fiscal position and the announcement of the proposals to restructure Greek sovereign debt, the Group has recognised an impairment in respect of Greek government bonds. Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group’s sovereign exposures to these countries were not considered impaired at 30 June 2011.

Key points

Republic of Ireland: Major local operation, largely through Ulster Bank (split roughly equally between corporate and retail exposure). Some additional exposure through GBM (mostly derivatives and debt securities).

●	Central and local government: Modest exposure, including £93 million of AFS debt securities (AFS reserves £57 million) and HFT long and short positions of £84 million and £40 million respectively.

●
Other banks and financial institutions: Exposure including derivatives and reverse repos of £1.6 billion, most of which is collateralised, HFT long position of £387 million and short positions of £42 million, AFS securities of £304 million (AFS reserves £45 million), and lending of £459 million.

●
Corporate: Exposure largely consisting of lending which is concentrated in commercial real estate, with a majority of the exposures in Non-Core. Outside of this, corporate exposures are diversified across a range of customers, including subsidiaries of foreign-owned corporations and government-owned utilities and across a wide range of sectors, including manufacturing and services.

●	Personal: Lending of £20.8 billion, predominantly consisting of residential mortgages.

●	Contingent liabilities and commitments: Amounted to £3.7 billion, of which £2.2 billion corporate customers.

2

Appendix 2 Additional risk management disclosures (continued)

Country risk (continued)

Key points (continued)

Spain: Primarily lending to major investment grade corporations. AFS debt securities of covered bonds.
●
Central and local government: Net HFT short positions of £997 million, consisting of long positions of £1.1 billion and short positions of £2.1 billion. Modest AFS position of £91 million (AFS reserves £49 million).

●
Other banks and financial institutions: AFS covered bonds of £6.7 billion (AFS reserves £1,191 million), issued by Spanish banks and financial institutions. Collateralised derivatives and reverse repos of £1.6 billion.  Lending exposure to banks up by £939 million in H1 2011 to £1.2 billion, reflecting seasonal increases in loans, settlement balances and money market positions to banks within existing credit lines.

●
Corporate: Lending essentially unchanged at £6.8 billion. Core exposure is to large international corporations and local corporations with strong business profiles, generally infrastructure, utilities and TMT companies. Diversified product mix.

●	Personal: Lending relatively stable at £405 million.

●	Contingent liabilities and commitments: Amounted to £2.6 billion, of which £2.2 billion corporate customers.

Italy: GBM hub country with relationships with large companies, banks and financial institutions and primary dealing activity.
●
Central and local government: HFT long position of £7.0 billion against a short position of £5.2 billion. AFS securities of £955 million (AFS reserves £90 million). Lending, derivatives and contingent exposures all minimal.

●	Other banks and financial institutions: Exposure comprised of derivatives and reverse repos of £1.7 billion, largely collateralised, along with lending of £1.1 billion.

●	Corporate: Lending largely unchanged at £2.3 billion. Portfolio currently weighted towards corporations with a large geographic footprint or substantial local operations. Diversified product mix.

●	Personal: Minor exposure, largely comprised of lending of £26 million.

●	Contingent liabilities and commitments: Amounted to £3.5 billion, of which £2.4 billion corporate customers.

Greece: Primarily legacy government bond positions.
●	Central and local government: AFS debt securities of £733 million after impairment of £733 million. HFT long and short positions of £276 million and £28 million respectively.

●	Other banks and financial institutions: Exposure to leading Greek banks, consisting of derivatives, generally cash collateralised, and reverse repos, totalling £188 million.

●
Corporate: Lending, including short and long-term committed facilities, amounting to £421 million. Focus on investment-grade borrowers, across a range of sectors, including industrial, energy and utilities.

●	Personal: Limited exposure - lending of £15 million.

●	Contingent liabilities and commitments: Amounted to £165 million, of which £154 million corporate customers.

3

Appendix 2 Additional risk management disclosures (continued)

Country risk (continued)

Key points (continued)

Portugal: Modest exposure overall.

●	Central and local government: HFT long and short positions of £76 million and £109 million respectively. AFS bonds of £71 million (AFS reserves of £48 million).

●	Other banks and financial institutions: Exposure principally to the four largest local institutions, comprising sovereign CDS. Lending totalled £48 million.

●	Corporate: Lending of £585 million.

●	Personal: Negligible exposure.

●	Contingent liabilities and commitments: Amounted to £362 million, of which £353 million corporate customers.

CDS referencing sovereign exposures

●
CDS positions are managed by the Credit Flow desk in GBM, who acts as a market maker for CDS across a wide range of names from sovereigns to corporate, as well as indices. RBS’s net mark-to-market exposure to CDSs referencing peripheral eurozone sovereigns is small. In addition trades are collateralised with appropriate levels of variation margin applied on a daily basis. It is anticipated that sovereign CDS trades will become available for clearing on the   Intercontinental Exchange in coming months.

4

Appendix 2 Additional risk management disclosures

Country risk:  Summary

	30 June 2011
							of which: central and local government
	Republic of Ireland (ROI)	Spain	Italy	Greece	Portugal	Total	Republic of Ireland (ROI)	Spain	Italy	Greece	Portugal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Lending	43,511	8,477	3,552	491	683	56,714	53	20	7	10	45	135
HFT debt securities (net)	465	(839)	2,046	250	5	1,927	44	(997)	1,833	248	(33)	1,095
AFS and LAR debt securities	531	7,227	1,817	733	223	10,531	93	91	955	733	71	1,943
Derivatives and reverse repos	2,267	2,004	2,222	212	355	7,060	10	25	60	2	21	118

Total - debt and derivatives	46,774	16,869	9,637	1,686	1,266	76,232	200	(861)	2,855	993	104	3,291

Contingent liabilities and commitments	3,681	2,606	3,493	165	362	10,307	2	31	7	-	-	40

CDS asset							530	488	558	1,452	833	3,861
CDS liability							539	482	511	1,392	839	3,763

Lending maturity
- ≤ 1 year							-	20	-	-	45	65
- 1-5 years							22	-	7	10	-	39
- > 5 years							31	-	-	-	-	31

AFS debt security maturity
- ≤ 1 year							4	50	-	-	-	54
- 1-5 years							-	41	51	25	-	117
- > 5 years							89	-	904	708	71	1,772

5

Appendix 2 Additional risk management disclosures

Country risk:  Summary (continued)

	31 December 2010
							of which: central and local government
	ROI	Spain	Italy	Greece	Portugal	Total	ROI	Spain	Italy	Greece	Portugal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Lending	43,189	7,651	3,719	303	766	55,628	61	19	45	14	86	225
HFT debt securities (net)	411	46	2,082	81	-	2,620	8	(67)	1,946	81	(51)	1,917
AFS and LAR debt securities	921	7,085	1,769	895	245	10,915	104	88	906	895	92	2,085
Derivatives and reverse repos	2,940	2,047	2,030	203	393	7,613	20	53	71	7	29	180

Total - debt and derivatives	47,461	16,829	9,600	1,482	1,404	76,776	193	93	2,968	997	156	4,407

Contingent liabilities and commitments	4,311	2,883	3,853	162	734	11,943	1	1	6	7	211	226

CDS asset							360	436	641	854	471	2,762
CDS liability							387	435	551	871	460	2,704

Lending maturity
- ≤ 1 year							9	-	8	-	86	103
- 1-5 years							24	19	37	14	-	94
- > 5 years							28	-	-	-	-	28

AFS debt security maturity
- ≤ 1 year							4	49	-	35	-	88
- 1-5 years							-	-	-	32	-	32
- > 5 years							100	39	906	828	92	1,965

6

Appendix 2 Additional risk management disclosures (continued)

Country risk: Lending

	30 June 2011										31 December 2010
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total	REIL	Provisions	Provision coverage	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m	£m	£m

ROI	53	1,557	75	384	20,669	20,773	43,511	12,483	6,586	53	61	2,119	87	813	19,881	20,228	43,189
Spain	20	13	1,167	30	6,842	405	8,477	1,717	662	39	19	5	166	92	6,962	407	7,651
Italy	7	81	724	397	2,317	26	3,552	270	18	7	45	78	668	418	2,483	27	3,719
Greece	10	9	3	33	421	15	491	310	210	68	14	36	18	31	188	16	303
Portugal	45	-	48	-	585	5	683	-	-	-	86	-	63	-	611	6	766

	135	1,660	2,017	844	30,834	21,224	56,714	14,870	7,476	51	225	2,238	1,002	1,354	30,125	20,684	55,628

Held-for-trading debt securities (net)

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	44	79	266	76	465	8	247	115	41	411
Spain	(997)	(28)	64	122	(839)	(67)	46	33	34	46
Italy	1,833	69	51	93	2,046	1,946	52	49	35	2,082
Greece	248	(1)	-	3	250	81	-	-	-	81
Portugal	(33)	21	17	-	5	(51)	44	3	4	-

	1,095	140	398	294	1,927	1,917	389	200	114	2,620

7

Appendix 2 Additional risk management disclosures (continued)

Country risk: HFT debt securities - long positions

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	84	85	302	76	547	93	292	116	41	542
Spain	1,138	213	66	146	1,563	1,172	164	33	34	1,403
Italy	7,012	174	64	133	7,383	5,113	68	49	35	5,265
Greece	276	-	-	3	279	118	-	-	-	118
Portugal	76	25	17	-	118	68	46	3	4	121

	8,586	497	449	358	9,890	6,564	570	201	114	7,449

HFT debt securities - short positions

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	40	6	36	-	82	85	45	1	-	131
Spain	2,135	241	2	24	2,402	1,239	118	-	-	1,357
Italy	5,179	105	13	40	5,337	3,167	16	-	-	3,183
Greece	28	1	-	-	29	37	-	-	-	37
Portugal	109	4	-	-	113	119	2	-	-	121

	7,491	357	51	64	7,963	4,647	181	1	-	4,829

8

Appendix 2 Additional risk management disclosures (continued)

Country risk: Available-for-sale (AFS) and loans and receivables (LAR) debt securities

	30 June 2011					31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Central and local government	Banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	93	205	99	134	531	104	429	204	184	921
Spain	91	4,928	1,847	361	7,227	88	4,829	1,767	401	7,085
Italy	955	1	177	684	1,817	906	9	175	679	1,769
Greece	733	-	-	-	733	895	-	-	-	895
Portugal	71	102	5	45	223	92	106	4	43	245

	1,943	5,236	2,128	1,224	10,531	2,085	5,373	2,150	1,307	10,915

The table above includes LAR of £828 million (31 December 2010 - £901 million) of which £594 million (31 December 2010 - £599 million) relates to bonds issued by Italian and Irish corporates and the rest to other financial institutions of Italy, Republic of Ireland and Spain.

AFS reserves relating to debt securities (gross and net of tax)

	30 June 2011						31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	AFS reserves (gross)	AFS reserves (net)	Central and local government	Banks	Other financial institutions	Corporate	AFS reserves (gross)	AFS reserves (net)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	(57)	(44)	(1)	2	(100)	(75)	(41)	(49)	(2)	-	(92)	(74)
Spain	(49)	(737)	(454)	(3)	(1,243)	(921)	(60)	(733)	(481)	(2)	(1,276)	(939)
Italy	(90)	-	-	(15)	(105)	(79)	(103)	-	(12)	-	(115)	(86)
Greece	-	-	-	-	-	-	(694)	-	-	-	(694)	(517)
Portugal	(48)	(28)	-	-	(76)	(57)	(26)	(23)	-	-	(49)	(36)

	(244)	(809)	(455)	(16)	(1,524)	(1,132)	(924)	(805)	(495)	(2)	(2,226)	(1,652)

9

Appendix 2 Additional risk management disclosures (continued)

Country risk: Derivatives and reverse repos

	30 June 2011						31 December 2010
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Total	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	10	228	828	757	444	2,267	20	126	1,523	837	434	2,940
Spain	25	-	1,554	10	415	2,004	53	-	1,482	22	490	2,047
Italy	60	-	1,053	691	418	2,222	71	-	782	759	418	2,030
Greece	2	-	186	2	22	212	7	-	167	3	26	203
Portugal	21	-	247	42	45	355	29	-	307	7	50	393

	118	228	3,868	1,502	1,344	7,060	180	126	4,261	1,628	1,418	7,613

Contingent liabilities and commitments

	30 June 2011						31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Personal	Total	Central and local government	Banks	Other financial institutions	Corporate	Personal	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

ROI	2	53	818	2,232	576	3,681	1	83	1,050	2,633	544	4,311
Spain	31	65	255	2,198	57	2,606	1	41	285	2,494	62	2,883
Italy	7	44	1,053	2,376	13	3,493	6	161	1,217	2,456	13	3,853
Greece	-	1	-	154	10	165	7	1	3	141	10	162
Portugal	-	1	-	353	8	362	211	2	1	512	8	734

	40	164	2,126	7,313	664	10,307	226	288	2,556	8,236	637	11,943

10

Appendix 2 Additional risk management disclosures

Loans, REIL and impairments by industry and geography
The tables below analyse loans and advances (excluding reverse repos and disposal groups) and related REIL, provisions, impairments and write-offs by industry and geography (by location of office), for the Group, Core and Non-Core.
30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Group
Central and local government	8,081	-	-	-	-	-	-	-
Finance - banks	53,264	155	133	0.3	86	0.2	-	-
- other	52,583	1,088	677	2.1	62	1.3	15	52
Residential mortgages	149,909	5,127	1,284	3.4	25	0.9	670	274
Personal lending	35,453	3,279	2,628	9.2	80	7.4	303	573
Property	87,401	21,953	8,911	25.1	41	10.2	2,395	415
Construction	11,595	1,757	694	15.2	39	6.0	(73)	118
Manufacturing	30,361	1,274	562	4.2	44	1.9	85	30
Service industries and business activities
- retail, wholesale and repairs	24,721	1,074	536	4.3	50	2.2	80	66
- transport and storage	21,692	527	148	2.4	28	0.7	49	22
- health, education and recreation	18,254	1,202	413	6.6	34	2.3	146	37
- hotels and restaurants	9,480	1,611	663	17.0	41	7.0	195	43
- utilities	9,497	89	25	0.9	28	0.3	1	-
- other	30,094	2,173	1,138	7.2	52	3.8	523	205
Agriculture, forestry and fishing	3,914	152	62	3.9	41	1.6	(27)	3
Finance leases and instalment credit	16,273	889	531	5.5	60	3.3	68	92
Interest accruals	891	-	-	-	-	-	-	-
Latent	-	-	2,354	-	-	-	(295)	-

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

of which:
UK
- residential mortgages	105,259	2,222	407	2.1	18	0.4	124	12
- personal lending	22,563	2,927	2,395	13.0	82	10.6	336	461
- property	63,766	8,227	2,847	12.9	35	4.5	830	162
- other	178,726	5,735	3,424	3.2	60	1.9	239	439
Europe
- residential mortgages	20,864	2,140	654	10.3	31	3.1	337	2
- personal lending	2,806	216	178	7.7	82	6.3	(80)	27
- property	18,273	13,018	5,826	71.2	45	31.9	1,570	170
- other	50,711	5,004	3,106	9.9	62	6.1	637	48
US
- residential mortgages	23,113	740	214	3.2	29	0.9	209	260
- personal lending	8,614	134	53	1.6	40	0.6	47	82
- property	3,854	360	97	9.3	27	2.5	(46)	63
- other	36,908	610	1,053	1.7	173	2.9	(82)	40
RoW
- residential mortgages	673	25	9	3.7	36	1.3	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	1,508	348	141	23.1	41	9.4	41	20
- other	24,355	642	353	2.6	55	1.4	(27)	141

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

11

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

12

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Core
Central and local government	6,574	-	-	-	-	-	-	-
Finance - banks	52,619	145	132	0.3	91	0.3	-	-
- other	47,545	777	531	1.6	68	1.1	130	18
Residential mortgages	144,400	4,629	1,000	3.2	22	0.7	422	118
Personal lending	32,224	2,968	2,380	9.2	80	7.4	320	502
Property	44,539	3,749	943	8.4	25	2.1	124	59
Construction	8,525	812	271	9.5	33	3.2	100	84
Manufacturing	24,068	546	259	2.3	47	1.1	21	22
Service industries and business activities
- retail, wholesale and repairs	22,123	667	315	3.0	47	1.4	92	48
- transport and storage	15,243	247	45	1.6	18	0.3	23	19
- health, education and recreation	16,707	576	177	3.4	31	1.1	53	14
- hotels and restaurants	8,028	976	345	12.2	35	4.3	112	19
- utilities	7,487	20	-	0.3	-	-	(1)	-
- other	25,128	1,070	638	4.3	60	2.5	407	72
Agriculture, forestry and fishing	3,791	81	24	2.1	30	0.6	(29)	3
Finance leases and instalment credit	8,353	194	124	2.3	64	1.5	20	40
Interest accruals	715	-	-	-	-	-	-	-
Latent	-	-	1,568	-	-	-	(132)	-

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

of which:
UK
- residential mortgages	103,689	2,168	397	2.1	18	0.4	119	11
- personal lending	22,205	2,723	2,210	12.3	81	10.0	326	458
- property	36,584	2,747	586	7.5	21	1.6	77	42
- other	153,718	3,078	1,814	2.0	59	1.2	231	293
Europe
- residential mortgages	20,224	1,956	514	9.7	26	2.5	224	2
- personal lending	2,234	146	125	6.5	86	5.6	(23)	12
- property	5,483	826	281	15.1	34	5.1	37	-
- other	37,702	2,576	1,829	6.8	71	4.9	568	15
US
- residential mortgages	20,020	481	80	2.4	17	0.4	79	105
- personal lending	6,315	97	43	1.5	44	0.7	17	29
- property	2,228	127	38	5.7	30	1.7	10	17
- other	34,157	304	638	0.9	210	1.9	29	28
RoW
- residential mortgages	467	24	9	5.1	38	1.9	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	244	49	38	20.1	78	15.6	-	-
- other	21,329	153	148	0.7	97	0.7	(32)	3

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

13

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m
31 December 2010

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	-	1	-
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	-
- personal lending	1,460	5	5	0.3	100	0.3	-	-
- property	735	58	35	7.9	60	4.8	20	-
- other	19,390	180	75	0.9	42	0.4	71	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

14

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Non-Core
Central and local government	1,507	-	-	-	-	-	-	-
Finance - banks	645	10	1	1.6	10	0.2	-	-
- other	5,038	311	146	6.2	47	2.9	(115)	34
Residential mortgages	5,509	498	284	9.0	57	5.2	248	156
Personal lending	3,229	311	248	9.6	80	7.7	(17)	71
Property	42,862	18,204	7,968	42.5	44	18.6	2,271	356
Construction	3,070	945	423	30.8	45	13.8	(173)	34
Manufacturing	6,293	728	303	11.6	42	4.8	64	8
Service industries and business activities
- retail, wholesale and repairs	2,598	407	221	15.7	54	8.5	(12)	18
- transport and storage	6,449	280	103	4.3	37	1.6	26	3
- health, education and recreation	1,547	626	236	40.5	38	15.3	93	23
- hotels and restaurants	1,452	635	318	43.7	50	21.9	83	24
- utilities	2,010	69	25	3.4	36	1.2	2	-
- other	4,966	1,103	500	22.2	45	10.1	116	133
Agriculture, forestry and fishing	123	71	38	57.7	54	30.9	2	-
Finance leases and instalment credit	7,920	695	407	8.8	59	5.1	48	52
Interest accruals	176	-	-	-	-	-	-	-
Latent	-	-	786	-	-	-	(163)	-

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

of which:
UK
- residential mortgages	1,570	54	10	3.4	19	0.6	5	1
- personal lending	358	204	185	57.0	91	51.7	10	3
- property	27,182	5,480	2,261	20.2	41	8.3	753	120
- other	25,008	2,657	1,610	10.6	61	6.4	8	146
Europe
- residential mortgages	640	184	140	28.8	76	21.9	113	-
- personal lending	572	70	53	12.2	76	9.3	(57)	15
- property	12,790	12,192	5,545	95.3	45	43.4	1,533	170
- other	13,009	2,428	1,277	18.7	53	9.8	69	33
US
- residential mortgages	3,093	259	134	8.4	52	4.3	130	155
- personal lending	2,299	37	10	1.6	27	0.4	30	53
- property	1,626	233	59	14.3	25	3.6	(56)	46
- other	2,751	306	415	11.1	136	15.1	(111)	12
RoW
- residential mortgages	206	1	-	0.5	-	-	-	-
- personal lending	-	-	-	-	-	-	-	-
- property	1,264	299	103	23.7	34	8.1	41	20
- other	3,026	489	205	16.2	42	6.8	5	138

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

15

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	-
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	-	-	-	-	-	4	1
- personal lending	2	-	-	-	-	-	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

16

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by division
The table below analyses the Group's loans and advances to banks and customers (excluding reverse repos and disposal groups) and related REIL, PPL, provisions, impairments, write-offs and coverage ratios by division.
	Gross loans	REIL	PPL	REIL & PPL	Provisions	Provisions as a % of REIL	REIL & PPL as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	£m	£m	%	%	£m	£m

30 June 2011
UK Retail	110,770	4,622	135	4,757	2,672	58	4.3	402	457
UK Corporate	110,893	4,761	157	4,918	1,902	40	4.4	322	332
Wealth	19,626	185	52	237	69	37	1.2	8	6
Global Transaction Services	23,074	309	1	310	216	70	1.3	74	11
Ulster Bank	39,450	5,116	-	5,116	2,401	47	13.0	730	21
US Retail & Commercial	48,020	929	-	929	484	52	1.9	139	170

Retail & Commercial	351,833	15,922	345	16,267	7,744	49	4.6	1,675	997
Global Banking & Markets	112,310	1,535	9	1,544	1,008	66	1.4	(13)	21
RBS Insurance and other	3,926	-	-	-	-	-	-	-	-

Core	468,069	17,457	354	17,811	8,752	50	3.8	1,662	1,018
Non-Core	95,394	24,893	127	25,020	12,007	48	26.2	2,473	912

	563,463	42,350	481	42,831	20,759	49	7.6	4,135	1,930

31 December 2010
UK Retail	108,813	4,620	175	4,795	2,741	59	4.4	1,160	1,135
UK Corporate	111,744	3,967	221	4,188	1,732	44	3.7	761	349
Wealth	18,350	223	38	261	66	30	1.4	18	9
Global Transaction Services	17,484	146	6	152	147	101	0.9	8	49
Ulster Bank	39,786	3,619	2	3,621	1,633	45	9.1	1,161	48
US Retail & Commercial	48,661	913	-	913	505	55	1.9	483	547

Retail & Commercial	344,838	13,488	442	13,930	6,824	51	4.0	3,591	2,137
Global Banking & Markets	122,054	1,719	31	1,750	1,042	61	1.4	146	87
RBS Insurance and other	2,741	-	-	-	-	-	-	-	-

Core	469,633	15,207	473	15,680	7,866	52	3.3	3,737	2,224
Non-Core	109,206	23,391	160	23,551	10,316	44	21.6	5,407	3,818

	578,839	38,598	633	39,231	18,182	47	6.8	9,144	6,042

17

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	29,429	15	6,538	-	35,982	17,876	-	18,106	-
RMBS: covered bond	141	214	8,871	-	9,226	-	-	9,226	-
RMBS: prime	1,457	3,451	1,997	379	7,284	1,461	28	5,689	106
RMBS: non-conforming	994	2,029	85	-	3,108	516	-	1,214	1,378
RMBS: sub-prime	753	613	149	207	1,722	1,057	-	470	195
CMBS	2,467	1,755	916	46	5,184	2,668	-	1,100	1,416
CDOs	11,663	85	503	-	12,251	7,764	-	4,392	95
CLOs	5,002	122	841	1	5,966	1,153	-	4,488	325
Other ABS	2,603	1,679	2,313	1,340	7,935	1,749	-	3,630	2,556

	54,509	9,963	22,213	1,973	88,658	34,244	28	48,315	6,071

Carrying value
RMBS: G10 government	29,826	15	6,104	-	35,945	17,967	-	17,978	-
RMBS: covered bond	144	214	7,814	-	8,172	-	-	8,172	-
RMBS: prime	1,279	3,141	1,731	378	6,529	1,253	1	5,178	97
RMBS: non-conforming	848	1,876	85	-	2,809	428	-	1,004	1,377
RMBS: sub-prime	600	298	121	189	1,208	685	-	336	187
CMBS	2,320	1,416	701	45	4,482	2,161	-	993	1,328
CDOs	3,119	54	312	-	3,485	1,367	-	2,024	94
CLOs	4,529	84	631	1	5,245	814	-	4,147	284
Other ABS	2,351	929	2,190	1,312	6,782	961	-	3,375	2,446

	45,016	8,027	19,689	1,925	74,657	25,636	1	43,207	5,813

Net exposure
RMBS: G10 government	29,826	15	6,104	-	35,945	17,967	-	17,978	-
RMBS: covered bond	144	214	7,814	-	8,172	-	-	8,172	-
RMBS: prime	1,048	3,129	1,406	378	5,961	691	1	5,172	97
RMBS: non-conforming	845	1,877	85	-	2,807	426	-	1,004	1,377
RMBS: sub-prime	113	298	113	164	688	174	-	327	187
CMBS	1,368	1,414	573	45	3,400	1,138	-	952	1,310
CDOs	1,087	29	304	-	1,420	856	-	470	94
CLOs	1,251	84	630	1	1,966	811	-	871	284
Other ABS	2,026	810	2,190	1,312	6,338	617	-	3,376	2,345

	37,708	7,870	19,219	1,900	66,697	22,680	1	38,322	5,694

18

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	-	4,523	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	-	4,089	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	-	4,081	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

19

Appendix 3

Asset Protection Scheme

Appendix 3 Asset Protection Scheme

Covered assets roll forward
The table below shows the movement in covered assets.
Covered amount
£bn

Covered assets at 31 December 2010	194.7
Disposals	(1.4)
Maturities, amortisation and early repayments	(10.6)
Effect of foreign currency movements and other adjustments	(0.9)

Covered assets at 31 March 2011	181.8
Disposals	(1.5)
Maturities, amortisation and early repayments	(13.7)
Effect of foreign currency movements and other adjustments	1.1

Covered assets at 30 June 2011	167.7

Key points
•	Covered amount has reduced by £114 billion since scheme inception (December 2008) from £282 billion to £168 billion.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

Credit impairments and write downs
The table below analyses the cumulative credit impairment losses and adjustments to par value (including available-for-sale reserves) relating to the covered assets.

	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Loans and advances	19,777	18,799	18,033
Debt securities	10,785	11,085	11,747
Derivatives	2,125	1,826	2,043

	32,687	31,710	31,823

By division:
UK Retail	3,124	3,053	2,964
UK Corporate	1,838	1,703	1,382
Ulster Bank	1,190	1,040	804

Retail & Commercial	6,152	5,796	5,150
Global Banking & Markets	1,420	1,445	1,496

Core	7,572	7,241	6,646
Non-Core	25,115	24,469	25,177

	32,687	31,710	31,823

Key point
•
Cumulative credit impairments and write-downs increased by £1.0 billion in the quarter, reflecting further impairments and write-downs (£1.0 billion) and exchange rate movements (£0.1 billion) partially offset by Non-Core disposals (£0.1 billion).

1

Appendix 3 Asset Protection Scheme (continued)

First loss utilisation
The Group has agreed with HM Treasury modifications to the Scheme rules, which affect most APS portfolios in Global Banking & Markets and an APS portfolio in UK Corporate that relates to larger clients. All other APS portfolios in the Group are unaffected. The overall economic aspects of the Scheme are unchanged, including value and term of cover, credit derivative valuation and capital effects.

The modified rules for recognition of triggered assets align more closely to the Group’s normal accounting and risk management procedures and will reduce the administrative burden of operating the Scheme. For the portfolios subject to these changes, the calculation of loss now takes into account expected recoveries in addition to those already received. This has resulted in a reduction in first loss utilisation. A comparison of losses arising under the original Scheme rules with those arising under the modified Scheme rules is set out below. This covers the period from Scheme inception to 31 March 2011 (the last point at which the original rules applied for the affected assets).

£m

Original First Loss Utilisation	38,961
Assets not triggered under modified rules (1)	(4,126)
Assets triggered under modified rules (2)	997
Expected recoveries (3)	(6,272)

Revised First Loss Utilisation	29,560

Notes:
(1)	Assets that had triggered under the original Scheme rules but were not impaired or defaulted are not triggered under the modified rules.
(2)	Assets that had not yet triggered under the original Scheme rules but had impaired or defaulted are triggered under the modified rules.
(3)	For assets which have triggered under both original and modified rules, this amount represents the excess of expected recoveries over cash recoveries received to date.

2

Appendix 3 Asset Protection Scheme (continued)

First loss utilisation (continued)
The table below shows the first loss utilisation under the original and modified rules.

	Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Total net triggered amount
30 June 2011	£m	£m	£m	£m

UK Retail	3,895	(608)	-	3,287
UK Corporate	1,914	(622)	806	2,098
Ulster Bank	1,918	(202)	-	1,716

Retail & Commercial	7,727	(1,432)	806	7,101
Global Banking & Markets	-	-	962	962

Core	7,727	(1,432)	1,768	8,063
Non-Core	14,676	(2,190)	7,753	20,239

	22,403	(3,622)	9,521	28,302

Loss credits				1,632

				29,934

31 March 2011

UK Retail	3,789	(514)	-	3,275
UK Corporate	1,930	(559)	768	2,139
Ulster Bank	1,659	(216)	-	1,443

Retail & Commercial	7,378	(1,289)	768	6,857
Global Banking & Markets	-	-	994	994

Core	7,378	(1,289)	1,762	7,851
Non-Core	14,852	(2,007)	7,396	20,241

	22,230	(3,296)	9,158	28,092

Loss credits				1,468

				29,560

31 December 2010

UK Retail	3,675	(455)	-	3,220
UK Corporate	1,690	(427)	597	1,860
Ulster Bank	1,500	(160)	-	1,340

Retail & Commercial	6,865	(1,042)	597	6,420
Global Banking & Markets	-	-	962	962

Core	6,865	(1,042)	1,559	7,382
Non-Core	13,946	(1,876)	6,923	18,993

	20,811	(2,918)	8,482	26,375

Loss credits				1,241

				27,616

3

Appendix 3 Asset Protection Scheme (continued)

First loss utilisation (continued)

Key points
•
In Q2 2011 the Group received loss credits of £0.2 billion in relation to disposals. The Group and the Asset Protection Agency remain in discussion with regard to loss credits in relation to the withdrawal of £0.5 billion of derivative assets during Q2 2010.

•	As previously disclosed the Group expects an average recovery rate of approximately 45% across all portfolios.

Risk-weighted assets
The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

UK Retail	10.7	11.4	12.4
UK Corporate	19.3	21.5	22.9
Ulster Bank	7.6	7.4	7.9

Retail & Commercial	37.6	40.3	43.2
Global Banking & Markets	10.3	11.1	11.5

Core	47.9	51.4	54.7
Non-Core	47.3	47.0	50.9

APS RWAs	95.2	98.4	105.6

Key point
•	The decrease of £3.2 billion in RWAs reflects pool movements, partially offset by changes in risk parameters principally in Non-Core and Ulster Bank.

4

Glossary of terms

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset Protection Scheme credit default swap - in 2009, the Group became party to the asset protection scheme under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty’s Treasury acting on behalf of the UK Government.  The contract is accounted for as a derivative financial instrument.  It is recognised at fair value and included in Derivatives on the balance sheet.  Changes in its fair value are recognised in profit or loss within Income from trading activities.

Assets under management are assets managed by the Group on behalf of clients.

Certificate of deposit (CD) - CDs are bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

1

Glossary of terms (continued)

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from 2 to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

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Glossary of terms (continued)

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread - is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments - are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short-term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue comprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods - and the carry-forward of tax losses and unused tax credits.

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Glossary of terms (continued)

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with movements in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation - is a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

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Glossary of terms (continued)

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Freddie Mac (Federal Home Loan Mortgage Corporation) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Government Sponsored Enterprises (GSEs) - are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan - is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

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Glossary of terms (continued)

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) - is the independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRS) and for approving Interpretations of IFRS as developed by the International Financial Reporting Interpretations Committee (IFRIC).

Interest spread - is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Loan impairment provisions - are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Master netting agreement - is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers - are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

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Glossary of terms (continued)

Mortgage-backed securities (MBS) - are asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Net interest income - is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - is net interest income as a percentage of average interest-earning assets.

Net principal exposure - is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

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Glossary of terms (continued)

Residential mortgage backed securities (RMBS) - are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Retail loans - are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) - is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - the SCP is a portfolio of certain of the Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured notes - are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

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Glossary of terms (continued)

Subordinated liabilities - are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tangible Net Asset Value (TNAV) - Owners’ equity attributable to ordinary and B shareholders less intangible assets, divided by number of ordinary and B shares in issue.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

VaR - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

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